Deep roots. Bold future.

FranklinCovey

Annual Report 2025



Mission Statement

We enable greatness in people and organizations everywhere.

Vision

Our vision is to profoundly impact the way billions of people throughout the world live, work, and achieve their own great purposes.

To Be the Workplace of Choice for Achievers With Heart, We Value:

The Whole Person

We embrace the uniqueness and diversity of each individual and cultivate a culture of belonging.

The Principles We Teach

We believe in universal principles of effectiveness and strive to model what we teach.

Lasting Client Impact

We care deeply about our clients and helping them achieve their own great purposes.

The Pursuit of Growth

We are committed to meaningful growth— as individuals and as an organization.

TABLE OF CONTENTS









Paul S. Walker
Chief Executive Officer

Jessica G. Betjemann
Chief Financial Officer

Dear Fellow Shareholders,

At FranklinCovey, our work centers on a simple but vital truth: the greatest determinant of organizational performance is how people work together. Even as technology transforms the world of work – and AI accelerates that change – leaders everywhere continue to face challenges that ultimately depend on human behavior: aligning teams, building trust, driving execution, navigating disruption, and scaling what works across entire organizations.

This is the space where FranklinCovey excels. We are a breakthrough-results partner to leaders who must achieve outcomes through the collective action of their people. Leaders in organizations of all sizes and across every industry rely on our solutions to help them build the capabilities necessary to deliver on their most important goals. That relevance has grown even stronger amid today's uncertainty, where our clients tell us that high trust, focused execution, collaboration, and accountability are more essential than ever.

Our solutions, including *The 4 Disciplines of Execution, Speed of Trust, 7 Habits of Highly Effective People, Leader in Me*, and our leadership frameworks deliver enduring impact. They generate measurable results at scale, supported by our technology-enabled Impact Platform, our global teams of expert delivery consultants, and our expanding use of AI-enabled coaching and reinforcement. This combination differentiates us as one of the few true performance partners in our industry.

As AI reshapes how work gets done, its rise has only elevated the importance of the human capabilities at the center of our work. AI can automate processes and surface insights, but it cannot replace the judgment and collaboration required for organizations to achieve breakthrough performance. Many of the world's most advanced companies, including those leading the AI revolution, are turning to FranklinCovey for this very reason: they recognize that even with cutting-edge AI capabilities, their speed and success ultimately depend on how effectively their people work together. We view AI not as a threat, but as an enabler that amplifies the impact of our solutions.

A Business Model Built for Resilience and Long-Term Growth

Even in this past year's more difficult environment, the fundamentals of our business remained notably strong. Our subscription-based model continues to anchor dependable recurring revenue. Client retention across both the Enterprise and Education divisions remains high. Subscription services attachment remained strong, particularly in North America. And our Education business, with a growing base of more than 8,000 schools, continues to demonstrate resilience and demand for the outcomes *Leader in Me* creates.

These strong fundamentals give us confidence that the strategic path we are on will create meaningful long-term value. The transformation investments we made in our Enterprise North America go-to-market plus our continued investments in content and technology position us for meaningful growth in invoiced amounts this year, and sustained growth in revenue, Adjusted EBITDA, and Free Cash Flow in the years ahead.

A Year of Transition Amid Unexpected External Factors

Fiscal 2025 was a year of transition and transformation. As we executed the final phase of our North America go-to-market transformation – a planned initiative designed to accelerate growth for many years to come – a series of unforeseen external factors created an unusually challenging environment for our clients and our business. These included tariff-related uncertainty, reductions in U.S. federal government spending, geopolitical pressures, and broad economic caution across industries. These factors led many clients to slow decision-making, reduce spending, or delay expansions particularly during the middle portion of our fiscal year.

As a result, fiscal 2025 revenue was $267.1 million, and Adjusted EBITDA was $28.8 million, both in line with the guidance we provided in the third quarter. Subscription revenue remained stable, deferred revenue increased, and the vast majority of our clients remained with us – a testament to the durable outcomes we help them achieve.

While the year's results were below our original expectations, we exited fiscal 2025 with the transformation completed, our teams aligned and fully ramped for the year ahead, and the conditions in place to return to growth in fiscal 2026. We expect to generate meaningful growth in our invoiced amounts in fiscal 2026, with a portion of those invoiced amounts building deferred revenue setting us up for even greater reported revenue growth in fiscal 2027 and beyond. And as revenue grows, we expect to achieve strong operating leverage as we have in previous years with strong flow through of incremental revenue to Adjusted EBITDA and Free Cash Flow.

Positioned for a Strong Future

The purpose that drives FranklinCovey and the impact we help our clients achieve has never been more relevant. Our strategic foundation is solid: differentiated solutions, durable client partnerships, a resilient subscription model, and a global delivery platform supported by technology and AI. We have a clear path to accelerating top-line growth, increasing profitability, and expanding Free Cash Flow.

Most importantly, we have a team deeply committed to helping leaders around the world achieve breakthrough results. Their expertise and dedication to our clients gives us tremendous conviction about our future.

To our shareholders, thank you for your continued trust and support. We remain committed to delivering exceptional value for the clients we serve, the people we employ, and for you, our owners.

With gratitude and appreciation,

Paul S. Walker
Chief Executive Officer

Jessica G. Betjemann
Chief Financial Officer

Financial Highlights

August 31,	2025	2024	2023	2022	2021
In thousands, except per-share data					
Income Statement Data:					
Net sales	$267,067	$287,233	$280,521	$262,841	$224,168
Gross profit	203,569	221,072	213,490	201,912	172,902
Income from operations	5,704	33,042	26,361	23,674	8,101
Income before income taxes	6,067	33,046	25,869	22,064	6,075
Income tax benefit (provision)	(2,999)	(9,644)	(8,088)	(3,634)	7,548
Net income	3,068	23,402	17,781	18,430	13,623
Earnings per share:					
Basic	$ 0.24	$ 1.78	$ 1.30	$ 1.30	$ 0.97
Diluted	0.24	1.74	1.24	1.27	0.96
Balance Sheet Data:					
Total current assets	$129,477	$160,253	$145,017	$155,883	$136,708
Other long-term assets	33,109	22,694	17,471	12,735	15,153
Total assets	242,912	261,539	245,919	259,155	249,654
Long-term obligations	19,532	19,898	24,989	31,579	41,974
Total liabilities	176,001	178,404	167,265	176,341	169,791
Sharesholders' equity	66,911	83,135	78,654	82,814	79,863
Cash flows from operating activities	$ 28,977	$ 60,257	$ 35,738	$ 52,254	$ 46,177



Proxy Statement

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held January 23, 2026

Franklin Covey Co.

You are cordially invited to attend the Annual Meeting of Shareholders of Franklin Covey Co. (the Company), which will be held on Friday, January 23, 2026 at 8:30 a.m., in the Hyrum Smith Training Room at 13907 South Minuteman Dr., Suite 500, Draper, Utah 84020 (the Annual Meeting), for the following purposes:

(i) To elect eight directors to serve until the 2027 annual meeting of shareholders;

(ii) To hold an advisory vote on executive compensation;

(iii) To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for fiscal 2026; and

(iv) To transact such other business as may properly come before the Annual Meeting or at any adjournment or postponement thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on January 23, 2026. The proxy statement and annual report to shareholders are available at www.proxyvote.com.

The Board of Directors has fixed the close of business on Friday, November 28, 2025 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof.

You are cordially invited to attend the Annual Meeting in person. To ensure that your vote is counted at the Annual Meeting, however, please vote as promptly as possible.

By Order of the Board of Directors,

Robert A. Whitman
Chairman of the Board of Directors
December 18, 2025

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, to assure that your shares will be represented, please promptly complete your proxy. Your proxy will not be used if you are present at the Annual Meeting and desire to vote your shares personally.

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Franklin Covey Co.
13907 S. Minuteman Drive, Suite 500
Draper, Utah 84020

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PROXY STATEMENT

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Annual Meeting of Shareholders
January 23, 2026

SOLICITATION OF PROXIES

This proxy statement is being made available to the shareholders of Franklin Covey Co., a Utah corporation (us, our, we, Franklin Covey, or the Company), in connection with the solicitation by the board of directors (the Board or Board of Directors) of the Company of proxies from holders of outstanding shares of our common stock, $0.05 par value per share (the Common Stock), for use at our Annual Meeting of Shareholders to be held on Friday, January 23, 2026, at 8:30 a.m., in the Hyrum Smith Training Room at 13907 South Minuteman Dr., Suite 500, Draper, Utah 84020, and at any adjournment or postponement thereof (the Proxy Statement). This Proxy Statement, the Notice of Annual Meeting of Shareholders, and the accompanying form of proxy are first being mailed to shareholders of the Company on or about December 18, 2025.

PURPOSE OF THE ANNUAL MEETING

Shareholders of the Company will consider and vote on the following proposals: (i) to elect eight directors to serve until the next annual meeting; (ii) to hold an advisory vote on executive compensation; (iii) to ratify the appointment of Deloitte & Touche LLP (Deloitte) as our independent registered public accountants for the fiscal year ending August 31, 2026; and (iv) to transact such other business as may properly come before the Annual Meeting or at any adjournment or postponement thereof.

COSTS OF SOLICITATION

We will bear all costs and expenses relating to the solicitation of proxies, including the costs of preparation, assembly, printing, and mailing to shareholders this Proxy Statement and accompanying materials. In addition to the solicitation of proxies by use of the mails, our directors, officers, and employees, without receiving additional compensation, may solicit proxies personally or by telephone, facsimile, or electronic mail. Arrangements will be made with brokerage firms and other custodians, nominees, and fiduciaries for the forwarding of solicitation materials to the beneficial owners of the shares of Common Stock held by such persons, and we will reimburse such brokerage firms, custodians, nominees, and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

INFORMATION ABOUT VOTING

Who can vote?

The only voting securities that we have outstanding are shares of our Common Stock. Our Board of Directors has fixed the close of business on Friday, November 28, 2025 as the record date for determination of shareholders entitled to notice of, and to vote at, the Annual Meeting (the Record Date). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 11,989,951 shares of our Common Stock issued and outstanding. The holders of record of the shares of our Common Stock on the Record Date are entitled to cast one vote per share on each matter submitted to a vote at the Annual Meeting.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name with Broadridge, our stock transfer agent, you are considered a shareholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares, but not the shareholder of record, and your shares are held in "street name." You are entitled to vote your shares whether you are the shareholder of record or you hold the shares in street name.

How can you vote?

You may submit your proxy by mail, telephone, or the Internet. If you are submitting your proxy by mail, you should complete, sign, and date your proxy card and return it in the envelope provided. Sign your name exactly as it appears on the proxy card. If you plan to vote by telephone or the Internet, voting instructions are printed on your proxy card. If you hold your shares through an account with a brokerage firm, bank, or other nominee, please follow the instructions you receive from them to vote your shares. If you provide specific voting instructions, your shares will be voted as you have instructed. Proxy cards submitted by mail must be received by our voting tabulator no later than Thursday, January 22, 2026 to be voted at the Annual Meeting. You may also vote in person at the Annual Meeting.

What if I do not specify on my proxy card how I want my shares voted?

Shares of Common Stock which are entitled to be voted at the Annual Meeting and which are represented by properly executed proxies will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted (i) **FOR** the election of each of the eight director nominees (Proposal No. 1); (ii) **FOR** the proposal regarding an advisory vote on executive compensation (Proposal No. 2); (iii) **FOR** the ratification of the appointment of Deloitte as our independent registered public accountants for the fiscal year ending August 31, 2026 (Proposal No. 3); and in the discretion of the proxy holders as to any other matters as may properly come before the Annual Meeting or at any adjournment or postponement thereof. It is not currently anticipated that any other matters will be presented at the Annual Meeting.

What is "householding?"

We are sending only one notice or one copy of our proxy materials to shareholders who share the same last name and address, unless they have notified us that they want to receive multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings, and printing and mailing costs. If any shareholder residing at such address wishes to receive a separate copy of our proxy materials in the future, or, if any shareholders sharing an address are receiving multiple copies of our proxy materials and would like to request a single copy, they may contact the Office of the Corporate Secretary at 13907 South Minuteman Drive, Suite 500, Draper, Utah 84020 or by calling (801) 817-1776.

How do I vote at the Annual Meeting?

You may vote in person by written ballot at the Annual Meeting. However, if your shares are held in street name, you must bring a legal proxy or other proof from that broker, trust, bank, or other nominee of your beneficial ownership of those shares as of the record date in order to vote at the Annual Meeting. If you vote by proxy and also attend the Annual Meeting, you do not need to vote again at the Annual Meeting.

What are broker non-votes?

When a broker, bank, or other nominee has discretion to vote on one or more proposals at a meeting but does not have discretion to vote on other matters at the meeting, the broker, bank, or other nominee will inform the inspector of election that it does not have the authority to vote on the "non-discretionary" matters with respect to shares held for beneficial owners which did not provide voting instructions with respect to the "non-discretionary" matters. This situation is commonly referred to as a "broker non-vote."

If my shares are held in street name, will my broker, bank or other nominee vote my shares for me?

Generally no. If you hold your shares in street name and do not give voting instructions to your broker, bank, or other nominee, then your broker, bank, or other nominee may only vote your shares with respect to "discretionary" matters, but may not vote your shares with respect to "non-discretionary" matters. Each of our proposals, except for Proposal No. 3, the ratification of the appointment of our independent registered public accounting firm, are considered "non-discretionary" matters. As a result, if you hold your shares in street name, your broker, bank, or other nominee will not have discretion to vote your shares at the Annual Meeting, except for Proposal No. 3, if you do not provide voting instructions. Accordingly, it is important that street name holders give instructions to their broker, bank, or other nominee by following the voting instructions received from their broker, banker, or other nominee.

May I revoke my vote prior to the Annual Meeting?

Yes. A shareholder who has completed a proxy may revoke it at any time prior to its exercise at the Annual Meeting by returning a proxy bearing a later date, by filing with the Secretary of the Company, at the address set forth below, a written notice of revocation bearing a later date than the proxy being revoked, or by voting the Common Stock covered thereby in person at the Annual Meeting.

What is a Quorum?

A quorum is the presence, in person or by proxy, of at least a majority of the shares of our Common Stock outstanding as of the close of business on the Record Date. A quorum is necessary to transact business at the Annual Meeting. Abstentions and "broker non-votes" will be included in determining the presence of a quorum at the Annual Meeting. Holders of Common Stock will vote as a single class. If there are not sufficient shares represented for a quorum, then the Annual Meeting may be adjourned or postponed from time to time until a quorum is established.

What Vote is Required for a Proposal to be Approved?

Subject to the paragraph below, the eight nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them will be elected as directors to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified. Abstentions and broker non-votes will have no effect on the election of directors.

Pursuant to the Company's bylaws, any nominee for director who receives a greater number of votes "withheld" or "against" from their election than votes "for" their election shall immediately offer to tender their resignation following certification of such shareholder vote. The Corporate Governance and Nominating Committee (the Nominating Committee) shall promptly consider the director's resignation offer and make a recommendation to the Board of Directors on whether to accept or reject the offer. The Board of Directors shall act on the recommendation of the Nominating Committee and publicly disclose its decision within 90 days following certification of the shareholder vote.

Approval of Proposal No. 2, the advisory vote on executive compensation, requires that the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose and will not have any effect on the outcome of this proposal.

The ratification of the appointment of Deloitte as our independent registered public accountants (Proposal No. 3) requires that the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

What are the Board's voting recommendations?

The Board of Directors recommends that you vote **"FOR"** each of the nominees identified in proposal No. 1 and **"FOR"** each of proposal Nos. 2 and 3 as further described in this Proxy Statement.

The Company's Principal Office and Main Telephone Number

Our principal executive offices are located at 13907 South Minuteman Drive, Suite 500, Draper, Utah 84020 and our main telephone number is (801) 817-1776.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Oversight

Our Board is responsible for and committed to the independent oversight of the business and affairs of our Company, including financial performance, Chief Executive Officer (CEO) performance, succession planning, strategy, risk management, compensation, growth, and innovations. In carrying out its responsibilities, the Board advises our CEO and other members of our senior management team to help drive success for our clients and long-term value creation for our shareholders.

Corporate Governance

Franklin Covey upholds a set of basic values and principles to guide our actions, and we are committed to maintaining the highest standards of business conduct and corporate governance. Our emphasis on corporate governance begins at the top, with our directors, who are elected by and are accountable to you, our shareholders. This commitment to governance extends to our management team and to all of our employees. Our Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its committees, promote the interests of shareholders, and to ensure a common set of governance expectations. We have also adopted a Code of Ethics for Senior Financial Officers for our directors, officers, and senior financial officers, including the CEO, Chief Financial Officer (CFO), and other members of our financial leadership team, and a Code of Business Conduct and Ethics that applies to all employees of Franklin Covey. The Corporate Governance Guidelines, Code of Ethics for Senior Financial Officers, and Code of Business Conduct and Ethics are available on our website at ir.franklincovey.com. In addition, these Corporate Governance documents are available in print free of charge to any shareholder by making a written request to Investor Relations, Franklin Covey Co., 13907 South Minuteman Drive, Suite 500, Draper, Utah 84020.

A feature of our corporate governance is that our standing committees are comprised of independent directors, as discussed below. We believe this structure allows for a collective focus by a majority of our independent directors on the various complex matters that come before Board committees. The overlap inherent in this structure assists these independent directors in the execution of their responsibilities. Our supplemental Growth and Innovations Committee (Growth Committee) is comprised of all of our directors, including non-independent directors. Members of our management team also attend meetings of the Growth Committee.

Board Skills and Experience

Our directors have significant experience with our business and are familiar with the risks and competition we face, which allow them to participate actively and effectively in Board and committee discussions and deliberations. Our directors meet and speak frequently with each other and with members of our senior management team. These formal meetings and informal discussions occur based on the needs of our business and the market environment.

The Nominating Committee, in its board composition discussions, has focused on diversity of experience and perspectives in relation to guiding and overseeing the growth and development of our business. The Board believes the skills, qualities, attributes, and experiences of its directors provide the Company with the business acumen and range of perspectives to engage each other and management to effectively address our evolving needs and represent the best interests of our shareholders. Although we do not have a formal policy on Board member diversity, and the Nominating Committee does not follow strict criteria when making decisions, we believe considering a wide range of skills is aligned with the Board's objective of enhancing composition and available skills to most effectively evaluate and guide our strategy now and in the future. In addition to the considerations discussed in the "Director Nomination Process" section below, the Nominating Committee seeks Board candidates who have the ability to bring various skills, viewpoints, and perspectives to the Board.

Nominees for Election to the Board of Directors

Our Board currently consists of eight directors, six of whom are considered independent. Nominees for election to the Board of Directors shall be elected to serve until the next annual meeting of shareholders or until their successors have been elected and qualified or until such director's earlier death, resignation, or removal. At the Annual Meeting, proxies cannot be voted for a greater number of individuals than eight nominees.

We believe each of the nominees listed below bring extensive experience across a variety of disciplines that provides valuable breadth and depth to our Board. The biographies below describe the skills, qualities, attributes, and experiences of each of the nominees, which support the Board's determination to nominate these directors for election. We have a policy that members of our Board of Directors should retire from service at age 75 unless an extension is specifically approved.

We are saddened to report that our fellow board member, Joel C. Peterson, recently passed away and will not be standing for election this year. We are grateful for his many years of invaluable service to the Company.



Anne H. Chow, 59

Lead Independent Director
Director Since: March 2016
Committees: Corporate Governance and Nominating Committee (Chair), Organization and Compensation Committee, and Growth Committee
Other Directorships: 3M and CSX

PROFESSIONAL HIGHLIGHTS

Ms. Chow is a transformative business leader whose trailblazing corporate career spans over three decades in the technology and business sectors. She is currently Lead Independent Director on the Board of Directors of FranklinCovey (NYSE: FC) and also serves on the board of directors of 3M (NYSE: MMM) and CSX (NASDAQ: CSX). Ms. Chow is a Senior Fellow and Adjunct Professor of Executive Education at Northwestern University's Kellogg School of Management and actively supports numerous local and national organizations, including serving on the Dallas Mavericks Advisory Council and Georgia Tech's President's Advisory Board.

In her prior role as CEO of AT&T Business, she was the first woman of color CEO in AT&T's 140+ year history, responsible for leading a $35 billion global operating unit comprised of over 35,000 people. Appointed to this position in 2019, she guided her team, through the pandemic amid unprecedented market upheaval around the world, to serve customers with communications solutions across all sectors including small and medium sized businesses, global multinational enterprises, the public sector as well as nearly all of the Fortune 1000. Anne's leadership experiences and expertise over the decades span product management, marketing, sales, strategy, customer service, operations, network engineering and more.

Widely recognized for her role model inclusive leadership and her impact in driving success at the intersection of people, culture, and technology, Ms. Chow was named to Fortune's Most Powerful Women in Business twice, Forbes inaugural CEO Next List of Leaders set to revolutionize American business, Most Inspiring Woman in Communications by Light Reading, and is one of LinkedIn's Top Voices. Her recent accolades include being recognized by The Johnson School at Cornell University with the L. Joseph Thomas Leadership Award for Lifetime Achievement, the highest honor for distinguished alumni, being awarded the Lifetime Achievement Award for Women in Business by the Dallas Business Journal and becoming the first leader of Asian descent to be inducted into the Dallas Business Hall of Fame since its inception in 1999.

As a lifelong learner committed to inspiration and impact, Ms. Chow engages with local, national, and global audiences through keynotes, panel discussions, and published works. She is the national best-selling author of LEAD BIGGER: The Transformative Power of Inclusion, by Simon & Schuster and co-author of The Leader's Guide to Unconscious Bias: How to Reframe Bias, Cultivate Connection, and Create High-Performing Teams. Ms. Chow holds

B.S. and M.Eng. degrees in Electrical Engineering as well as an MBA with Distinction from Cornell University and is a graduate of the Pre-College Division of the Juilliard School of Music.

DIRECTOR QUALIFICATIONS: The Company believes that Ms. Chow's strong sales and enterprise relationship background as well as her extensive distribution and cross-functional global leadership experience provide valuable insight and skills to our Board of Directors. Ms. Chow's significant leadership involvement with diversified entities throughout her career provides her with wide-ranging perspective and experience in the areas of management, operations, finance, and marketing.



Craig Cuffie, 64

Independent Director
Director Since: September 2021
Committees: Audit Committee, Organization and Compensation Committee, and Growth Committee
Other Directorships: Emburse

PROFESSIONAL HIGHLIGHTS
Since June of 2022, Mr. Cuffie has served as Group Chief Procurement Officer at HSBC, one of the world's largest banks. In his current role, Mr. Cuffie is responsible for Sourcing, Procurement, Expense Management, Corporate Travel, Sustainability, Third-Party Management and Real Estate. Prior to joining HSBC, Mr. Cuffie served as Executive Vice President and Chief Procurement Officer at Salesforce, where he served as an executive member of the Global Cyber Security Governance Team, the Global Policy Governance Team, and the Global Crisis Incident Management Team. Mr. Cuffie's service at Salesforce ran from 2017 to June of 2022.

Prior to joining Salesforce, Mr. Cuffie founded Eagle Island Advisors in 2015, a boutique private equity firm focused on sourcing lower mid-market opportunities in the 3rd Party Logistics industry. From 2013 to 2015, Mr. Cuffie served as Vice-President of Global Operations at Jawbone, Inc., and was Chief Procurement Officer and Vice-President of Supply Chain at Clearwire from 2010 through 2013. Over his career, Mr. Cuffie has accumulated over 30 years of business experience with 20 years of global management responsibility. Mr. Cuffie's business experience includes board of director service, supply chain, income statement management, manufacturing, and procurement in multiple geographies.

Mr. Cuffie earned his Masters Degree in management from Renssalaer Polytechnic Institute and is a member of the Executive Leadership Council, the Stanford University Graduate School of Business, Global Supply Chain Forum, the Institute for Supply Chain Management, and the procurement 50 cohort of the World 50.

DIRECTOR QUALIFICATIONS: Mr. Cuffie's extensive financial and operational expertise, as well as international leadership and prior board experience, provides him with wide-ranging knowledge and experience. His professional involvement in various capacities during his career enabled Mr. Cuffie to gain experience in many areas including finance, organizational development, financial planning, and corporate governance. Mr. Cuffie's substantial financial knowledge and leadership experience enable him to make valuable contributions to our Board of Directors and on the Audit Committee.



Donald J. McNamara, 72

Independent Director
Director Since: June 1999
Committees: Audit Committee and Growth Committee
Other Directorships: Crow Holdings and A&O Hotels & Hostels

PROFESSIONAL HIGHLIGHTS

Mr. McNamara is the founder of The Hampstead Group LLC, a private equity investor based in Dallas, Texas, and has served as its Chairman since its inception in 1989. He has over 35 years of successful investment experience, including Bass Brothers Enterprises, Marriott Corporation, and JMB Realty. Mr. McNamara currently serves as a Senior Advisor to TPG's real estate platform, which includes $8 billion of assets collectively in its equity and debt platforms. Mr. McNamara received an undergraduate degree in architecture from Virginia Tech in 1976 and an MBA from Harvard University in 1978.

DIRECTOR QUALIFICATIONS: Mr. McNamara's experience in private equity provides him with considerable expertise in financial and strategic matters. This expertise enables him to make valuable contributions to the Company in the areas of raising capital, capital deployment, acquisitions and dispositions, and other major financial decisions. This experience also qualifies Mr. McNamara to serve as an Audit Committee financial expert. Mr. McNamara's involvement with other entities throughout his career provides him with wide-ranging perspective and experience in the areas of management, operations, and strategy. In addition, Mr. McNamara has a meaningful understanding of our operations having served on our Board of Directors for over 25 years, enabling him to make contributions to our strategy, innovation, and long-range plans.



Nancy Phillips, 57

Independent Director
Director Since: May 2020
Committees: Organization/Compensation Committee (Chair), Governance/Nominating,
Committee, and Growth Committee
Other Directorships: None

PROFESSIONAL HIGHLIGHTS

Ms. Phillips served as the Chief People Officer of Paramount Global from December 2019 to August 2025, when Paramount Global closed its transaction with Skydance. In that position she oversaw the combined company's global human resources organization. Ms. Phillips was responsible for driving Paramount's human resources strategy and delivering global programs to create a positive employee experience and a culture of high performance. Ms. Phillips also managed the company's Human Resource (HR) business partners, talent acquisition, organizational effectiveness, learning and development, total rewards, people analytics, HR operations, and global security.

Ms. Phillips previously served as the Executive Vice President, Chief Human Resources Officer at Nielsen from January 2017 to December 2019, as well as on the Nielsen Foundation's board of directors. Under her leadership, Nielsen was ranked No. 2 on Forbes' "Employers for Diversity" list and received multiple "Great Place to Work" awards globally.

Prior to joining Nielsen, Ms. Phillips was Chief Human Resources Officer of Broadcom during 2015 and 2016 prior to its sale to Avago Technologies, the largest technology deal in history at that time. Before joining Broadcom, from

2010 to 2014, she led the HR organization for Hewlett Packard's Imaging and Printing Group, as well as HP's Enterprise Services business group, a global organization with more than 120,000 employees. Prior to her experience at HP, Ms. Phillips served as Executive Vice President and Chief Human Resources Officer for Fifth Third Bancorp, a diversified financial services company with $133 billion in assets from 2008 to 2010. Ms. Phillips also spent 11 years with the General Electric Company serving in a variety of HR leadership roles.

Ms. Phillips is active in a range of professional associations, and in 2006 received a YWCA TWIN (Tribute to Women) award in Silicon Valley for her commitment to diversity and inclusion. A member of the Florida Bar, she began her professional career as an attorney. Ms. Phillips earned a B.A. in English from the University of Delaware and a J.D. from Samford University in Birmingham, Alabama.

DIRECTOR QUALIFICATIONS: Ms. Phillips' extensive experience in human resource management provides our Board of Directors with expertise in human capital management and compensation, which provides her with the knowledge to serve effectively on our Organization and Compensation and Corporate Governance and Nominating Committees. Ms. Phillip's legal background provides additional insight and expertise to regulatory and other potentially complex human resource matters.



Efrain Rivera, 68

Independent Director
Director Since: September 2023
Committees: Audit Committee (Chair) and Growth Committee
Other Directorships: Jones Lange LaSalle, Inc.

PROFESSIONAL HIGHLIGHTS
Mr. Rivera was appointed to our Board of Directors on September 27, 2023, and has extensive executive and financial experience. Most recently, from October 2023 until his retirement in August 2024, Mr. Rivera served as Senior Advisor to the CEO of Paychex. He previously served as Senior Vice-President and Chief Financial Officer at Paychex from 2011 to 2023. During Mr. Rivera's tenure, Paychex grew from $2 billion in revenue to $5 billion and transformed into a leading Human Capital Management firm with a market value approaching $45 billion.

Prior to joining Paychex, Mr. Rivera served as Corporate Vice President and Chief Financial Officer at Bausch & Lomb, where his responsibilities ranged from managing commercial operations in Latin America and Canada, to leading finance for the global vision care division and overseeing the firm's finance function.

Mr. Rivera holds a Doctorate in Management from Case Western Reserve University, an MBA from the graduate school of business at the University of Rochester, and a Juris Doctor degree from New York University. Mr. Rivera is a certified management accountant (CMA) and is certified in financial management (CFM). Mr. Rivera currently serves on the Board of Directors of Jones Lange LaSalle, Inc. In 2022 Mr. Rivera was named a Business Icon by The Rochester Business Journal.

DIRECTOR QUALIFICATIONS: Mr. Rivera's extensive financial background and expertise, combined with his international leadership experience, provides him with wide-ranging knowledge and experience. His education and professional experience in various capacities enabled Mr. Rivera to gain experience in many areas including accounting, finance, internal control, financial planning, organizational development, strategic planning and corporate governance. Mr. Rivera's substantial financial knowledge and leadership experience qualify him to serve as an Audit Committee Financial Expert and enable him to make valuable contributions to our Board of Directors and Audit Committee.



Derek C.M. van Bever, 68

Independent Director
Director Since: September 2019
Committees: Growth Committee (Chair) and Governance/Nominating Committee
Other Directorships: None

PROFESSIONAL HIGHLIGHTS

Since 2012, Mr. van Bever has been a Senior Lecturer of Business Administration in the General Management Unit at the Harvard Business School and a director of the Forum for Growth and Innovation. Mr. van Bever teaches courses in the Harvard MBA program, including *Building and Sustaining a Successful Enterprise*, and *Leadership and Corporate Accountability*. Mr. van Bever is co-chair of Harvard's Executive Education course in *Disruptive Innovation* and is co-director of the Harvard Macy Institute's *Leading Innovation in Health Care and Education* course.

In 1983, Mr. van Bever co-founded The Advisory Board Company, a global research, consulting, and technology firm serving hospital and university executives, and was Chief Research Officer of The Corporate Executive Board, the world's largest executive advisory network. Mr. van Bever's research interests include the challenges facing leading companies seeking discontinuous renewal through market-creating innovation, as well as the new models for uniting faith, leadership, and corporate mission that are emerging in the economy. With his colleague Matthew S. Olsen, Mr. van Bever is co-author of the book, *Stall Points* (Yale University Press, 2008), a quantitative and qualitative analysis of the growth experience of companies in the Fortune 100 across the past half-century. A 2008 *Harvard Business Review* article authored by Mr. van Bever on the book entitled *When Growth Stalls* won the McKinsey Award for that year.

Mr. van Bever received his Master of Business Administration from the Harvard Business School in 1988 and is a 2011 graduate of Harvard Divinity School (HDS). Mr. van Bever is a member of the HDS Dean's Council and recently received the 2019 Dean's Leadership Award for his leadership in the school's strategic planning efforts around its 2016 bicentennial.

DIRECTOR QUALIFICATIONS: Mr. van Bever brings experience in thought leadership and expertise in business growth, innovation, subscription businesses, and strategy to our Board of Directors. In his role as Chief Research Officer for The Corporate Executive Board, Mr. van Bever directed teams studying best practices in strategy, innovation, talent management, finance, and governance in the large-corporate sector worldwide. We believe Mr. van Bever's experience, thought leadership, and research abilities make him a valuable addition to its Board of Directors.



Paul S. Walker, 50

Director
Director Since: July 2023
Committees: Growth Committee
Other Directorships: None

PROFESSIONAL HIGHLIGHTS

Mr. Walker has served as our President and Chief Executive Officer since September 2021, and was appointed to our Board of Directors effective July 1, 2023. Mr. Walker began his career with the Company in 2000 in the role of business developer, and quickly moved to become a Client Partner and then an Area Director. In 2007, Mr. Walker became General Manager of the North America Central Region. In 2014, Mr. Walker assumed responsibility for the Company's United Kingdom operations in addition to his role as General Manager of the Central Region. In 2016, Mr. Walker relocated to the Company's Salt Lake City, Utah headquarters where he served as Executive Vice President of Global Sales and Delivery and as President of the Company's Enterprise Division until November 2019 when he was appointed President and Chief Operating Officer. During his time at Franklin Covey, Mr. Walker has led many digital transformation projects, including the transition to the All Access Pass. Mr. Walker graduated from Brigham Young University with a Bachelor of Arts in Communications.

DIRECTOR QUALIFICATIONS: Mr. Walker's extensive experience with Franklin Covey and leadership experience as our Chief Executive Officer provide him with significant knowledge and valuable insights regarding our industry, sales strategy, content, operations, and strategic priorities. His education and professional experience enable Mr. Walker to provide valuable contributions to the Board of Directors and to facilitate effective communication between our management and the Board of Directors. Mr. Walker's extensive experience in sales and working with clients also provides him with the knowledge to make valuable contributions to the Board of Directors in the areas of strategy, growth, technology deployment, and organizational development.



Robert A. Whitman, 72

Chairman of the Board of Directors
Director Since: May 1997
Committees: Growth Committee
Other Directorships: None

PROFESSIONAL HIGHLIGHTS

Mr. Whitman has served as the Chairman of the Board of Directors since June 1999 and served as Chief Executive Officer of the Company from January 2000 through August 2021. Mr. Whitman previously served as a director of the Covey Leadership Center from 1994 to 1997. Prior to joining us, Mr. Whitman served as President and Co-Chief Executive Officer of The Hampstead Group LLC from 1992 to 2000 and is a founding partner at Whitman Peterson. Mr. Whitman received his Bachelor of Arts Degree in Finance from the University of Utah and his MBA from the Harvard Business School.

DIRECTOR QUALIFICATIONS: Mr. Whitman's leadership experience as the Chief Executive Officer of the Company for 21 years and his in-depth knowledge of our strategic priorities and operations enable him to provide valuable contributions to the Board of Directors in his role as Chairman of our Board of Directors. Mr. Whitman's extensive experience in finance, private-equity investing, and leadership also provides him with the knowledge to make valuable contributions to the Board of Directors in the areas of finance, raising capital, and capital deployment.

Affirmative Determination Regarding Board Independence

The Board of Directors has determined each of the following directors to be an "independent director" under the listing standards of the New York Stock Exchange (NYSE): Anne H. Chow, Craig Cuffie, Donald J. McNamara, Nancy Phillips, Efrain Rivera, and Derek C.M. van Bever.

The Company has engaged Ms. Anne H. Chow to deliver keynote addresses to clients and prospective clients on its behalf. Ms. Chow receives compensation for the speeches that she delivers. The Board of Directors has reviewed the nature and amounts of current and expected future compensation from these addresses and has determined that Ms. Chow will remain an independent director.

In assessing the independence of the directors, the Board of Directors determines whether or not any director has a material relationship with the Company (either directly, or as a partner, shareholder, or officer of an organization that has a relationship with us). The Board of Directors considers all relevant facts and circumstances in making independence determinations, including the director independence standards adopted by the Board of Directors and the existence of related-party transactions as described in the section entitled "Certain Relationships and Related Transactions" found in this Proxy Statement.

Board Leadership Structure

The Board of Directors does not have a policy on whether the roles of Chairman and CEO should be separate or combined. Following the September 1, 2021 appointment of Robert A. Whitman as Executive Chairman and Chairman of the Board and Paul S. Walker as Chief Executive Officer, these roles are no longer combined. Effective September 1, 2023, Mr. Whitman transitioned from serving as the Executive Chairman and Chairman of the Board to serve solely as Chairman of the Board of Directors. We believe Mr. Whitman's leadership and previous experience with the Company and its operations enable him to provide meaningful contributions in the Chairman role.

Our Board regularly assesses the roles of Chief Executive Officer and Chairman of the Board, and deliberates the merits of its leadership structure to ensure that the most efficient and appropriate structure is in place. The Board of Directors has determined that if the Chairman of the Board is not an independent director, then there should be a Lead Independent Director.

Ultimately, we believe that our current leadership structure, combined with strong governance practices, creates a productive relationship between our Board and management, including strong independent oversight that benefits our shareholders. As CEO, Mr. Walker is directly accountable to our Board and, through our Board, to our shareholders. Mr. Whitman's role as Chairman of the Board is also directly accountable to the Board and to our shareholders. We believe Mr. Whitman's role is both counterbalanced and enhanced by the overall independence of the Board and independent leadership provided by our Lead Independent Director, Ms. Anne H. Chow. Ms. Chow, as Chair of our Nominating Committee, was designated as the Lead Independent Director by our Board. Our independent directors may elect another independent director as Lead Independent Director at any time. Mr. Walker, Mr. Whitman, and Ms. Chow work in partnership to provide governance, oversight, and align priorities focused on maximizing shareholder value.

The Board of Directors' Role in Risk Management Oversight

The Board of Directors is responsible for ensuring that an appropriate culture of risk management exists within Franklin Covey. The Audit Committee has responsibility for the oversight of general risk management, while our management team is responsible for the day-to-day risk management process. With the oversight of the Board of Directors, management has developed an enterprise risk management strategy, whereby management identifies the top individual risks that we face with respect to our business, operations, strategy, and other factors that were recognized after discussions with key business and functional leaders and reviews of external information. In addition to evaluating various key risks, management identifies ways to manage and mitigate such risks. During fiscal 2025, our management met regularly with the Audit Committee to discuss the identified risks and the efforts that are designed to mitigate and manage these risks. Certain risks are allocated to the various committees of the Board of Directors to allow the committees to examine a particular risk in detail and assess its potential impact to our operations. For example, the Audit Committee is primarily responsible for cybersecurity risks (please see Item 1C. *Cybersecurity* in the Company's Annual Report on Form 10-K for fiscal 2025 for more details) and risks related to accounting and financial reporting matters; the Nominating Committee is responsible for risks related to succession planning and the independence of the Board of Directors; and the Organization and Compensation Committee (the Compensation Committee) is responsible for risks related to our various compensation plans. Each committee keeps the Board informed of its oversight efforts through regular reporting to the full Board by the committee chairpersons. The Company's strategic objectives and activities are presented by our executive management to the Board and approved annually or more frequently if necessary.

We maintain internal controls and procedures over financial reporting, as well as enterprise-wide internal controls, which are updated and tested annually by our internal audit department, management, and our independent registered public accounting firm. Our independent registered public accounting firm also attends our Audit Committee meetings, and the Audit Committee meets regularly with them in executive session.

As part of its responsibilities, the Compensation Committee periodically reviews our compensation policies and programs to ensure that the compensation programs offer appropriate performance incentives for employees, including executive officers, while mitigating excessive risk taking. We believe that our various compensation programs contain provisions that discourage excessive risk taking. These provisions include:

- An appropriate balance between annual cash compensation and equity compensation that may be earned over several years.

- Metrics that are weighted between the achievement of overall financial goals and individual objectives.

- Stock ownership guidelines that encourage executive officers to accumulate meaningful levels of equity ownership, which align the interests of executives with those of long-term shareholders.

Based on a review of the nature of our operations by the Compensation Committee, we do not believe that any areas of the Company are incented to take excessive risks that would likely have a material adverse effect on our operations.

BOARD OF DIRECTOR COMMITTEES AND MEETINGS

Our Board has three standing committees: Audit, Nominating, and Compensation. Our Board has also established a supplemental Growth Committee. The specific membership of each committee allows us to take advantage of our directors' diverse skill sets, which enables deep focus on relevant committee matters. The following table shows the current membership of each of our standing committees, which are comprised of independent directors.

Name	Audit	Compensation	Governance/Nominating
Anne H. Chow		● ■	● C
Craig Cuffie	● ■	● ■	
Derek C.M. van Bever			● ■
Donald J. McNamara	● ■		
Efrain Rivera	● C		
Nancy Phillips		● C	● ■
Meetings Held in 2025:	**5**	**6**	**4**



    ■C   Committee Chair
    ■   Committee Member

Our full Board of Directors met six times during fiscal 2025. In addition to these formal meetings, our Board regularly participated in informal update calls with members of our executive management as necessary throughout the year.

Our Lead Independent Director plays an active role on our Board of Directors. Ms. Chow reviewed the agenda, schedule, and materials for each Board and Nominating Committee meeting and presided over executive sessions of the independent directors. Any independent director may call for an executive session and suggest agenda items for Board or committee meetings.

All of the members of our Board of Directors attended 100% of the Board and committee meetings for which they were entitled to participate. Although we encourage Board members to attend our Annual Meeting, we do not have a formal policy regarding director attendance at our annual shareholder meetings. All members of our Board of Directors attended our most recent annual meeting of shareholders, which was held in January 2025, in-person, except for Mr. Cuffie who attended the meeting virtually.

The Board of Directors has adopted a written charter for each of the standing committees, which are reviewed annually. These charters are available on our website at ir.franklincovey.com. Shareholders may obtain a printed copy of any of these charters free of charge by making a written request to Investor Relations, Franklin Covey Co., 13907 S. Minuteman Drive, Suite 500, Draper, Utah 84020.

The Audit Committee

The Audit Committee functions on behalf of the Board of Directors in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the Exchange Act). The Audit Committee is chaired by Mr. Efrain Rivera, and each of the members of the Audit Committee is independent as described under NYSE rules and meets the enhanced independence standards established by Rule 10A-3 promulgated under the Exchange Act. The Board of Directors has determined that two of the Audit Committee members, Donald J. McNamara and Efrain Rivera are each an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. Our Audit Committee assists the Board in its oversight of:

• the integrity of our financial statements, legal and regulatory compliance, independent auditors' qualification and independence, and internal controls over financial reporting;

• the decision whether to appoint, retain, or terminate our independent auditors;

- the pre-approval of all audit, audit-related, tax, and other services, if any, to be provided by the independent auditors; and

- the majority of our risk (including cybersecurity risk) management, compliance, and internal audit functions.

Additionally, the Audit Committee is directly responsible for the appointment, compensation, and oversight of our independent registered public accounting firm, Deloitte; approves the engagement letter describing the scope of the annual audit; provides an open avenue of communication among Deloitte, the risk and internal audit functions, management, and the Board; resolves disagreements, if any, between management and Deloitte regarding financial reporting for the purpose of issuing an audit report in connection with our financial statements and internal control over financial reporting; and prepares the Audit Committee Report required by the Securities and Exchange Commission (the SEC), which is included in this Proxy Statement under the description of Proposal No. 3 below.

The independent registered public accounting firm reports directly to the Audit Committee. By meeting with Deloitte, the internal auditing department, and operating and financial personnel, the Audit Committee oversees matters relating to accounting standards, policies and practices, and the quality and adequacy of internal controls. The Audit Committee meets regularly with the CFO and CEO and with our independent registered public accounting firm without management present. The Audit Committee also has the power to retain independent counsel and other advisors as it deems necessary to carry out its duties.

The Corporate Governance and Nominating Committee

The Nominating Committee is chaired by Ms. Anne H. Chow. In carrying out the responsibilities of the Nominating Committee, Ms. Chow frequently met or had discussions with Mr. Walker and Mr. Whitman during the fiscal year. All of the members of the Nominating Committee are independent as defined under NYSE rules. The Nominating Committee is responsible for:

- recommending individuals for nomination, election, or appointment as members of our Board and its committees;

- recommending the size, composition, and organization of our Board;

- overseeing the evaluation of the performance of our Board, its committees, and our management;

- ensuring that our committees are comprised of qualified and experienced independent directors;

- reviewing and concurring in the succession plans for our CEO and other members of senior management;

- overseeing and reviewing our environmental, social, and governance priorities and initiatives; and

- taking a leadership role in shaping our corporate governance, including developing, recommending to the Board, and reviewing on an ongoing basis the corporate governance principles and practices that apply to our Company.

The Nominating Committee is responsible for assessing the effectiveness of the Board by reviewing its size and composition. The Board evaluates its performance, effectiveness, composition, and appropriateness of the qualifications for existing directors as part of its annual Board evaluation process. This process promotes our commitment to continuous improvement and ensures that our Board is effective.

Shareholder Nominations. The Nominating Committee will consider, but shall not be required to nominate, candidates recommended by our shareholders who beneficially own at the time of the recommendation not less than one percent of our outstanding stock (Qualifying Shareholders).

Generally speaking, the manner in which the Nominating Committee evaluates nominees for director recommended by a Qualifying Shareholder will be the same as for nominees from other nominating sources. However, the Nominating Committee will seek and consider information concerning the relationship between a Qualifying Shareholder's nominee and that Qualifying Shareholder to determine whether the nominee can effectively represent the interests of all shareholders. Qualifying Shareholders wishing to make recommendations to the Nominating Committee for its consideration may do so by submitting a written recommendation, including detailed information on the proposed candidate, including education, professional experience, and expertise, via mail addressed as follows:

> Franklin Covey Co.
> c/o Jessica G. Betjemann, CFO
> 13907 S. Minuteman Drive, Suite 500
> Draper, UT 84020

The Organization and Compensation Committee

We are in a business that relies heavily on our people for a competitive advantage. As a result, our Compensation Committee plays a pivotal role in enabling us to attract and retain the best talent for the growth and strategic needs of our Company. Whenever possible, our goal is to be in a position to appoint people from within our Company to our most senior leadership positions, and our executive compensation program is intended to incentivize our people to stay at Franklin Covey and to aspire to these senior roles.

The Compensation Committee is chaired by Ms. Nancy Phillips and regularly met without any employees present to discuss executive compensation matters during fiscal 2025. All of the Compensation Committee members are independent as defined under the NYSE enhanced independence standards. As described below in "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions," none of the Compensation Committee members had any material business relationships with the Company. Our Compensation Committee has responsibility for:

- reviewing and recommending for approval the compensation of our CEO and other executive officers;

- reviewing and recommending for approval all equity awards, grants, and related actions under the provision of the Franklin Covey Co. 2022 Omnibus Incentive Plan;

- participating in the evaluation of CEO and other executive officer performance;

- evaluating the independence of Compensation Committee advisers;

- assisting our Board in its oversight of the development, implementation, and effectiveness of our policies and strategies relating to our human capital management, including recruiting, retention, career development and progression, and employment practices;

- providing risk oversight of all Company compensation plans;

- reviewing periodically the form and amount of non-employee director compensation and making recommendations to our Board with respect thereto;

- reviewing our strategies, initiatives, and programs related to human capital management; and

- preparing the Compensation Committee Report.

The Compensation Committee administers all elements of our executive compensation program, including our stock-based long-term incentive plans. In consultation with Mr. Walker, the Compensation Committee annually reviews and establishes compensation for the other Named Executive Officers. The Compensation Committee regularly reports to the full Board on decisions related to the executive compensation program.

The Compensation Committee reviewed and approved the Compensation Discussion and Analysis contained in this Proxy Statement, recommended its inclusion herein (and incorporation by reference into our fiscal 2025 Annual Report on Form 10-K), and approved the related report to shareholders as required by the SEC (refer to *Compensation Committee Report* as presented below).

Compensation Consultants

Our Compensation Committee recognizes the importance of using an independent compensation consulting firm that is appropriately qualified and that provides services to our Board. At the beginning of fiscal 2025, the Compensation Committee engaged and received the advice of Mercer as its compensation consultant. Later in fiscal 2025, the Compensation Committee engaged and received the advice of ClearBridge Compensation Group, LLC (ClearBridge) as its compensation consultant. Mercer and ClearBridge provided information to the Compensation Committee regarding stock-based compensation plans, executive compensation, and director compensation that were used as components of the overall mix of information used to evaluate our compensation plans. Our Compensation Committee reviewed its relationships with Mercer and ClearBridge and determined that their work does not raise any conflicts of interest and that Mercer and ClearBridge were both independent under the factors set forth in the NYSE rules for compensation committee advisors. Further information regarding the role of these compensation consultants can be found in the Compensation Discussion and Analysis.

Compensation Committee Interlocks and Insider Participation

Nancy Phillips, Anne H. Chow, and Craig Cuffie each served on the Compensation Committee during fiscal 2025. No member of the Compensation Committee was an officer or employee of the Company or any of our subsidiaries or had any relationship requirement disclosure under Item 404 of Regulation S-K under the Exchange Act, nor was formerly an officer of the Company. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or our Compensation Committee.

Growth and Innovations Committee

Our Board of Directors has established a supplemental Growth Committee, in addition to our three standing committees, to leverage the skills and abilities of our directors to achieve specific objectives. The Growth Committee does not have a charter and is not required by rules of the SEC or NYSE, or by our bylaws. Our Growth Committee is designed to: 1) assist our management with strategic guidance over growth initiatives and the execution of these initiatives to drive increased sales and shareholder return; and 2) provide strategic direction in our efforts to expand our content and offerings into areas that will provide meaningful results for clients and new growth opportunities.

Mr. van Bever is the Chair of the Growth Committee and is joined by Ms. Chow, Mr. Cuffie, Ms. Phillips, Mr. Rivera, Mr. Walker, Mr. McNamara, and Mr. Whitman as members of this committee. Members of our management team also attend meetings of the Growth Committee. We believe the experience and skills of these directors provides valuable strategic direction to the Company's ongoing growth and innovation objectives.

Director Nomination Process

As indicated above, the Nominating Committee oversees the director nomination process. The Nominating Committee is responsible for identifying and evaluating candidates for membership on the Board of Directors and recommending to the Board of Directors nominees to stand for election. Each candidate to serve on the Board of Directors must be able to fulfill the responsibilities for directors set out in the Corporate Governance Guidelines approved by the Board of Directors. These Corporate Governance Guidelines may be found on our website at ir.franklincovey.com. In addition to the qualifications set forth in the Corporate Governance Guidelines, nominees for director will be selected on the basis of such attributes as their integrity, experience, achievements, judgment, intelligence, personal character, ability to make independent analytical inquiries, willingness to devote adequate time to Board duties, and the likelihood that he or she will be able to serve on the Board for a sustained period. In connection with the selection of nominees for director, consideration will be given to the Board's overall balance of diversity of perspectives, backgrounds, and experiences. We believe it is important to have an appropriate mix of perspectives and skills for the optimal functionality of the Board of Directors. Although we do not have a formal diversity policy relating to the identification and evaluation of nominees for director, the Nominating Committee considers all of the criteria described above in identifying and selecting nominees and in the future may establish additional minimum criteria for nominees.

Although not an automatically disqualifying factor, the inability of a director candidate to meet independence standards of the NYSE will weigh negatively in any assessment of a candidate's suitability.

The Nominating Committee intends to use a variety of means of identifying nominees for director, including outside search firms, recommendations from current Board members, and recommendations from shareholders. In determining whether to nominate a candidate, the Nominating Committee will consider the current composition and capabilities of serving Board members, as well as additional capabilities considered necessary or desirable in light of existing Company needs and then assess the need for new or additional members to provide those capabilities.

Unless well known to one or more members of the Nominating Committee, normally at least one member of the Nominating Committee will interview a prospective candidate who is identified as having high potential to satisfy the expectations, requirements, qualities, and capabilities for Board membership.

Communications with Our Directors

Shareholders or other interested parties wishing to communicate directly with the Board of Directors or the non-management directors as a group, may contact the Lead Independent Director directly via e-mail at lead.director@franklincovey.com. Our Audit Committee chairman may also be contacted directly via e-mail at audit.committee@franklincovey.com. You may also contact members of the Board in writing by addressing the correspondence to that individual or group, c/o Corporate Secretary, Franklin Covey Co., 13907 S. Minuteman Drive, Suite 500, Draper, Utah 84020. All such written communications will initially be received and processed by the Office of the Corporate Secretary. Depending on the nature of the correspondence, the Secretary or Assistant Secretary will initially review such correspondence and either (i) immediately forward the correspondence to the indicated director and to the Chair of the Nominating Committee, or (ii) hold for review during the next regular meeting of the Board of Directors.

Fiscal 2025 Director Compensation

Director compensation is recommended by the Compensation Committee and approved by the Board of Directors and our management does not play a role in setting Board compensation. During fiscal 2025, we compensated members of the Board of Directors using a combination of cash and equity-based compensation. Board policy requires that each director who is not an employee of the Company maintain beneficial ownership of the Company's Common Stock and/or unvested stock units, equal in value to at least five times the annual Board cash retainer during their tenure on the Board. New directors have up to five years of service on the Board in which to meet this ownership requirement.

Paul S. Walker, our current CEO, does not currently receive compensation for his service on the Board. The fiscal 2025 compensation received by Mr. Walker is shown in the Fiscal 2025 Summary Compensation Table, contained in the "Executive Compensation" section of this Proxy Statement.

During fiscal 2025, our directors were paid the following amounts for services provided:

Compensation Element	Amount
Annual restricted stock award	$120,000
Annual cash retainer – Chairperson of the Board	200,000
Annual cash retainer – Other Board members	65,000
Committee retainer, paid for service on each committee	10,000
Lead independent director annual retainer	30,000
Audit committee chair annual retainer	15,000
Compensation committee chair annual retainer	10,000
Nominating committee chair annual retainer	5,000
Growth committee chair annual retainer	5,000

Each Committee Chair receives the regular Committee retainer, in addition to the Committee Chair retainer. We reimburse the directors for their out-of-pocket travel and related expenses incurred while attending Board and committee meetings.

Fiscal 2025 Director Compensation Table

	A	B	C	D	E	F	G	H
Name		Fees earned or paid in cash ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other Comp ($)	Total ($)
Anne H. Chow [1]		130,000	120,000	—	—	—	20,000	270,000
Craig Cuffie		85,000	120,000	—	—	—	—	205,000
Donald J. McNamara		90,000	120,000	—	—	—	—	210,000
Joel C. Peterson		75,000	120,000	—	—	—	—	195,000
Nancy Phillips		105,000	120,000	—	—	—	—	225,000
Efrain Rivera		85,000	120,000	—	—	—	—	205,000
Derek C.M. van Bever		90,000	120,000	—	—	—	—	210,000
Paul S. Walker		—	—	—	—	—	—	—
Robert A. Whitman		200,000	120,000	—	—	—	—	320,000

Amounts reported in column C represent the fair value of stock-based compensation granted to each non-employee member of the Board of Directors. All Board of Director unvested stock awards are made annually in January following the Annual Meeting and have one-year vesting terms. In January 2025, each non-employee member of the Board received an unvested stock award of 3,417 shares that had a fair value of $120,000. The number of shares awarded to each member of the Board of Directors was determined by dividing the fair value of the share award by $35.12 per share, which was the closing price of our Common Stock on the date that the award was granted. As of August 31, 2025, the directors held a total of 27,336 shares of unvested stock. For further information on the stock-based compensation awards presented in Column C, refer to Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended August 31, 2025 as filed with the SEC on November 12, 2025.

[1]   In addition to compensation received for service on our Board of Directors, Ms. Anne H. Chow may also deliver speeches and presentations on our behalf. During fiscal 2025, Ms. Chow presented at one event and received $20,000 in compensation for this keynote address, which is shown in column G on the Director Compensation Table above.

[2]   At August 31, 2025, the aggregate number of unvested stock awards held by each non-employee director was as follows: Anne H. Chow, 3,417 shares; Craig Cuffie, 3,417 shares; Donald J. McNamara, 3,417 shares; Joel C. Peterson, 3,417 shares; Nancy Phillips, 3,417 shares; Efrain Rivera, 3,417 shares; Derek C.M. van Bever, 3,417 shares; Robert A. Whitman, 3,417 shares; and all directors as a group, 27,336 shares.

Fiscal 2026 Director Compensation

No changes were approved for fiscal 2026 Board of Director compensation from the amounts disclosed above.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY

Our corporate responsibility goal is to contribute to a more sustainable world that enables all stakeholders, including our associates, communities, clients, and shareholders to thrive not only today, but also in the future. At Franklin Covey, our mission is to enable greatness in people and organizations everywhere. We believe our commitment to protecting and preserving our environment, creating a workplace of choice for achievers with heart, giving back to our local communities, and maintaining the highest standards of ethics and professionalism are in harmony with our mission to enable greatness and are integral to our long-term success. During fiscal 2025 we continued to work with third-party advisors to assist us with our responsibility and sustainability efforts, which we expect will continue to evolve and improve in the future.

Environment

As a leading training and content company, we acknowledge our responsibility to reduce our environmental impact where possible. We care about our communities—both local and global—and we are committed to pursuing environmental sustainability initiatives. We have taken measures to address crucial climate-related issues facing our industry, including the following:

- We partner with EcoVadis, a leading assessment platform that rates sustainability in environmental impact, labor and human rights standards, ethics, and procurement practices, to provide transparency and to help us continuously improve our sustainability practices.

- We promote live-online training options to reduce or eliminate the need for consultant travel.

- We provide training materials in electronic format to proactively lessen the impact on the environment.

- We utilize Forest Stewardship Council (FSC) certified materials in the production of our printed materials to ensure our products are sourced from responsibly managed forests that adhere to strict environmental, social, and economic standards.

- We continually look for ways to make our printed participant materials more environmentally friendly.

- We allow associates to work from home in many locations around the world to reduce the negative impact of commuter traffic and pollution.

- We engage in efficient management of corporate waste by recycling paper and returned print materials, toner, and ink cartridges as well as recycling or reselling outdated IT hardware through a third-party vendor.

A Culture of Winning Together at Franklin Covey

At Franklin Covey, our goal is to ensure every associate feels they are a valued member of a winning team, doing meaningful work in an environment of trust. To accomplish this, we focus on attracting, developing, and retaining exceptional talent, while intentionally cultivating an inclusive culture that empowers all individuals to thrive. We believe the strongest and most innovative organizations are those that deliberately build diverse teams and foster belonging across all levels of the company. The global makeup of our workforce enables us to successfully serve clients with varied needs around the world.

Our Winning Culture Council (The Council) reflects our commitment to building a culture of inclusion by providing input, insight, feedback, and guidance on company-wide initiatives. This multidisciplinary Council is comprised of approximately 10 associates from across our organization, ensuring a wide range of perspectives. Members look to accelerate business priorities by shaping a high-performance, high-engagement culture globally. Made up of emerging and established leaders, achievers with heart, from across the organization, the Council serves as a catalyst for connection, inclusion, and innovation. Together, we create a workplace where every associate is empowered to deliver meaningful outcomes and lasting results for themselves, our organization, our clients, and our communities.

Employee Engagement | Winning Culture Survey

In 2025, we strengthened our commitment to being a workplace of choice for achievers with heart by enhancing our employee engagement initiative known as the Winning Culture Survey. In this enhanced experience, we partnered with Culture Amp, a global leader in employee experience and engagement. Culture Amp leverages advanced data science and people science to deliver research-backed surveys that uncover actionable insights into workplace culture and engagement.

Our Winning Culture Survey achieved an impressive 84% participation rate, reflecting strong associate engagement and trust. We communicated the initiative across multiple modalities, available in six languages native to our associates, ensuring inclusivity and transparency. This marked a significant operational improvement, replacing our previously time-intensive, error-prone manual survey process with a streamlined, automated solution that enhances accuracy and efficiency. Leaders across the organization held debrief sessions with their teams to reflect on results and align on next steps. This partnership not only enhanced our ability to measure and evolve our culture at scale, but also reinforced our belief that a winning culture—rooted in listening, learning, and action—is essential to long-term success.

The listening sessions and feedback loops, led by leaders across the organization, enabled our associates to listen deeply, respond meaningfully, and drive measurable impact across the globe. We identified key themes and areas of focus at the organizational level and department level with an emphasis and bias toward action and driving improvements to continue building on our winning culture.

Employee Engagement

Building an environment that encourages lifelong learning and development is essential for us to maintain a high level of service and to achieve our goal of having every associate feel they can bring their whole selves to work. We believe Franklin Covey is one of the world's premier training and consulting organizations. Throughout our annual planning and review, our associates, in partnership with their managers, complete the Win-Win Performance Agreement to set achievement goals that guide regular performance conversations. By completing a Talent Profile, we know the developmental interest areas of our associates as we engage in succession planning at all levels of the organization.

Our associates have unlimited access to our content and training through the All Access Pass (AAP), where they can experience the same high-quality solutions available to our clients. Professional and personal development is an essential need for employees, so Learning Development and Inclusion ensures multiple ways for individual contributors and managers to engage with our content, just as our clients do.

We believe our employee engagement initiatives support our associates and provide a quality work environment at Franklin Covey. For more information on our Human Capital resources, refer to Item 1 in our Form 10-K for the fiscal year ended August 31, 2025 as filed with the SEC on November 12, 2024.

Supporting Our Communities

We recognize the interdependence between our Company and the communities we serve. Our commitment to be the world's most trusted leadership company begins with building leadership skills in students. We partner with charitable foundations and make contributions that provide programs and services to build students' character and leadership in pre-K – 12th grade schools throughout the world. Our annual Global Day of Service provides paid time to our associates as they donate their time and talents to various charitable organizations working to reduce food insecurity. Our directly owned international offices and independently owned international licensees also encourage their associates to participate in our Global Day of Service. In September 2025, our annual Global Day of Service contributed over 2,500 hours of service in 20 countries around the world. Through our partnership with Charity Miles, we recorded over 4,400 Charity Miles and donated to the World Food Programme.

Maintaining the Highest Standards of Ethics and Professionalism

We are committed to conducting business honestly and ethically, and to accurately reporting financial performance. To this end, we have implemented an anonymous reporting procedure to enable associates to communicate confidentially to the Audit Committee of our Board of Directors any observations, concerns, or complaints relating to accounting or auditing practices or to internal financial controls, conflicts of interest, or alleged violations of employment laws (harassment, discrimination, etc.). Employees may use the hotline or website to report these or any other legal or ethical matters.

Our Associate Policy Handbook, which outlines our Franklin Covey Code of Business Conduct and Ethics, includes our commitment to privacy principles, compliance with the U.S. Foreign Corrupt Practices Act, Insider Trading rules, and all other public company requirements.

The Company has adopted an Insider Trading Policy governing transactions in our securities by our directors, officers, associates, and contract personnel that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and NYSE listing standards. While the Company has not adopted a formal policy governing insider trading restrictions on the Company itself, as a matter of practice the Company observes the same procedures and restrictions, including the potential existence of material non-public information, with respect to transactions by the Company in its securities, including repurchases of common stock. A copy of our Insider Trading Policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year that ended August 31, 2025, as filed with the SEC on November 12, 2025.

The Nominating Committee is responsible for the oversight and periodic review of our sustainability and responsibility efforts. We are currently in the process of building teams within our organization that will further support and grow our programs and initiatives in these areas. For more information about our corporate responsibility and ESG related strategies, programs, and initiatives, please review our Corporate Responsibility Report located on our website at www.franklincovey.com.

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth information as of November 28, 2025, with respect to the beneficial ownership of shares of Common Stock by each person known by us to be the beneficial owner of more than five percent of our Common Stock, by each director, by our named executive officers, and by all directors and officers as a group. Unless noted otherwise, each person named has sole voting and investment power with respect to the shares indicated. The percentages set forth below have been computed without taking into account treasury shares held by us and are based on 11,989,951 shares of Common Stock outstanding as of November 28, 2025.

As of November 28, 2025	Number of Common Shares	Percentage of Class
AllianceBernstein L.P.[1] 501 Commerce Street Nashville, TN 37203	1,052,680	8.8%
Blackrock, Inc.[1] 55 East 52nd Street New York, NY 10055	971,742	8.1%
Royce & Associates LP[1] One Madison Avenue New York, NY 10010	837,987	7.0%
Robert A. Whitman[2]	703,616	5.9%
Vanguard Group Inc.[1] P.O. Box 2600 Valley Forge, PA 19482-2600	699,992	5.8%
Donald J. McNamara[2][3]	450,785	3.8%
M. Sean Covey	216,996	1.8%
Stephen D. Young	200,787	1.7%
Paul S. Walker	101,044	*%
Colleen Dom	53,737	*%
Jennifer C. Colosimo	36,184	*%
Anne H. Chow[2]	26,487	*%
Derek C.M. van Bever[2]	14,816	*%
Nancy Phillips[2]	11,756	*%
Craig Cuffie[2]	7,749	*%
Efrain Rivera[2]	2,892	*%
Jessica G. Betjemann	692	*%
All directors and executive officers as a group (13 persons)[2][3]	1,827,541	15.2%

*   The percentage of shares beneficially owned by the director or nominee does not exceed 1% of our Common Stock.

[1]   Information for AllianceBerstein L.P., Blackrock Inc., Royce & Associates LP, and Vanguard Group Inc. is provided based on the most recent 13F reports filed by each party, which presented holdings as of September 30, 2025.

[2]   The share amounts indicated exclude unvested stock awards currently held by the following persons in the following amounts: Anne H. Chow, 3,417 shares; Craig Cuffie, 3,417 shares; Donald J. McNamara, 3,417 shares; Nancy Phillips, 3,417 shares; Efrain Rivera, 3,417 shares; Derek C.M. van Bever, 3,417 shares; Robert A. Whitman, 3,417 shares; and all directors as a group, 23,919 shares. These unvested stock awards do not have voting power or dividend rights until the shares actually vest to members of the Board of Directors.

[3]   The share amount includes those held for Donald J. McNamara by the Donald J. and Joan P. McNamara Foundation with respect to 23,000 shares. Mr. McNamara is the trustee of his foundation, having sole voting and dispositive control of all shares held by the foundation, and may be deemed to have beneficial ownership of such shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our Board and executive officers, and persons who own more than 10% of our Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other securities which are derivative of our Common Stock. Executive officers, directors, and holders of more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all such reports they file. Based upon a review of the copies of such forms received by us and information furnished by such parties, we believe that all reports were filed on a timely basis during fiscal 2025, except for the following Form 4 filings, which were filed late due to administrative errors:

Name	Date of Earliest Transaction	Date Filed
Colleen Dom	11/13/2024	11/21/2024
Paul S. Walker	11/13/2024	11/21/2024
M. Sean Covey	1/27/2025	10/9/2025
M. Sean Covey	2/4/2025	10/9/2025
A. Derek Hatch	5/1/2025	5/19/2025

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Party Transactions

We review all relationships and transactions in which the Company and certain related persons, including our directors, executive officers, and their immediate family members, are participants to determine whether such persons have a direct or indirect material interest. Our legal and accounting departments have responsibility for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions and for then determining, based upon the facts and circumstances, whether the Company or a related party has a direct or indirect material interest in the transaction. Under the Company's Code of Business Conduct and Ethics, directors, officers, and employees are required to report actual or potential conflicts of interest.

As required under SEC rules, transactions that are determined to be directly or indirectly material to us or the related party are disclosed in our Proxy Statement. The Audit Committee is responsible for reviewing any proposed related-party transaction and for making a recommendation to the Board to approve or disapprove any such transaction. In addition, a disinterested majority of the full Board of Directors reviews and approves any related party transaction that is required to be disclosed.

Related Party Transactions

We previously acquired CoveyLink Worldwide, LLC (CoveyLink). CoveyLink conducts seminars and training courses, and provides consulting based upon the books *The Speed of Trust* and *Trust & Inspire* by Stephen M.R. Covey, who is the brother of M. Sean Covey. Prior to the acquisition date, CoveyLink granted us a non-exclusive license related to *The Speed of Trust* book and derivative works such as *Trust & Inspire*, and related training courses for which we paid CoveyLink specified royalties. As part of the CoveyLink acquisition, we obtained an amended and restated license of intellectual property that granted us an exclusive royalty-bearing license to use, sell, and perform the licensed material in any format or medium and through any market or distribution channel. The amount expensed for these royalties to Stephen M.R. Covey under the amended and restated license agreement totaled $1.7 million during the fiscal year ended August 31, 2025. In connection with the CoveyLink acquisition, we also signed a speaking services agreement that pays Stephen M.R. Covey a portion of the speaking revenues received for his presentations. During fiscal 2025 we expensed $1.0 million for these presentations.

We pay M. Sean Covey, who is also an executive officer of the Company, a percentage of the royalty proceeds received from the sales of certain books authored by him in addition to his salary. During the fiscal year ended August 31, 2025, we expensed $0.1 million for these royalty payments.

During fiscal 2025, we employed Joshua M.R. Covey, who is the brother of M. Sean Covey, and paid him compensation totaling $363,269 and an equity grant of $50,000. We also employed Michael S. Covey, who is the son of M. Sean Covey, and paid him compensation totaling $212,238.

Each of these listed transactions was approved according to the procedures cited above.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

Our Compensation Committee, composed of three independent directors, determined the fiscal 2025 compensation for our named executive officers (NEOs) who held the following positions during fiscal 2025:

- **Paul S. Walker** – President and Chief Executive Officer (CEO);

- **Stephen D. Young** – Chief Financial Officer (CFO) (through April 2025);

- **Jessica G. Betjemann** – Chief Financial Officer (CFO) (from May 2025);

- **Jennifer C. Colosimo** – President of the Enterprise Division;

- **M. Sean Covey** – President of the Education Division; and

- **Colleen Dom** – Executive Vice-President of Operations.

Fiscal 2025 Business Highlights

Fiscal 2025 was a year of transition and transformation. As we executed on our North America go-to-market transformation, which was a planned initiative designed to accelerate growth for many years to come—a series of unforseen macroeconomic factors created an unusually challenging environment for our clients and our business. These factors included threatened or enacted tariffs that have created significant business environment uncertainty, specific actions to reduce U.S. federal government spending, and a general weakening of economic conditions both domestically and internationally. Despite these challenging macroeconomic issues, subscription revenue remained stable, deferred revenue increased, and the vast majority of our clients have renewed their All Access Pass subscriptions and *Leader in Me* memberships. Our solutions are designed to help clients improve their key metrics and manage through difficult and uncertain times.

During fiscal 2025, we completed key investments in our go-to-market transformation and continued to advance our strategic priorities. We also continued to invest in product innovation, including the launch of our new AI-powered coach. We saw the benefits of executing these growth strategies through new client wins and continuing partnerships with existing clients. Despite a challenging macroeconomic environment, we believe the sustainability of our business model and the strength of our world-class services and products position us well for long-term success.

Our business achievements during fiscal 2025 included:

- Subscription Growth: Deferred subscription revenue at August 31, 2025 increased 3% to $111.7 million compared with the prior year and subscription services attachment remained strong

- Education Division Momentum: Strong retention in *Leader in Me* schools and addition of new school contracts despite a difficult funding environment

- Contract Durability: The number of North America's All Access Passes contracted for multiyear periods increased to 57% in the fourth quarter and the contracted amounts represented by multiyear contracts remained strong at 60%

- Strong Financial Position: Maintained positive cash flows and strong liquidity while executing on our capital allocation strategy, including investments in future growth and returning capital to shareholders through share buybacks

- Human Capital: Strengthened leadership team with key hires (CFO, CMO)

Guiding Philosophy, Principles and Objectives of our Executive Compensation Program

Our executive compensation program is designed to attract, retain and motivate talented leaders who drive Company performance and sustained growth. We believe that investing in our talent through a competitive market-based program is critical to our success, promoting both short-term and long-term profitable growth of the Company and driving shareholder value. Our philosophy aligns executive interests with those of shareholders while supporting sustainable long-term value creation.

At its core, our compensation program is intended to foster a performance-driven culture that advances Franklin Covey's mission and vision. To that end, the program is guided by the following principles:

Maintain a Pay-for-Performance Culture	A majority of our NEOs' compensation opportunities are variable and tied to performance. Compensation is directly linked to the Company's achievement of annual and long-term objectives, reinforcing accountability and a strong performance orientation.
Encourage Long-Term Alignment with Shareholders and a Long-Term Company-Wide Focus	A significant portion of NEO compensation is delivered in equity, including both time-based restricted stock units ("RSUs") and performance share units ("PSUs"). These awards promote executive ownership and directly link realized pay to the Company's financial performance and shareholder value. We believe this practice will result in our NEOs building a significant investment in Company shares over time, fostering a culture of teamwork and partnership while encouraging a stewardship mindset among our key leaders.
Attract and Retain Talent	The program is designed to provide market competitive target compensation that attracts, motivates, and retains top-performing executives. Long-term incentive awards are structured with multi-year vesting schedules to support retention and ensure that a meaningful portion of executive compensation remains at risk and unvested at any given time.

Principal Elements of Executive Compensation

The principal elements of our executive compensation program during fiscal year 2025 included base salary, annual cash bonus tied to performance metrics, and long-term incentive awards. Our program is designed to balance fixed and variable pay elements, with an emphasis on performance-based components. These performance elements are linked to goals that we believe are rigorous and support the creation of both short- and long-term shareholder value.

The elements of total direct compensation for our NEOs and the key objectives of each element are summarized below.

Element	Form	Pay / Philosophy Objective
Base Salary	Cash	Attract and retain top talent by providing a stable source of income commensurate with individual performance, scope of responsibility, and market competitiveness.
Annual Cash Bonus	Cash	Reward strong Company performance against annual financial and strategic goals while reinforcing accountability and aligning short-term decision making with long-term strategy.
Long-Term Incentives - RSUs (25%)	Equity (Time-Based)	Encourage retention and promote alignment with shareholders by requiring multi-year service for full vesting, fostering executive stock ownership, and linking realized value to the Company's stock price.
Long-Term Incentives - PSUs (75%)	Equity (Performance-Based)	Drive sustained performance and create long-term shareholder value by tying vesting to achievement of rigorous three-year financial goals, directly aligning compensation with Company results.

Shareholder-Minded Compensation Practices

The Compensation Committee regularly reviews and considers the views of shareholders and proxy advisory firms on corporate pay practices. Each year, we reach out to key stakeholders to solicit their perspectives on our executive compensation and consider the results of our annual say-on-pay vote. Informed by this feedback and other considerations, the Committee has implemented and maintains the following policies:

What We Do		What We Don't Do	
✓	Pay for Performance: 100% of Annual Incentives and 75% of Long-Term Incentive Grants are Performance Based	✗	Overweight Non-Performance-Based Long-Term Incentives
✓	Maintain a "Clawback" Policy in Compliance with SEC and NYSE Rules and Requirements	✗	Allow Hedging or Pledging of FranklinCovey Stock by Directors or Executive Officers
✓	Maintain Robust Stock Ownership Guidelines	✗	Allow Option Repricing Without Shareholder Approval
✓	Provide Limited Change-in-Control Benefits	✗	Excise Tax Gross-ups
✓	Provide Limited Perquisites, Which Provide Nominal Additional Assistance to Executives	✗	Provide Uncapped Award Opportunities

Consideration of 2025 Say-on-Pay Voting Results

We held our annual advisory say-on-pay vote with respect to the compensation of our NEOs at our 2025 annual meeting of shareholders conducted in January 2025. Over 94% of the votes cast were in favor of the compensation of our NEOs. Considering its ongoing shareholder-minded compensation policies, discussions with compensation advisors, and the indications of this vote, our Board of Directors and the Compensation Committee considered and discussed this shareholder vote result during fiscal 2025 and determined not to make significant changes to the existing program for fiscal 2025 in response to shareholder feedback. The Compensation Committee expects to periodically explore various executive pay and corporate governance changes to the extent appropriate to keep our executive compensation program aligned with best practices in our competitive market and the Company's particular circumstances, keeping shareholder views in mind. The Compensation Committee intends to continue holding say-on-pay votes with shareholders on an annual basis, consistent with our shareholders' recommendation.

Tax Considerations

In determining executive compensation, the Compensation Committee also considers, among other factors, the possible tax consequences to Franklin Covey and to our executives. To maintain maximum flexibility in designing compensation programs, the Compensation Committee, while considering company tax deductibility as one of its factors in determining compensation, generally will not limit compensation to those levels or types of compensation that are intended to be deductible.

Compensation and Risk

A balance of risk and reward is an important principle of our compensation framework. We strive to create a culture of accountability through continuous evaluation and measurement of performance. The Compensation Committee regularly reviews our compensation practices and conducts an annual risk assessment of our compensation policies and programs, including those related to our Named Executive Officers as well as broader employee incentive plans.

As part of this assessment, the Committee evaluates whether program design could encourage excessive or inappropriate risk-taking and considers how our practices compare to those of peer companies. Based on its most recent review, the Committee determined that our executive compensation programs are appropriately balanced, provide incentives that align with performance objectives, and do not create risks reasonably likely to have a material adverse effect on Franklin Covey.

Analysis of Fiscal 2025 Compensation Decisions and Actions

Fiscal 2025 Executive Compensation Determination Process

The Compensation Committee determined the form and amount of fixed compensation and established specific performance metrics for determining year-end variable compensation to be awarded to our NEOs for fiscal 2025 considering: (1) our financial performance over the prior year and past several years, and expectations for fiscal 2025; (2) the individual and collective performance of our NEOs relative to the achievement of metric-based strategic objectives related to growth in key areas; and (3) compensation in connection with our goal of attracting and retaining the best talent. In particular, the Compensation Committee reviewed at a general level the following financial metrics and related growth rates in connection with making its key compensation decisions:

- Revenue;

- Adjusted EBITDA;

- Multi-year changes in Adjusted EBITDA, and specific revenue targets;

- Achieving high rates of revenue retention for subscription-based revenue; and

- Overall performance.

Management Input Regarding Compensation Decisions

The Compensation Committee considers input from our CEO in making determinations regarding the compensation of our NEOs, other than the CEO. Following annual performance reviews, the CEO presents compensation recommendations to the Compensation Committee for consideration. These recommendations include salary adjustments, payout results with respect to prior year's STIP and LTIP (with calculations certified by our CFO), and forward-looking variable pay targets. These recommendations are based on each executives' performance and responsibilities, as well as comparative market data. The Compensation Committee retains full discretion to adopt, modify, or reject any such recommendations. Our Compensation Committee meets in executive session without the presence of any executives to discuss the performance of our CEO and determine his compensation.

General Market Assessment

Our Compensation Committee evaluates our NEO compensation program at a high level against market practices. During fiscal 2025, the Company underwent a fulsome review of its compensation processes in order to ensure alignment with the long-term business strategy. At the beginning of fiscal 2025, the Compensation Committee engaged with Mercer, the Committee's compensation consultant at the time, to assess our NEO compensation program, identify considerations that could inform compensation decisions, and advise as to current market practices, trends, and plan designs. Mercer provided advice and data to the Compensation Committee to understand current market practices as an input to developing the fiscal 2025 compensation program.

In making pay decisions in early fiscal 2025, in consultation with Mercer, the following peer group was used. These companies were selected based on size, industry, and types of professional services offered. Annual revenues for the peer group, which is one of the factors considered in selecting the peers, range from approximately $100 million to $1.0 billion. The data for this peer group was regressed due to the overall revenue of the peer group, to be more comparable with our revenue.

- Huron Consulting Group

- Heidrick & Struggles International

- Resources Connection

- CRA International

- Exponent

- Forrester Research

- Wildan Group

- Information Services Group

- Hackett Group

- HealthStream

- RCM Technologies

- Mastech Digital

In the middle of fiscal 2025, the Compensation Committee decided to engage ClearBridge Compensation Group as its independent compensation consultant going forward. In consultation with ClearBridge, the Compensation Committee established the following new peer group based on revenue, enterprise value, industry, and types of professional services offered that provided a better comparison to the Company's business:

- Heidrick & Struggles International

- Udemy

- Coursera

- Chegg

- Resources Connection

- Skillsoft

- Forrester Research

- HealthStream

- Upland Software

- Information Services

- Mastech Digital

- ON24

- Asure Software

As required under the NYSE rules, the Compensation Committee has confirmed Mercer's and ClearBridge's independence, and assessed all relevant factors, including those required by the SEC that could give rise to a potential conflict of interest during fiscal 2025. The Compensation Committee did not identify any conflicts of interest raised by the work performed by Mercer or ClearBridge.

Decisions on Key Elements of Fiscal 2025 Executive Compensation

Total Compensation

In addition to the specific elements of compensation discussed below, we establish annual targets for the total compensation provided to our NEOs. Based on the key factors described above, the Compensation Committee established the following Fiscal 2025 total direct compensation ("TDC") targets.

Executive	Base Salary	Target Bonus $ Value	Target LTI $ Value	Target Total Direct Compensation
Walker	$650,000	$585,000	$1,625,000	$2,860,000
Betjemann[1]	$450,000	$337,500	$ 700,000	$1,487,500
Young	$400,000	$300,000	$ 450,000	$1,150,000
Covey	$350,000	$240,000	$ 350,000	$ 940,000
Colosimo	$375,000	$265,000	$ 300,000	$ 940,000
Dom	$340,000	$235,000	$ 250,000	$ 825,000

[1]   For Ms. Betjemann the values above represent annualized compensation opportunities. Her actual compensation earned in fiscal 2025 was pro-rated to reflect her commencement of employment on May 1, 2025.

Total Compensation Mix

The following charts identify the fiscal 2025 target compensation mix for our CEO and average mix for our other NEOs.



2025 Target Compensation Mix (CEO)
23%
57%
20%
Base Salary
Annual Incentive
Long-Term Incentive
At Risk Pay
77%

2025 Target Compensation Mix (Other NEOs)
37%
37%
26%
Base Salary
Annual Incentive
Long-Term Incentive
At Risk Pay
63%

Base Salaries

Base salaries are a fixed component of each NEO's compensation. In setting each NEO's base salary, the Compensation Committee considers competitive market data derived from our peer group and annual market surveys, as well as each executive's individual contributions, performance, tenure in role, and scope of responsibility, among other factors. The Committee reviews base salaries on an annual basis.

The Compensation Committee's decisions regarding NEOs are reflected in the following table:

Executive	2024 Base Salary	2025 Base Salary	% Increase
Walker	$650,000	$650,000	—
Betjemann[(1)]	—	$450,000	—
Young	$386,488	$400,000	3.5%
Covey	$330,000	$350,000	6.0%
Colosimo	$375,000	$375,000	—
Dom	$330,000	$340,000	3.0%

1) For Ms. Betjemann, the salary shown above reflects her annualized base salary rate. Her actual salary earned in fiscal 2025 was pro-rated to reflect her commencement of employment on May 1, 2025.

Annual Performance-Based Variable Pay

Fiscal 2025 Performance-Based Cash Variable Pay Plan

Our NEOs participate in a short-term incentive plan (or, "STIP") which provides annual cash incentive opportunities that reward executive officers for achieving specific performance goals over a one-year period. The plan is designed to motivate executives to deliver on key financial metrics and strategic objectives that are critical to the Company's success. The Compensation Committee establishes target performance goals each year in connection with the annual budget approved by the Board, reflecting rigorous standards intended to drive both accountability and performance. Maximum payout opportunities are set at levels that require significant outperformance, while threshold goals reflect meaningful but lower levels of achievement.

The actual payout to executives may be above or below target depending on the Company's performance, with outcomes determined on a straight-line, interpolated basis between threshold, target, and maximum levels. For fiscal 2025, the Committee set the maximum payout opportunity at 150% of target (rather than at 200% of target) in light of the significant investments being made to transform the business, and the anticipated impact to Adjusted EBITDA and Free Cash Flow. All results are evaluated, and payouts certified, at fiscal year-end.

Our Compensation Committee establishes each NEO's individual target STIP opportunities at the beginning of the fiscal year. In fiscal 2025, target STIP opportunities were as follows:

Executive	Target Bonus Opportunity ($)	% of Base Salary
Walker	$585,000	90.0%
Betjemann[1]	$337,500	75.0%
Young	$300,000	75.0%
Covey	$240,000	68.6%
Colosimo	$265,000	70.7%
Dom	$235,000	69.1%

[1]   For Ms. Betjemann, the target value shown above reflects her annual target bonus. Her actual bonus earned in fiscal 2025 was pro-rated to reflect her commencement of employment on May 1, 2025.

Financial Performance Component

In fiscal 2025, 70% of our NEOs' total target STIP opportunity was based on the achievement of consolidated financial performance goals. The Committee determined that this component would be split between adjusted EBITDA (50% weighting) and a new metric, net revenue (20% weighting), which the Committee believes reinforces the Company's commitment to profitable growth. The Committee selected this blend of 50% adjusted EBITDA and 20% net revenue to encourage executives to drive sustainable top-line growth while maintaining a strong focus on profitability, and shareholder value creation.

Level of Performance Achieved	Threshold Performance	Threshold Payout (% of Target)	Target Performance	Target Payout (% of Target)	Maximum Performance	Maximum Payout (% of Target)
Adjusted EBITDA (50% of total bonus)	$40.0 million	50%	$44.0 million	100%	$46.0 million	150%
Net Revenue (20% of total bonus)	$295.0 million	25%	$308.0 million	100%	$312.0 million	150%

For fiscal 2025, our adjusted EBITDA was $28.8 million and net revenue was $267.1 million, resulting in no payout for the financial component of the STIP for the NEOs, as certified by the Compensation Committee.

Performance Based Objectives (MBOs)

Consistent with fiscal 2024, 30% of our executives' target STIP opportunities were tied to performance-based objectives reflecting key strategic priorities in support of our go-to-market transformation. These objectives are weighted by division: for most executives, 75% of this component is based on Enterprise division goals and 25% is based on Education division goals. However, the presidents of each division, Ms. Colosimo (Enterprise) and Mr. Covey (Education), had 100% of the strategic component tied to the goals of their respective division.

Each key strategic objective was equally weighted and aligned with our go-to-market transformation strategy. The Compensation Committee believed that the goals established were rigorous and represented stretch objectives and supported the Company's long-term strategy. The Enterprise division objectives were designed to drive growth of the All-Access Pass offering, while the Education division objectives focused on expanding the Leader in Me program.

In fiscal 2025, performance against these objectives resulted in 8.7% achievement of the strategic component for Messrs. Walker and Young; 0% for Ms. Colosimo; and 34.7% for Mr. Covey. Ms. Betjemann upon joining the company had a guaranteed bonus at target, pro-rated for her joining the company on May 1, 2025. Based on these results, and no payout being earned under the financial performance component, the Compensation Committee certified the following STIP payouts for our NEOs:

Executive	Target Bonus Opportunity ($)	2025 Bonus Payout ($)
Walker	$585,000	$ 15,245
Betjemann[1]	$337,500	$112,500
Young	$300,000	$ 7,818
Covey[2]	$240,000	$ 25,017
Colosimo[3]	$265,000	—
Dom	$235,000	$ 6,124

[1]   For Ms. Betjemann, the target value shown above reflects her annual target bonus. Her actual bonus earned in fiscal 2025 was pro-rated to reflect her commencement of employment on May 1, 2025. In connection with her offer of employment and to recognize that she joined the Company late in the fiscal year, Ms. Betjemann's bonus was provided at target for fiscal 2025, pro-rated to reflect her time served during the fiscal year.

[2]   For Mr. Covey, the strategic component of his STIP opportunity was weighted 100% toward Education division goals in alignment with his role as President of Education

[3]   For Ms. Colosimo, the strategic component of her STIP opportunity was weighted 100% toward Enterprise division goals in alignment with her role as President of Enterprise.

Fiscal 2025 LTIP – Service-Based and Performance-Based Equity Grants

Long-term incentives represent a significant portion of our NEOs' target compensation. In fiscal 2025, the Compensation Committee delayed the approval of annual LTIP grants from the Company's historical October schedule until July 2025. This delay allowed the Committee, with the assistance of the new independent compensation consultant, to complete a comprehensive review of the program and ensure it was aligned with the Company's forward-looking strategy.

Award Mix and Target Values

Following its review, the Committee determined that maintaining the current award mix of 75% PSUs and 25% RSUs appropriately reinforced the Company's pay-for-performance philosophy. In establishing fiscal 2025 award opportunities, the Committee considered peer group practices, input from its consultant, recommendations of the CEO, and its general understanding of competitive pay levels.

To determine the number of shares to be granted, the Committee applied the Company's stock price as of October 18, 2024 ($40.98), consistent with the originally intended grant date. For newly hired executives (including Ms. Betjemann), grants were based on the closing stock price on the actual July 11, 2025, grant date ($19.87), which the Committee viewed as more reflective of the share price at the time of joining the Company.

Executive	Award $ Value	PSUs (Target)[1]	RSUs[1]
Walker	$1,625,000	29,742	9,914
Betjemann[2]	$ 233,333	8,810	2,936
Young	$ 450,000	8,238	2,746
Covey	$ 350,000	6,406	2,136
Colosimo	$ 300,000	5,492	1,831
Dom	$ 250,000	4,578	1,526

[1]   For NEO's besides Ms. Betjemann, number of shares was calculated based on stock price of $40.98, For Ms. Betjemann, number of shares was calculated based on closing stock price of $19.87

[2]   For Ms. Betjemann, the fiscal 2025 target LTIP value was pro-rated to reflect her start date of May 1, 2025; her annualized target LTIP opportunity was $700,000 for fiscal 2025.

Time-Based Awards (RSUs)

Historically, RSUs granted to our NEO's cliff vested on a three-year cliff schedule. Beginning in fiscal 2025, RSUs vest in equal annual installments over three years, contingent on continued employment through each vesting date. This change enhances the program's effectiveness as an attraction and retention tool by better aligning with market practice and providing ongoing vesting opportunities.

Performance-Based Awards (PSUs)

Prior to fiscal 2025, PSU awards were based on the highest rolling four-quarter Adjusted EBITDA performance within the three-year cycle. Beginning in fiscal 2025, the Committee redesigned the PSU program to measure performance on a cumulative basis, with 70% of the award tied to cumulative net revenue and 30% tied to cumulative Adjusted EBITDA over the fiscal 2025-2027 period. The Committee believes this new structure better reflects the Company's forward-looking strategy by emphasizing top-line growth while maintaining profitability, and it further strengthens the alignment of executive pay with the creation of long-term shareholder value.

In light of the significant investments being made to transform the business and the anticipated impact on Adjusted EBITDA and Free Cash Flow during the fiscal year, the Committee determined that fiscal 2025 PSU awards would not provide upside opportunity above 100% of target. Consistent with prior years, a threshold performance level was set at 50% of target. Payouts for results between threshold and target will be determined on a linear, interpolated basis, with performance measured at the end of the three-year period.

Vesting of Fiscal 2023 PSUs

In Fiscal 2023, the Compensation Committee granted PSU awards to our then-serving executives. The performance period for these awards ended on August 31, 2025. These PSU were based on the highest rolling four-quarter Adjusted EBITDA achieved during the three-year cycle.

Metric	Threshold Performance	Threshold Payout (% of Target)	Target Performance	Target Payout (% of Target)	Max Performance	Max Payout (% of Target)
Highest Rolling 4Q Adj. EBITDA	$48.0 million	50%	$57.0 million	100%	$67.0 million	200%

The highest rolling four quarters Adjusted EBITDA achieved over the fiscal 2023-2025 period was $56.0 million. As a result, the Compensation Committee approved a vesting percentage of 94.5% of the target number of PSUs.

Qualified Retirement Benefits

Each of our NEOs participates in our 401(k) plan, which is our tax-qualified retirement plan available to all eligible U.S. associates. We match participant contributions dollar-for-dollar on the first 1% of salary contributed to the 401(k) plan and 50 cents on the dollar for the next 4% of salary contributed. Our match for executives is the same received by all associates who participate in the 401(k) plan. Contributions to the 401(k) plan from highly compensated employees are currently limited to a maximum of 12% of their compensation, subject to statutory limits.

Other Benefits

The Compensation Committee evaluates the market competitiveness of the executive benefit package to determine the most critical and essential benefits necessary to retain executives. We do not offer any additional executive benefits.

Severance Policy

We have implemented a severance policy to establish, in advance, the appropriate treatment for terminated NEOs and to help ensure market competitiveness. The severance policy uses the same benefit formula for our NEOs as it uses for all our associates. We do not "gross-up" severance payments to compensate for taxes. For more information about the terms of this severance policy, see the section below entitled "Executive Compensation – Potential Payments Upon Termination or Change-in-Control."

Employment Agreements and Change-in-Control Severance Agreements

We do not have employment agreements with any of our NEOs, but we are a party to change-in-control severance agreements with each of our NEOs, which provide for (i) a severance amount equal to only one times the executive's total targeted annual cash compensation without any excise tax gross-ups and (ii) potential acceleration of all the NEOs' outstanding equity awards. For more information about the terms of these change-in-control severance agreements, see the section below entitled "Executive Compensation – Potential Payments Upon Termination or Change-in-Control."

Anti-Hedging Policy

Our directors and executive officers are prohibited from buying or selling publicly traded options, puts, calls or other derivative instruments related to Company stock. All other employees are discouraged from engaging in hedging transactions related to Company stock.

Stock Ownership Guidelines

Our stock ownership guidelines require an ownership threshold of five times base salary for our CEO, three times base salary for our CFO, and two times base salary for our other NEOs. Each NEO is targeted to reach the applicable threshold within five years of the policy becoming applicable to the NEO and from the date the NEO first has shares awarded as part of their annual compensation. NEOs are prohibited from selling any shares until after these established guidelines are met. The Compensation Committee annually reviews executives' progress toward meeting these guidelines. For fiscal 2025, the stock ownership of Mr. Young, and Mr. Covey met or exceeded the applicable threshold, and Mr. Walker, Ms. Colosimo, and Ms. Betjemann are currently expected to meet their ownership threshold within the allotted time.

Clawback Policy

Effective October 2, 2023, we adopted a new clawback policy, in compliance with new SEC and NYSE rules and requirements, that requires recovery of erroneously awarded incentive-based compensation from executive officers (and former executive officers) in the event of an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws. The policy requires the Company to recover reasonably promptly all erroneously awarded incentive-based compensation received on or after October 2, 2023, by an executive officer, with certain limited exceptions as permitted under SEC rules and NYSE listing standards. The Company may not indemnify any executive officer against the recovery of incentive-based compensation under the policy. For reference, our clawback policy is filed as Exhibit 97 to our Annual Report on Form 10-K for the fiscal year ended August 31, 2025 as filed with the SEC on November 12, 2025.

Timing of Certain Equity Awards

Equity awards are discretionary and are generally granted to our Named Executive Officers upon approval at the meeting of the Compensation Committee and Board of Directors in the first quarter of each year. Awards to non-employee directors, if any, are generally granted following approval at the meeting of the Compensation Committee and Board of Directors in the second quarter of each year. However, depending on the availability of shares authorized under the Franklin Covey Co. 2022 Omnibus Incentive Plan, the approval, if any, or timing of the approval of grants could deviate from above. We did not grant any stock options, stock appreciation rights or similar awards under the Franklin Covey Co. 2022 Omnibus Incentive Plan in the period beginning four business days before the filing of a periodic report on Form 10-Q, Form 10-K, or Form 8-K that disclosed material nonpublic information, and ending one business day after the filing or furnishing of such information. Our Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in fiscal 2025, and we do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

EXECUTIVE COMPENSATION

The Fiscal 2025 Summary Compensation Table below sets forth compensation information for our NEOs relating to fiscal 2025, fiscal 2024, and fiscal 2023, as applicable.

Under SEC rules, the 2025 Summary Compensation Table is required to include for a particular year only those equity-based awards granted *during* that year, rather than awards granted after our fiscal year end, even if the equity-based award was granted for services in that year. By contrast, SEC rules require disclosure of cash compensation to be included for the year earned, even if payment is made after year-end.

Fiscal 2025 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Paul S. Walker	2025	650,000	—	787,965	15,245	17,950	1,471,160
President and CEO	2024	632,692	—	1,625,073	765,648	19,635	3,043,048
	2023	546,154	—	1,304,459	845,107	17,527	2,713,247
Jessica G. Betjemann[1]	2025	133,269	—	233,392	112,500	3,115	482,276
CFO							
Stephen D. Young[1]	2025	396,362	266,667	218,252	7,818	13,700	902,799
CFO	2024	378,068	—	400,047	379,377	19,841	1,177,333
	2023	350,000	—	350,052	431,740	17,869	1,149,661
M. Sean Covey	2025	344,615	—	169,729	25,017	136,042	675,403
President - Education	2024	330,000	—	220,040	289,784	106,039	945,863
Division	2023	330,000	—	220,005	424,292	127,549	1,101,846
Jennifer C. Colosimo[2]	2025	375,000	—	145,508	—	18,050	538,558
President - Enterprise	2024	375,000	—	250,055	326,450	19,535	971,040
Division	2023	375,000	—	250,147	455,263	16,850	1,097,260
Colleen Dom	2025	337,308	—	121,286	6,124	18,246	482,964
Executive Vice-President of Operations	2024	323,077	—	200,044	287,936	20,124	831,181

[1] Effective May 1, 2025, Mr. Young stepped down from his role as Chief Financial Officer and Ms. Betjemann was appointed to serve as Executive Vice President and Chief Financial Officer.

[2] Effective August 31, 2025, Ms. Colosimo stepped down as President of the Enterprise Division. She will continue to be employed by the Company through December 31, 2025 to assist with the transition of the new President of the Enterprise Division. She will receive cash compensation totaling $50,000, plus benefits, as well as a portion of the speaking fees generated from her client keynote presentations during such transition period.

Salary: The amounts reported in the "Salary" column represent base salaries earned in cash to each NEO for the fiscal year indicated.

Bonus: The amount reported in the "Bonus" column represents a discretionary bonus earned by Mr. Young for transition advisory services to the Company.

Stock Awards: The amounts reported in the "Stock Awards" column for fiscal 2025 represent the aggregate grant date fair value (computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718), based on the probable outcome of any applicable performance criteria, excluding the effect of estimated forfeitures, for the stock awards granted to NEOs as LTIP awards during fiscal 2025. The probable outcome of the awards granted during fiscal 2025 with performance conditions were based on the Company meeting the 100% target for the financial performance condition. For the fiscal 2025 LTIP awards, the maximum performance level is limited to the target values shown in the table above (for further information regarding these stock awards and the assumptions made in their valuation, refer to Note 12, *Stock-Based Compensation Plans*, in our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year that ended on August 31, 2025).

Non-Equity Incentive Plan Compensation: The amounts reported in the "Non-Equity Incentive Plan Compensation" column represent the cash amounts earned by each NEO under the STIP for the fiscal year indicated. Payments are based on achieving strategic objectives established annually and meeting annual financial targets.

All Other Compensation: The amounts reported for fiscal 2025 in the "All Other Compensation" column are set forth in the "Fiscal 2025 All Other Compensation Table" below.

Fiscal 2025 All Other Compensation Table

Name	Year	Company Contributions to 401(k) Plan[a] ($)	Executive Life Insurance Premiums ($)	Executive Disability Premiums ($)	Other[b] ($)	Total ($)
Mr. Walker	2025	10,250	—	—	7,700	17,950
Ms. Betjemann	2025	3,115	—	—	—	3,115
Mr. Young	2025	6,000	—	—	7,700	13,700
Mr. Covey	2025	12,567	—	—	123,475[c]	136,042
Ms. Colosimo	2025	10,350	—	—	7,700	18,050
Ms. Dom	2025	10,546	—	—	7,700	18,246

[a]   We match dollar-for-dollar the first 1% of salary contributed to the 401(k) plan and 50 cents on the dollar of the next 4% of salary contributed. Our match for executives uses the same formula as that used for all associates who participate in the 401(k) plan.

[b]   Other than amounts described in footnote (c) below, these amounts represent costs associated with executives' Franklin Covey's Chairman's Club, honoring sales and delivery associates who exceeded their annual goals.

[c]   For Mr. Covey, this amount includes $115,775 of royalties earned during fiscal 2025 from books he authored that are used in our training and education businesses.

Fiscal 2025 Grants of Plan-Based Awards

The following table sets forth the plan-based equity and cash awards that were granted to our NEOs during fiscal 2025. We granted the following types of awards in fiscal 2025: annual incentive-based cash awards (STIP); LTIP equity awards in the form of performance-based awards; and LTIP equity awards in the form of service-based awards.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	Grant Date Fair Value of Stock and Option Awards[f] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Walker									
STIP[a]	10/18/24	175,500	585,000	877,500	—	—	—	—	—
LTIP shares[b]	7/11/25	—	—	—	10,410	20,819	20,819	—	413,674
LTIP shares[c]	7/11/25	—	—	—	4,462	8,923	8,923	—	177,300
LTIP shares[d]	7/11/25	—	—	—	—	—	—	9,914	196,991
Ms. Betjemann									
STIP[e]	5/1/25	112,500	112,500	168,750	—	—	—	—	—
LTIP shares[b]	7/11/25	—	—	—	3,083	6,166	6,166	—	122,518
LTIP shares[c]	7/11/25	—	—	—	1,322	2,644	2,644	—	52,536
LTIP shares[d]	7/11/25	—	—	—	—	—	—	2,936	58,338
Mr. Young									
STIP[a]	10/18/24	90,000	300,000	450,000	—	—	—	—	—
LTIP shares[b]	7/11/25	—	—	—	2,883	5,766	5,766	—	114,570
LTIP shares[c]	7/11/25	—	—	—	1,236	2,472	2,472	—	49,119
LTIP shares[d]	7/11/25	—	—	—	—	—	—	2,746	54,563
Mr. Covey									
STIP[a]	10/18/24	72,000	240,000	360,000	—	—	—	—	—
LTIP shares[b]	7/11/25	—	—	—	2,010	4,484	4,484	—	89,097
LTIP shares[c]	7/11/25	—	—	—	961	1,922	1,922	—	38,190
LTIP shares[d]	7/11/25	—	—	—	—	—	—	2,136	42,442
Ms. Colosimo									
STIP[a]	10/18/24	79,500	265,000	397,500	—	—	—	—	—
LTIP shares[b]	7/11/25	—	—	—	1,922	3,844	3,844	—	76,380
LTIP shares[c]	7/11/25	—	—	—	824	1,648	1,648	—	32,746
LTIP shares[d]	7/11/25	—	—	—	—	—	—	1,831	36,382
Ms. Dom									
STIP[a]	10/18/24	70,500	235,000	352,500	—	—	—	—	—
LTIP shares[b]	7/11/25	—	—	—	1,602	3,204	3,204	—	63,663
LTIP shares[c]	7/11/25	—	—	—	687	1,374	1,374	—	27,301
LTIP shares[d]	7/11/25	—	—	—	—	—	—	1,526	30,322

[a] These amounts relate to the STIP cash awards for the annual performance period ended August 31, 2025. The actual payouts made to the NEOs for this program are shown in the "Non-Equity Incentive Plan Compensation" column of the "Fiscal 2025 Summary Compensation Table" above.

[b] These amounts relate to the LTIP equity awards granted to the NEOs under the Franklin Covey Co. 2022 Omnibus Incentive Plan in the form of performance-based awards, which vest based on cumulative revenue achieved during the measurement period, which ends on August 31, 2027.

[c] These amounts relate to the LTIP equity awards granted to the NEOs under the Franklin Covey Co. 2022 Omnibus Incentive Plan in the form of performance-based awards, which vest based on cumulative Adjusted EBITDA achieved during the measurement period, which ends on August 31, 2027.

[d] These amounts relate to the LTIP equity awards granted to the NEOs in the form of service-based awards. One-third of this award vests in each of October 2025, 2026, and 2027.

(e)   In connection with her offer of employment and to recognize that she joined the Company late in the fiscal year, Ms. Betjemann's bonus was provided at target for fiscal 2025, pro-rated to reflect her time served during the fiscal year.

(f)   The amounts reported in the "Grant Date Fair Value of Stock and Option Awards" column for fiscal 2025 represent the aggregate grant date fair values (computed in accordance with ASC Topic 718), based on the target outcome of any applicable performance conditions, excluding the effect of estimated forfeitures, for the awards granted to NEOs as LTIP awards.

Outstanding Equity Awards at Fiscal 2025 Year-End

The following equity awards granted to our NEOs were outstanding as of August 31, 2025.

		Option Awards			Other Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[(f)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[(f)]
Mr. Walker	7/11/25[(a)]	—	—	—	—	—	20,819	407,220
	7/11/25[(b)]	—	—	—	—	—	8,923	174,534
	7/11/25[(c)]	—	—	—	9,914	193,918	—	—
	10/6/23[(d)]	—	—	—	—	—	59,365	1,161,179
	10/6/23[(e)]	—	—	—	9,895	193,546	—	—
Ms. Betjemann	7/11/25[(a)]	—	—	—	—	—	6,166	120,607
	7/11/25[(b)]	—	—	—	—	—	2,644	51,717
	7/11/25[(c)]	—	—	—	2,936	57,428	—	—
Mr. Young	7/11/25[(a)]	—	—	—	—	—	5,766	112,783
	7/11/25[(b)]	—	—	—	—	—	2,472	48,352
	7/11/25[(c)]	—	—	—	2,746	53,712	—	—
	10/6/23[(d)]	—	—	—	—	—	14,613	285,830
	10/6/23[(e)]	—	—	—	2,436	47,648	—	—
Mr. Covey	7/11/25[(a)]	—	—	—	—	—	4,484	87,707
	7/11/25[(b)]	—	—	—	—	—	1,922	37,594
	7/11/25[(c)]	—	—	—	2,136	41,780	—	—
	10/6/23[(d)]	—	—	—	—	—	8,038	157,223
	10/6/23[(e)]	—	—	—	1,340	26,210	—	—
Ms. Colosimo	7/11/25[(a)]	—	—	—	—	—	3,844	75,189
	7/11/25[(b)]	—	—	—	—	—	1,648	32,235
	7/11/25[(c)]	—	—	—	1,831	35,814	—	—
	10/6/23[(d)]	—	—	—	—	—	9,133	178,641
	10/6/23[(e)]	—	—	—	1,523	29,790	—	—
Ms. Dom	7/11/25[(a)]	—	—	—	—	—	3,204	62,670
	7/11/25[(b)]	—	—	—	—	—	1,374	26,875
	7/11/25[(c)]	—	—	—	1,526	29,849	—	—
	10/6/23[(d)]	—	—	—	—	—	7,307	142,925
	10/6/23[(e)]	—	—	—	1,218	23,824	—	—

[(a)] These awards are LTIP awards granted in fiscal 2025 in the form of performance-based awards which vest based on cumulative revenue achieved during the measurement period, which ends on August 31, 2027. Amounts in this table with respect to the fiscal 2025 grant reflect an estimated payout of shares based on the maximum (which is also the target) level of achievement with respect to the applicable performance metric. The vesting requirements and general terms of these awards are described in the preceding Compensation Discussion and Analysis and the number of shares that eventually vest may differ from the number of shares shown in the table.

[(b)] These awards are LTIP awards granted in fiscal 2025 in the form of performance-based awards which vest based on cumulative Adjusted EBITDA achieved during the measurement period, which ends on August 31, 2027. Amounts in this table with respect to the fiscal 2025 grant reflect an estimated payout of shares based on the maximum (which is also the target) level of achievement with respect to the applicable performance metric. The vesting requirements and general terms of these awards are described in the preceding Compensation Discussion and Analysis and the number of shares that eventually vest may differ from the number of shares shown in the table.

(c)   These awards are LTIP awards granted in the form of time-based, or service-based, awards in fiscal 2025. One-third of these awards are expected to vest to participants in each of October 2025, 2026, and 2027. Other information on the vesting conditions and general terms for this award are described in the preceding Compensation Discussion and Analysis.

(d)   These awards are LTIP awards granted in the form of performance-based awards in fiscal 2024. Amounts in this table with respect to the fiscal 2024 grant reflect an estimated payout of shares based on the maximum level of achievement with respect to the applicable performance metrics. The vesting requirements and general terms of these awards are described in the preceding Compensation Discussion and Analysis and the number of shares that eventually vest may differ from the maximum number of shares shown in the table.

(e)   These awards are LTIP awards granted in the form of time-based, or service-based, awards in fiscal 2024, which are expected to vest on August 31, 2026.

(f)   Values were determined by multiplying the maximum number of performance awards, or the number of service-based awards, by the closing price per share of the Company's Common Stock on the NYSE at August 31, 2025 of $19.56.

Fiscal 2025 Option Exercises and Stock Vested

	Option Awards		Other Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[a]	Value Realized on Vesting ($)[b]
Mr. Walker	—	—	26,494	518,223
Ms. Betjemann	—	—	—	—
Mr. Young	—	—	7,134	139,541
Mr. Covey	—	—	4,484	87,707
Ms. Colosimo	—	—	5,035	98,485
Ms. Dom	—	—	4,077	79,746

(a)   On August 31, 2025 the performance-based and time-based tranches of the fiscal 2023 LTIP award vested to participants. The performance-based tranche of the fiscal 2023 LTIP award vested at approximately 94.5% of the target number of shares provided for by the award.

(b)   The value realized was determined by multiplying the number of shares acquired upon vesting from the 2023 LTIP award by $19.56, which was the closing share price of the Company's Common Stock at August 31, 2025.

Potential Payments Upon Termination or Change-in-Control

Severance Benefits Upon Termination Without Cause

Our NEOs are subject to the same general severance policies as all Franklin Covey associates, which would apply in the absence of a Change in Control. In the event of a Change in Control, the change-in-control severance benefit would be paid to NEOs in lieu of the general severance.

Under our general severance policy, Company associates, including each of the NEOs, who are terminated involuntarily by the Company without cause receive a lump-sum payment equal to one week's total cash compensation for every $10,000 of their annual total targeted cash compensation, which are rounded up. Additionally, we pay COBRA medical and dental premiums directly to the COBRA provider upon election of COBRA for the term of the severance period up to 18 months, as stipulated by COBRA regulations. As a condition of receipt of severance benefits, the NEO must agree to a release of claims and abide by specific non-solicitation, confidentiality, and non-compete requirements (where permissible under applicable state law). The amounts below assume that each NEO experienced a qualifying termination of employment on August 31, 2025 (the last business day of fiscal 2025).

Estimated Severance Amounts as of August 31, 2025

Name	Year	Target Severance Payment ($)	Target COBRA Premiums ($)[a]	Total ($)
Mr. Walker	2025	2,945,000	43,274	2,988,274
Ms. Betjemann	2025	1,196,394	—	1,196,394
Mr. Young	2025	942,308	28,811	971,119
Mr. Covey	2025	669,423	35,461	704,884
Ms. Colosimo	2025	787,692	26,341	814,033
Ms. Dom	2025	641,346	23,872	665,218

[a]   COBRA premiums are paid to the insurance provider and not to the NEO.

Change-in-Control Severance Benefit

The Company has entered into a change-in-control severance agreement with each NEO. Under the terms of the agreements, upon the occurrence of a change-in-control and a qualifying termination, each NEO is entitled to a lump-sum severance payment equal to one times their current annual total targeted cash compensation, plus reimbursement of premiums to secure medical benefit continuation coverage for a period of one year. There are no excise tax gross-ups provided under the agreements. In addition, the agreements provide that each NEO is eligible to have immediately vested all awards granted to the NEO that have not yet vested in accordance with their terms in connection with a change-in-control and a qualifying termination.

Change in Control is defined pursuant to the severance agreements as:

- An acquisition by any person of 25% or more of the combined voting power of our outstanding securities, other than a transaction approved by the Board;

- A majority change in the incumbent directors of the Board;

- The consummation of a merger or consolidation in which our shareholders do not own, immediately thereafter, more than 50% or more of the combined voting power of the surviving entity; or

- The complete liquidation or dissolution of the Company or the sale of substantially all of the Company's assets.

Pursuant to the severance agreements, a qualifying termination means the termination of such NEO during the Protection Period without Just Cause or the participant terminates employment for good reason. The Protection Period is defined as the 18 months following a Change in Control.

Just Cause is defined as (i) the individual participates in dishonesty, fraud, misrepresentation, embezzlement, or deliberate injury or attempted injury; (ii) commits any unlawful or criminal activity of a serious nature; (iii) commits any intentional and deliberate material breach of a duty; or (iv) materially breaches any confidentiality or noncompete agreement.

Good Reason is defined as (i) a substantial diminution or change to job responsibilities, (ii) a failure to receive substantially equal compensation and benefits, or (iii) changing the participant's principal place of work by more than 50 miles, (iv) the failure to comply with any deferred compensation or other policy resulting in the establishment of trusts, or (v) the failure to assume the obligations of the severance agreements, in each case unless remediated by the Company.

The NEOs may also be eligible for acceleration of unvested equity awards pursuant to the Company's incentive plans in connection with a Change in Control, which is substantially similar to the severance agreements other than that the acquisition of 30% or more of combined voting power rather than 25% is required to trigger a Change in Control under the Company's incentive plans. Any NEO would need to experience a material adverse event in connection with such change in control (e.g., termination without cause, resignation for good reason, death, or disability), unless the Compensation Committee waives the limitation.

The amounts below assume that each NEO incurred a qualifying termination of employment on August 31, 2025.

Estimated Change-in-Control Severance Amounts as of August 31, 2025

Name	Year	Target Severance Payment ($)	Target COBRA Premiums ($)[a]	Value of Accelerated equity awards ($)[b]	Total Value ($)
Mr. Walker	2025	1,235,000	31,254	1,549,817	2,816,071
Ms. Betjemann	2025	787,500	—	229,752	1,017,252
Mr. Young	2025	700,000	21,402	405,420	1,126,822
Mr. Covey	2025	590,000	31,254	104,822	726,076
Ms. Colosimo	2025	640,000	21,402	119,120	780,522
Ms. Dom	2025	575,000	21,402	95,296	691,698

[a] COBRA premiums are paid to the insurance provider and not to the NEO.

[b] Values were determined by multiplying the target number of performance awards, or the number of service-based awards, by the closing price per share of the Company's Common Stock on the NYSE at August 31, 2025 of $19.56.

Compensation Committee Report

Our Compensation Committee reviewed the Compensation Discussion and Analysis (CD&A), as prepared by management of Franklin Covey, and discussed the CD&A with management of Franklin Covey. Based on the Committee's review and discussions, the Committee recommended to the Board that the CD&A be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2025.

Compensation Committee:

Nancy Phillips, Chair
Anne H. Chow
Craig Cuffie

Chief Executive Officer Pay Ratio Disclosure

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires the Company to disclose the ratio of the CEO's annual total compensation (under the Summary Compensation Table definition) to that of the Company's median employee (excluding the CEO) using the same methodology. To determine the median employee, we prepared a list of our employee population as of June 30, 2025. We included the global employee population (approximately 1,080 employees), whether employed on a full-time, part-time, temporary, or seasonal basis. We established a consistently applied compensation measure consisting of total cash paid from July 1, 2024, through June 30, 2025. We annualized compensation for employees hired during that time. Non-U.S. employee compensation was converted to U.S. dollars based on applicable exchange rates as of June 30, 2025.

- *Pay Ratio Calculation* – Our CEO's annual total compensation for fiscal 2025, as disclosed in the Summary Compensation Table, is $1,471,160. The annual total compensation for our median employee is $92,796. The ratio between the CEO's and median employee's annual total compensation as of August 31, 2025, is approximately 16:1.

We believe that the CEO pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of SEC Regulation S-K. Given the rule's flexibility, the method the Company used to determine the median employee may be different from its peers, so other companies' CEO pay ratios may not be comparable.

PAY VERSUS PERFORMANCE

Franklin Covey Co. Disclosure for the Fiscal Year Ended August 31, 2025

Pay Versus Performance Table

The following table sets forth information concerning: (1) the compensation of our Chief Executive Officers (Mr. Whitman in 2021 and Mr. Walker in 2022, 2023, 2024, and 2025) and the average compensation for our other Named Executive Officers, both as reported in the Summary Compensation Table and with certain adjustments to reflect the "compensation actually paid" to such individuals, as defined under SEC rules, for each of the fiscal years ended August 31, 2021, 2022, 2023, 2024, and 2025 and (2) our cumulative total shareholder return ("TSR"), the cumulative TSR of our selected peer group ("S&P 600 Commercial & Professional Services Index TSR"), Net Income and Qualified Adjusted EBITDA (our company-selected measure) over such years in accordance with SEC rules for each such fiscal year:

(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
							Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for Mr. Whitman ($)	Summary Compensation Table Total for Mr. Walker ($)	Compensation Actually Paid to Mr. Whitman ($)[1]	Compensation Actually Paid to Mr. Walker ($)[1]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[1][2]	Total Shareholder Return ($)	Peer Grouop Total Shareholder Return ($)[3]	Net Income ($000)	Adjusted EBITDA ($000)[4]
2025	—	1,471,160	—	(1,364,744)	615,915	167,284	99.09	148.37	3,068	28,757
2024	—	3,043,048	—	2,190,612	981,354	791,382	203.95	145.88	23,402	55,273
2023	—	2,713,247	—	2,922,337	1,237,806	900,191	216.16	119.32	17,781	48,066
2022	—	2,116,006	—	3,128,299	1,334,483	2,150,488	240.98	118.56	18,430	42,197
2021	2,954,251	—	15,489,154	—	1,140,890	4,072,481	220.21	142.48	13,623	27,958

[1] The following individuals are our Named Executive Officers for each fiscal year:

Year	CEO	Non-PEO NEOs
2025	Paul S. Walker	Jessica G. Betjemann, Stephen D. Young, M. Sean Covey, Jennifer C. Colosimo and Colleen Dom
2024	Paul S. Walker	Stephen D. Young, M. Sean Covey, Jennifer C. Colosimo, and Colleen Dom
2023	Paul S. Walker	Stephen D. Young, Robert A. Whitman, M. Sean Covey, and Jennifer C. Colosimo
2022	Paul S. Walker	Stephen D. Young, Robert A. Whitman, M. Sean Covey, and Jennifer C. Colosimo
2021	Robert A. Whitman	Stephen D. Young, Paul S. Walker, M. Sean Covey, and Colleen Dom

[2] Compensation actually paid to our NEOs represents the "Total" compensation reported in the Summary Compensation Table for the applicable fiscal year, adjusted as follows:

Fiscal Year	Executives	SCT	Grant Date Value of New Awards	Year End Value of New Awards	Change in Value of Unvested Awards Granted in Prior Fiscal Years	Change in Value of Vested Awards Granted in Prior Fiscal Years	Fair Value of Vested Awards Granted and Vested in Current Fiscal Year	Fair Value at Start of Fiscal Year of Awards That Failed to Meet Vesting Conditions	Total Equity Award Adjustments	CAP
		(a)	(b)	(i)	(ii)	(iii)	(iv)	(v)	(c) = (i) + (ii) + (iii) + (iv) + (v)	(a) + (b) + (c)
2025	PEO: Paul S. Walker	$1,471,160	($787,965)	$193,918	($1,399,864)	($841,992)	$0	$0	($2,047,939)	($1,364,744)
	non-PEO NEOs	$ 615,915	($175,786)	$ 43,717	($ 184,373)	($132,190)	$0	$0	($ 272,846)	$ 167,284

[3] TSR is cumulative for the measurement periods beginning on August 31, 2020 and ending on August 31 of each of 2025, 2024, 2023, 2022 and 2021, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The S&P 600 Commercial & Professional Services Index is the same index we use in our performance graph in the Company's Annual Report on Form 10-K for the year ended August 31, 2025.

[4] Adjusted EBITDA is a non-GAAP financial measure. For more information on the Company's use of this metric and a reconciliation to GAAP, see "Reconciliation of Non-GAAP Financial Measures" in Appendix A of this Proxy Statement.

Narrative Disclosure to Pay Versus Performance Table

Relationship between Financial Performance Measures

The line graphs below compare the compensation actually paid to our CEOs and the average of the compensation actually paid to our remaining NEOs with (i) our cumulative TSR and the S&P 600 Commercial & Professional Services Index TSR, (ii) our Net Income, and (iii) our Qualified Adjusted EBITDA, in each case, for the fiscal years ended August 31, 2021, 2022, 2023, 2024 and 2025.

TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.

Compensation Actually Paid vs Total Shareholder Return

As shown in the chart below, the CEOs' and remaining NEOs' compensation actually paid aligned with the Company's Total Shareholder Return. This is primarily due to the Company's use of equity awards in the LTIP, which change in value with changes in the Company's share price, and is consistent with shareholder experience during this time. The chart also compares the Company's cumulative TSR and the cumulative TSR of the selected peer group.



Franklin Covey Company CAP vs TSR

Compensation Actually Paid vs Net Income

The chart below compares the CEOs' and other NEOs' compensation actually paid to our net income. Due to the proportion of compensation paid to our CEOs and other NEOs under the Company's LTIP, which uses equity-based awards, compensation actually paid correlates more closely to our share price than to net income and the Company does not generally determine compensation specifically based on a net income performance measure.



Compensation Actually Paid vs Qualified Adjusted EBITDA

The chart below compares the CEOs' and other NEOs' compensation actually paid to our Qualified Adjusted EBITDA. Qualified Adjusted EBITDA comprises the largest portion of the performance metrics for determining our LTIP and STIP awards. However, due to the proportion of compensation paid to our CEOs and other NEOs under the Company's LTIP, compensation actually paid correlates more closely to our share price than to Qualified Adjusted EBITDA.



Franklin Covey Company CAP vs Adjusted EBITDA ($K)

Pay Versus Performance Tabular List

The performance measures listed below represent the most important performance measures used by us to link compensation actually paid to our NEOs to performance for the fiscal year ended August 31, 2025 and are described further in our Compensation Discussion and Analysis above.

Company Net Revenue
Qualified Adjusted EBITDA
Strategic Financial Measures (revenue retention, All Access Pass Revenue, etc.)

OVERVIEW OF PROPOSALS

This Proxy Statement includes three proposals requiring shareholder action. Proposal No. 1 requests the election of eight directors to the Board of Directors. Proposal No. 2 requests an advisory vote on executive compensation. Proposal No. 3 requests the ratification of Deloitte as our independent registered public accounting firm for the fiscal year ending August 31, 2026. Each of these proposals is discussed in more detail in the pages that follow.

PROPOSAL NO. 1

Election of Directors

At the Annual Meeting, eight directors are to be elected to serve until the next annual meeting of shareholders or until their successors shall be duly elected and qualified. Our director nominees have a great diversity of experience and bring to our Board of Directors a wide variety of skills, qualifications, and viewpoints that strengthen their ability to carry out their oversight role on behalf of our shareholders. They have developed their skills and gained experience across a broad range of industries and disciplines in both established and growth markets. The biographies contained in the section of this Proxy Statement entitled, "Nominees for Election to the Board of Directors" describe the many areas of individual expertise that each director nominee brings to our Board of Directors.

Unless the shareholder indicates otherwise, each proxy will be voted in favor of the eight nominees listed below. Each of the nominees is currently serving as a director of the Company. If any of the nominees should be unavailable to serve, which is not now anticipated, the proxies solicited hereby will be voted for such other persons as shall be designated by the present Board of Directors.

Vote Required

The eight nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the eight directors to be elected by those shares, will be elected as directors to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified. Abstentions and broker non-votes will have no effect on the election of directors.

Pursuant to the Company's bylaws, any nominee for director who receives a greater number of votes "withheld" or "against" from their election than votes "for" their election shall immediately offer to tender their resignation following certification of such shareholder vote. The Nominating Committee shall promptly consider the director's resignation offer and make a recommendation to the Board of Directors on whether to accept or reject the offer. The Board of Directors shall act on the recommendation of the Nominating Committee and publicly disclose its decision within 90 days following certification of the shareholder vote.

Recommendation of the Board

The Board of Directors recommends that shareholders vote FOR the election of Anne H. Chow, Craig Cuffie, Donald J. McNamara, Nancy Phillips, Efrain Rivera, Derek C.M. van Bever, Paul S. Walker, and Robert A. Whitman.

PROPOSAL NO. 2

Advisory Vote on Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, we are providing our shareholders with the opportunity to cast an advisory vote on executive compensation as described below. We believe that it is appropriate to seek the views of shareholders on the design and effectiveness of our executive compensation program.

The overall goal of our executive compensation program is to attract, motivate, and retain a talented and creative team of executives who will provide leadership for our success in dynamic and competitive markets. We seek to accomplish this goal in a way that rewards performance and that is aligned with shareholders' long-term interests. We believe that our executive compensation program, which utilizes both short-term cash awards and long-term equity awards, satisfies this goal and is strongly aligned with the long-term interest of our shareholders.

The Compensation Discussion and Analysis, as presented within this Proxy Statement, describes our executive compensation program, the decisions made by the Compensation Committee, and the relation of our compensation plans to performance during fiscal 2025 in more detail. We believe that the compensation program for the Named Executive Officers is instrumental in helping us achieve our financial goals. Please refer to the information contained in the Compensation Discussion and Analysis as you consider this proposal.

We are asking the shareholders to vote on the following resolution:

RESOLVED, that the shareholders hereby approve the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative disclosure.

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for the Named Executive Officers. We currently intend to include a shareholder advisory vote on our executive compensation program each year at our annual meeting of shareholders.

Vote Required

Approval of Proposal No. 2 requires that the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

Recommendation of the Board

The Board of Directors recommends that shareholders vote FOR Proposal No. 2.

PROPOSAL NO. 3

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected the independent registered public accounting firm Deloitte & Touche LLP to audit our financial statements for fiscal 2026. Deloitte began serving as our independent registered public accounting firm in the third quarter of fiscal 2016. In making its selection, the Audit Committee took into account:

- Deloitte's knowledge of the Company's business allows it to design and enhance its audit plan by focusing on known and emerging risks, which creates efficiency and controls cost through iteration.

- Deloitte has a global footprint and the expertise and capabilities necessary to handle the breadth and complexity of our international business, accounting practices, and internal controls.

- Deloitte generally attends each Audit Committee meeting and meets regularly in closed door sessions with our Audit Committee so they can provide timely and candid feedback to the Audit Committee regarding accounting and control issues which may impact the Company.

- Deloitte is an independent public accounting firm and is subject to oversight and inspection by the United States Public Company Accounting Oversight Board (PCAOB), Big 4 peer reviews, and SEC regulations. The results of these reviews are communicated to and considered by the Audit Committee.

The members of our Audit Committee believe that the continued retention of Deloitte as our independent registered public accounting firm is in the best interests of our Company and our shareholders.

Principal Accountant Fees

The following table shows the fees accrued or paid to our independent registered public accounting firm for the fiscal years ended August 31, 2025 and 2024:

	Fiscal 2025	Fiscal 2024
Audit Fees[1]	$ 929,426	$848,522
Audit-Related Fees[2]	—	—
Tax Fees[3]	81,788	68,145
All Other Fees[4]	—	48,000
	$1,011,214	$964,667

[1] Audit fees represent fees and expenses for professional services provided in connection with the audit of our consolidated financial statements and the effectiveness of internal controls over financial reporting found in the Annual Report on Form 10-K and reviews of our financial statements contained in Quarterly Reports on Form 10-Q, accounting consultations on actual transactions, and audit services provided in connection with other statutory filings.

[2] Deloitte did not provide any audit-related services that are not reported under "Audit Fees" during the periods presented.

[3] Tax Fees consisted primarily of fees and expenses for services related to tax compliance, tax planning, and tax consulting.

[4] Fees for "other services" during fiscal 2024 were for consulting and advisory services performed.

The Audit Committee pre-approves all services to be performed by our independent registered public accountant and subsequently reviews the actual fees and expenses paid to them. All of the audit-related services, tax services, and other services provided by our independent registered public accounting firm during the fiscal years ended August 31, 2025 and 2024 were pre-approved by the Audit Committee. The Audit Committee has determined that the fees paid for non-audit services are compatible with maintaining independence as our independent registered public accountants.

The Board of Directors anticipates that one or more representatives of Deloitte will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Vote Required

The ratification of the appointment of Deloitte as our independent registered public accountants requires that the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

Board Recommendation

The Board of Directors recommends that shareholders vote FOR the appointment of Deloitte as the Company's independent registered public accountants for the fiscal year ending August 31, 2026.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended August 31, 2025. The information contained in this report shall not be deemed "soliciting material" or otherwise considered "filed" with the SEC, and such information shall not be incorporated by reference under the Exchange Act except to the extent that we specifically incorporate such information by reference in such filing.

The Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company. The Audit Committee is comprised entirely of independent directors and operates in accordance with a written charter, which was adopted by the Board of Directors. A copy of that charter is available on our website at ir.franklincovey.com. Each member of the Audit Committee is "independent," as required by the applicable listing standards of the New York Stock Exchange and the rules of the SEC.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Company's management has primary responsibility for the financial statements and reporting process, including the Company's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an integrated audit of the Company's financial statements and internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements to be included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2025. This review included a discussion of the quality and the acceptability of the Company's financial reporting and system of internal controls, including the clarity of disclosures in the financial statements. The Audit Committee also reviewed and discussed with the Company's independent registered public accounting firm the audited financial statements of the Company for the fiscal year ended August 31, 2025, their judgments as to the quality and acceptability of the Company's financial reporting, and such other matters as are required to be discussed by Public Company Accounting Oversight Board standards.

The Audit Committee obtained from the independent registered public accountants a formal written statement describing the auditor's communications regarding all relationships between the auditors and the Company that might bear on the auditors' independence consistent with applicable requirements of the Public Company Accounting Oversight Board and discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence. The Audit Committee meets periodically with the independent registered public accounting firm, with and without management present, to discuss the results of the independent registered public accounting firm's examinations and evaluations of the Company's internal control and the overall quality of the Company's financial reporting.

Based upon the review and discussions referred to above, the Audit Committee recommended that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2025, for filing with the SEC.

Date: November 4, 2025

Efrain Rivera, Chairman
Craig Cuffie
Donald J. McNamara

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors knows of no other matters to be presented for action at the meeting. However, if any further business should properly come before the meeting, the persons named as proxies in the accompanying form of proxy will vote on such business in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Requirements for Shareholder Proposals to be Considered for Inclusion in Our Proxy Materials

Shareholders may present proposals for inclusion in our proxy statement and form of proxy for the annual meeting of shareholders to be held in calendar year 2027, provided that such proposals must be received by us, at our executive offices (Franklin Covey Co., 13907 South Minuteman Drive, Suite 500, Draper, UT 84020) no later than August 20, 2026, provided that this date may be changed in the event that the date of the annual meeting of shareholders to be held in calendar year 2027 is changed by more than 30 days from the date of the annual meeting of shareholders to be held in calendar year 2026. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in our proxy statement and form of proxy.

Requirements for Shareholder Proposals to be Brought Before the Annual Meeting

Our bylaws provide that, except in the case of proposals made in accordance with Rule 14a-8, for shareholder nominations to the Board of Directors or other proposals to be considered at an annual meeting of shareholders, the shareholder must have given timely notice thereof in writing to the Secretary of Franklin Covey Co. not less than 60 nor more than 90 calendar days prior to the one year anniversary of the date of the immediately preceding annual meeting. To be timely for the annual meeting of shareholders to be held in calendar year 2027, a shareholder's notice must be delivered or mailed to, and received by, our Secretary at our executive offices (Franklin Covey Co., 13907 South Minuteman Drive, Suite 500, Draper, UT 84020) between October 25, 2026 and November 24, 2026. However, in the event that the annual meeting is called for a date that is not within 30 calendar days of the anniversary of the date on which the immediately preceding annual meeting of shareholders was called, to be timely, notice by the shareholder must be so received not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of either (i) the 60th day prior to such annual meeting, or (ii) the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made by the Company, whichever occurs first. In no event will the public announcement of an adjournment of an annual meeting of shareholders commence a new time period for the giving of a shareholder's notice as provided above. A shareholder's notice to our Secretary must set forth the information required by our bylaws with respect to each matter the shareholder proposes to bring before the annual meeting.

Universal Proxy Rules

To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 calendar days prior to the anniversary of the previous year's annual meeting, which will be November 24, 2026 (except that, if the date of the meeting has changed by more than 30 days from the previous year, then notice must be provided by the later of 60 days prior to the date of the annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Company).

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. These filings are also available to the public from the SEC's web site at http://www.sec.gov.

We will provide without charge to any person from whom a Proxy is solicited by the Board of Directors, upon the written request of such person, a copy of our 2025 Annual Report on Form 10-K, including the financial statements and schedules thereto (as well as exhibits thereto, if specifically requested), required to be filed with the Securities and Exchange Commission. Written requests for such information should be directed to Franklin Covey Co., Investor Relations Department, 13907 South Minuteman Drive, Suite 500, Draper, Utah 84020, Attn: Ms. Jessica G. Betjemann.

You should rely only on the information contained in this Proxy Statement. We have not authorized anyone to provide you with information different from that contained in this Proxy Statement. The information contained in this Proxy Statement is accurate only as of the date of this Proxy Statement, regardless of the time of delivery of this Proxy Statement.

DIRECTIONS TO THE ANNUAL MEETING

Directions to Franklin Covey Headquarters from Salt Lake International Airport

- Exit the Airport heading South to I-80 East
- Merge onto I-80 East/I-15/I-215 ramp to Salt Lake City/Ogden/Provo
- Use lanes to merge onto I-15 S/I-80 E toward Cheyenne/Las Vegas
- Continue onto I-15 S toward Las Vegas
- Use the 2nd from the right lane to take Exit 289 for UT-154/Bangerter Hwy
- Use the 2nd from the left lane to take the ramp to Draper
- Continue on Bangerter Hwy to 13800 S, turn right
- Continue on 13800 S/Minuteman Drive to destination
- 13907 S. Minuteman Drive, Suite 500, Draper, UT 84020

Directions to Franklin Covey Headquarters from Provo

- Take I-15 North toward Salt Lake City
- Continue on I-15 North to Exit 288
- Use the right lane to take Exit 288 for UT-140 toward 14600 S/Draper
- Continue on Bangerter Hwy to 13800 S, turn right
- Continue on 13800 S/Minuteman Drive to destination
- 13907 S. Minuteman Drive, Suite 500, Draper, UT 84020

If you need further assistance or additional directions, please call our receptionist at (801) 817-1776.

Appendix A

ADJUSTED EBITDA RECONCILIATION TO NET INCOME

We define "Adjusted EBITDA" as net income excluding the impact of interest, income taxes, amortization of finite-lived intangible assets, depreciation, share-based compensation expense, restructuring costs, impaired assets, and certain other items. We reference this non-GAAP financial measure in our disclosures and decision making because it provides supplemental information that facilitates consistent internal comparisons to the historical operating performance of prior periods, and we believe it provides investors with greater transparency to evaluate operational activities and financial results.

Reconciliation of Net Income to Adjusted EBITDA
(in thousands and unaudited)

	Fiscal Year Ended August 31,				
	2025	2024	2023	2022	2021
Reconciliation of net income to Adjusted EBITDA:					
Net income	$ 3,068	$23,402	$17,781	$18,430	$13,623
Adjustments:					
Interest expense (income), net	(363)	(4)	492	1,610	2,026
Income tax provision (benefit)	2,999	9,644	8,088	3,634	(7,548)
Amortization	4,392	4,248	4,342	5,266	5,006
Depreciation	4,066	3,905	4,271	4,903	6,190
Stock-based compensation	5,805	10,142	12,520	8,286	8,617
Increase to the fair value of contingent earn out liabilities	—	—	7	68	193
Gain from insurance settlement	—	—	—	—	(150)
Government COVID-19 assistance	—	—	—	—	(299)
Restructuring costs	6,723	3,008	565	—	—
Building exit costs	2,067	—	—	—	—
Impaired asset	—	928	—	—	—
Business acquisition costs	—	—	—	—	300
	$28,757	$55,273	$48,066	$42,197	$27,958



Form 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED AUGUST 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

FranklinCovey

Franklin Covey Co.
(Exact name of registrant as specified in its charter)

Utah	001-11107	87-0401551
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

13907 South Minuteman Drive, Suite 500
Draper, Utah 84020
(Address of principal executive offices, including zip code)
Registrant's telephone number, including area code: (801) 817-1776
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.05 Par Value	**FC**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☑
Non-accelerated Filer	☐	Smaller Reporting Company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of February 28, 2025, the aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $349.5 million, which was based upon the closing price of $31.98 per share as reported by the New York Stock Exchange.

As of October 31, 2025, the Registrant had 12,155,832 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Parts of the Registrant's Definitive Proxy Statement for the Annual Meeting of Shareholders, which is scheduled to be held on January 23, 2026, are incorporated by reference in Part III of this Form 10-K.

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Franklin Covey Co.
TABLE OF CONTENTS

PART I

Disclosure Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and such forward-looking statements involve risks and uncertainties. Statements about future revenues, costs, margins, cost savings, foreign currency exchange rates, earnings, cash flows, initiatives, strategy, objectives, targets, expectations, growth, or profitability are forward-looking statements based on management's estimates, assumptions, and projections. Words such as "could," "may," "will," "should," "likely," "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates," and variations on such words, including similar expressions, are used to identify these forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed in this, and other reports, filed by us with the Securities and Exchange Commission (SEC) and elsewhere. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Risks, uncertainties, and other factors that might cause such differences, some of which could be material, include, but are not limited to, the factors discussed under the section of this report entitled "Risk Factors."

Forward-looking statements in this report are based on management's current views and assumptions regarding future events and speak only as of the date when made. Franklin Covey Co. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by federal securities laws.

In this Annual Report on Form 10-K, unless the context requires otherwise, the terms "the Company," "Franklin Covey," "FranklinCovey," "us," "we," and "our" refer to Franklin Covey Co. and its subsidiaries.

ITEM 1. BUSINESS

General Information

Franklin Covey is a global company focused on organizational performance improvement. Our mission is to "enable greatness in people and organizations everywhere," and our global structure is designed to help individuals and organizations achieve results that require collective behavior change. From the foundational work of Dr. Stephen R. Covey in leadership and personal effectiveness, and Hyrum W. Smith in productivity and time management, we have developed deep expertise that extends to helping organizations and individuals achieve desired results through lasting behavioral change. We believe that our clients are able to utilize our content and offerings to create cultures which include high-performing, collaborative individuals, led by effective, trust-building leaders who execute with excellence and deliver measurably improved results for all of their key stakeholders.

The Company was incorporated in 1983 under the laws of the state of Utah, and we merged with the Covey Leadership Center in 1997 to form Franklin Covey Co. Our consolidated net revenue for the fiscal year ended August 31, 2025 totaled $267.1 million and our shares of common stock are traded on the New York Stock Exchange (NYSE) under the ticker symbol "FC."

Our fiscal year ends on August 31 of each year. Unless otherwise noted, references to fiscal years apply to the 12 months ended August 31 of the specified year.

The Company's principal executive offices are located at 13907 South Minuteman Dr., Suite 500, Draper, Utah 84020, and our telephone number is (801) 817-1776. Our website, where you can find information about us, is www.franklincovey.com.

Franklin Covey Services and Offerings

Our mission is to "enable greatness in people and organizations everywhere." To accomplish this mission, we partner with senior executives and talent leaders to achieve breakthrough performance by engaging leaders and teams throughout an organization in focused, highly effective ways that drive their strategies forward. Our solutions are designed to transform our clients' results and bring a unique blend of technology, content, and consulting expertise to the most critical challenges they face. Our solutions are researched-backed, grounded in time-proven principles, and have been tested in thousands of implementations in business, government, and educational organizations throughout the world.

FranklinCovey solutions are delivered as a combination of subscription-based access to proprietary content, implementation tools, assessments, and expert consulting and advisory services to help clients engage and align their people around their desired outcomes. Our subscription offerings include the All Access Pass (AAP), which is primarily sold through our Enterprise Division, and the *Leader in Me* membership, which is designed specifically for our Education Division. These subscriptions enable clients to scale our solutions throughout their organizations and maximize the impact on their results.

We believe that our Enterprise Division's AAP is a powerful way to deliver our solutions to clients of various sizes, including large, multinational organizations. As part of their engagement, clients can deploy complete content offerings such as *The 7 Habits of Highly Effective People*, *The Four Disciplines of Execution*, *The Speed of Trust*, and *Multipliers*, or use individual concepts from any of these well-known offerings to create a custom solution to fit their organization's goals. Strategic deployments are supported by expert consultants and coaches, who work with clients to align our solutions and implementation processes in ways that maximize their impact on client results. The AAP also includes access to Franklin Covey's AI Coach, which helps individuals deepen their learning and application of our content. Our AAP-based solutions can be deployed in numerous languages, enabling multinational clients to achieve impact throughout their operations. This global capability also provides us with substantial international sales opportunities.

In our Education Division, we offer the *Leader in Me* membership, which provides access to the *Leader in Me* online service, and authorizes Education clients to use Franklin Covey's proprietary intellectual property. The *Leader in Me* online service provides access to digital curriculum, leadership lessons, illustrated leadership stories, and a variety of other resources to enable an educational institution to effectively implement and utilize the *Leader in Me* program. In addition to the content and materials, we provide experienced coaches and consultants to assist schools with the implementation of the *Leader in Me* program. The coaches and consultants who serve in the Education Division are primarily former educators, including teachers, principals, and administrators, who have a deep understanding of the current challenges facing educators and students and understand how the *Leader in Me* program can effectively address these challenges. We believe that the *Leader in Me* solution provides measurable results in the areas of student leadership, improved school culture, and increased academic proficiency.

Each division operates globally with a common brand and a business model designed to provide clients around the world with the same high level of service. We have sales and support associates throughout the United States and Canada, and operate wholly owned subsidiaries that serve clients in Austria, Australia, China, France, Germany, Ireland, Japan, New Zealand, Switzerland, and the United Kingdom. In foreign locations where we do not have a directly owned office, we may contract with independent licensee partners who deliver our content and provide services in approximately 150 other countries and territories around the world.

Further information about our content and services can be found on our website at www.franklincovey.com. However, the information contained in, or that can be accessed through, our website does not constitute any part of this Annual Report.

Business Development

Our business is currently structured around two divisions, the Enterprise Division and the Education Division. The Enterprise Division consists of our North America, International Direct Office, and International Licensee segments and is focused on selling our solutions to corporations, governments, not-for-profits, and other related organizations. Franklin Covey solutions delivered through the Enterprise Division are designed to help organizational leaders achieve breakthrough results on mission critical objectives. Our Education Division is centered around the principles found in the *Leader in Me* and is dedicated to helping educational institutions build cultures that will produce great results, including increased student performance, improved school culture, and increased parental and teacher involvement.

Following the launch of our AAP subscription service and *Leader in Me* membership, we have consistently sought to improve our content, technology, services, and overall client experience with these subscription-based offerings. We believe that continued investments in content, technology, and personnel who can provide highly credible consulting, coaching, and related delivery services are key to our ongoing client growth and our growth in subscription and subscription services revenue.

In addition to the internal development of our solutions, we have on occasion sought to grow our capability and sales through acquisitions of businesses and content licenses, and opening new international offices. Over the past few years, our growth investment efforts have included the following:

- *Increased Investment in Content and Delivery Platforms* – Over the past several years, we have significantly increased our investments in content and delivery platforms. In prior years we invested in significant revisions to our flagship *The 7 Habits of Highly Effective People* offering, which launched in early fiscal 2025, on new *Leader in Me* content, and for enhancements to our Impact Platform. During fiscal 2024 we also acquired a license for *The Teacher Believed in Me* content, which is expected to provide new opportunities for growth in our *Leader in Me* membership and related offerings. We believe continuing investments in our content and offerings are critical to our growth and ability to attract and retain clients.

- *Artificial Intelligence (AI)* – With the rapid rise of AI, we believe there will be an increasing premium on human leadership and interaction to leverage AI in the workplace as organizations pursue their strategic agendas. We believe these skills will include the ability to set vision, focus teams, serve customers, and communicate effectively with human co-workers in partnership with agentic AI interfaces. We are strengthening our platforms and offerings to leverage the quickly changing capabilities and opportunities related to AI to improve our solutions and help clients develop and engage their people to achieve their strategic goals. We believe that AI provides an opportunity for increased scale, improved impact, and deeper client engagement with our solutions.

- *New Direct Office in France* – In early fiscal 2025, we opened a new direct office operation in France, which was previously served by a licensee partner. We believe converting our operations in France from a licensee partnership to direct ownership will provide additional growth in revenue and operating income in future periods.

We seek to consistently add new capabilities that will help us deliver value to clients and increase the impact of our solutions. As a result, we expect to make additional investments in technology, content, and consulting expertise in fiscal 2026 and in future periods as market conditions allow. These investments may include hiring additional personnel, the acquisition of license rights, and business acquisitions. For further information regarding our business development, refer to the section entitled, "*Key Strategic Objectives*" in Item 7 of this Annual Report on Form 10-K.

Our Associates

We have approximately 1,120 associates worldwide, who are mostly full-time employees. We also utilize independent contractors and temporary personnel to supplement our workforce. None of our associates are represented by a union or collective bargaining agreement, and we have never experienced a material labor interruption due to labor disagreements. For more information regarding our associates refer to the Human Capital Resources disclosures found later in this section.

Our Industry and Competitors

FranklinCovey is a focused solutions provider in the People and Organizational Performance industry. Companies in this industry offer clients a range of services, including advisory and consulting expertise, leadership development programs, HR technologies, learning platforms, and training content libraries. FranklinCovey partners with senior executives and talent leaders in both the Enterprise and Education markets to help organizations achieve performance improvement by engaging leaders and teams in focused and effective ways that support strategic execution.

The addressable market for these offerings is large and diversified. According to Training Industry's 2025 *State of the Industry Report*, U.S. corporate training expenditures are estimated at approximately $188 billion (about $400 billion globally). IBIS World estimates U.S. spending on Human Resource Consulting at approximately $39 billion. In addition, our offerings address operating budgets allocated by leaders to achieve mission-critical objectives and business transformations. The addressable market for our Education solutions is also significant, including external curriculum budgets (estimated at around $2 billion in the U.S.) as well as funding from state, federal, and local governments, foundations, and other community sources.

Competitors for FranklinCovey's Enterprise Division include consulting firms such as McKinsey & Company, Deloitte, and Accenture; recruitment and advisory firms such as Korn Ferry and Heidrick & Struggles; leadership development organizations such as Development Dimensions International (DDI), LHH, and Blanchard; coaching providers such as BetterUp, CoachHub, and Ezra; sales-training organizations such as RAIN Group, Sandler, and Challenger; HR-technology providers such as Workboard, Amplify, and Cornerstone; and learning-library providers such as Udemy Business and LinkedIn Learning.

Competitors for the Education Division include solutions providers such as 7 Mindsets, Capturing Kids' Hearts, Second Step, Responsive Classroom, and CharacterStrong.

We believe that the principal competitive factors in our industry include:

- Quality and relevance of learning content.

- Credible advisory and consulting expertise.

- Effectiveness of implementation methodologies.

- Strength of go-to-market operations and client support.

- Skills and experience of professionals who develop and deliver solutions.

- Ability to create measurable value for clients.

- Reputation and client references.

- Competitive pricing.

- Global reach and delivery capability.

- Brand recognition and market presence.

Given the size and attractiveness of our target markets, competition continues to evolve as new and existing competitors continue to innovate, novel technologies—particularly artificial intelligence (AI)—reshape delivery models, and emerging solution approaches raise client expectations.

We believe FranklinCovey is well positioned within this environment due to:

- The quality and depth of our content;

- The breadth and flexibility of our delivery options, including the All Access Pass and *Leader in Me* membership offerings;

- Our global reach and delivery capability, which allow multinational clients to deploy solutions consistently across geographies; and

- The measurable impact our offerings are designed to achieve on client organizations and results.

We have a relatively broad base of clients, which includes thousands of organizational, governmental, educational, and individual clients in both the United States and in other countries that are served through our directly owned operations. We have thousands of additional organizational clients throughout the world which are served through our global licensee partner network, and we believe that our content, in all its forms, delivers results that encourage strong client loyalty. Our clients are in a broad array of industries, and we are not dependent on a single client or industry group. During the periods presented in this report, none of our clients were responsible for more than 10% of our consolidated revenues.

Our Intellectual Property

Our success has resulted in part from our proprietary content, methodologies, and other intellectual property rights. We seek to protect our intellectual property both globally and domestically through a combination of trademarks, copyrights, and confidentiality agreements. We claim rights for 706 trademarks in the United States and foreign countries, and we have obtained registration in the United States and numerous foreign countries for many of our trademarks including *FranklinCovey, The 7 Habits of Highly Effective People, The 4 Disciplines of Execution*, and *The 7 Habits*. We consider our trademarks and other proprietary rights to be important and material to our business and we regularly review the status of our trademarks and renew them to prevent the trademark protection from lapsing.

We claim 265 registered copyrights, and own sole or joint copyrights on our books, manuals, text and other printed information provided in our training programs, and other electronic media products, including audio and video media. We may license, rather than sell, facilitator workbooks and other seminar and training materials in order to protect our intellectual property rights therein. We place trademark and copyright notices on our instructional, marketing, and advertising materials. In order to maintain the proprietary nature of our product information, we enter into written confidentiality agreements with certain executives, product developers, sales professionals, training consultants, other employees, and licensees. Additionally, we actively monitor and seek to eliminate unauthorized use of our intellectual property.

Our Products and Sustainability

We offer nearly all of our training materials and related accessories in digital format. If a client chooses to use paper-based materials in their training programs, we also offer printed materials. Our printed training materials are primarily comprised of paper, which we believe is a renewable and sustainable resource and all of our primary printer's paper suppliers are Forest Stewardship Council (FSC) certified. We purchase our training materials and related products from vendors and suppliers located both domestically and internationally, and we are not dependent upon any one vendor for the production of our training and related materials as the raw materials for these products are readily available. Our training materials are primarily warehoused and distributed from an independent warehouse facility located in Des Moines, Iowa.

Seasonality

Our fourth quarter of each fiscal year may have higher sales and operating income than other fiscal quarters primarily due to increased revenues in our Education Division (when school administrators and faculty have professional development days) and to increased sales that typically occur during that quarter from year-end incentive programs. Overall, training sales are moderately seasonal because of the timing of corporate training, which is not typically scheduled as heavily during holiday and certain vacation periods.

Human Capital Resources

Our mission is to "enable greatness in people and organizations everywhere." We believe this mission statement is both a guiding purpose and the foundation of our culture. When associates thrive, clients achieve lasting results, and shareholders realize sustained value. To fulfill our mission, we execute two interconnected strategies. First, we advance our culture by positioning Franklin Covey as an employer of choice for achievers with heart—supported by measurable plans that foster engagement across today's shifting workplace. Second, we strengthen our talent ecosystem by recruiting and developing capabilities for both today and tomorrow, refining leadership pipelines, and equipping our people to deliver enduring value for clients, communities, and investors. We strive to live our mission by applying the same principles we teach. The following two core truths anchor our approach:

- Greatness exists in everyone.

- That greatness can be consistently activated through principles and practices that strengthen collaboration, leadership, and performance.

A Culture Built by Achievers With Heart

Achievers with Heart are the culture carriers and business accelerators at Franklin Covey, making us a differentiator in the marketplace. They drive engagement, inspire innovation, and deliver measurable results for associates, clients, and shareholders. An "*Achiever with Heart*" is every individual who consistently delivers meaningful results while embodying the principles of character, collaboration, and service. Our associates are equally defined by what we accomplish *and* how we accomplish it.

The Franklin Covey associate value proposition is anchored in our four core values — valuing the whole person, living the principles we teach, creating lasting client impact, and pursuing individual and collective growth. These values serve as the foundation of the employee life cycle, guiding how we attract, engage, develop, and retain talent. They are reinforced by four cultural pillars that define what it means to work at FranklinCovey:

Connection: Ensuring every associate feels respected, included, and able to contribute at their highest level.

Learning: Providing continuous access to FranklinCovey's world-class content, mentorship, and leadership development opportunities.

Differences: Leveraging diverse perspectives, skills, and experiences to build stronger teams, culture, and outcomes.

Respect: Ensuring every associate feels respected, valued, and supported through fair pay practices, comprehensive benefits, and a culture of trust and collaboration.

The Council is a body of leaders serving as stewards of FranklinCovey's culture, accelerating business priorities through a high-engagement, high-performance posture. As a catalyst for innovation and inclusion, the Council is committed to shaping a workplace in which every associate is empowered to deliver meaningful outcomes—for clients, for communities, and for shareholders.

Culture & Employee Engagement. In fiscal 2025, through the Winning Culture Survey—FranklinCovey's assessment of engagement and cultural wellness—led and validated by Culture Amp, associates reaffirmed that our culture remains one of our most significant competitive advantages.

FranklinCovey's commitment to the employee experience is reflected in strong engagement outcomes. In fiscal 2025, associates reported a 77% favorable engagement score, affirming that our culture continues to be a source of strength and differentiation. Notably, 90% of associates expressed pride in working at Franklin Covey, and 84% said they would recommend the Company as a great place to work. These results underline the impact of aligning learning, development, and engagement to create a workplace where employees feel valued, supported, and inspired to deliver their best.

Executive Rewards. We have engaged ClearBridge, LLC (ClearBridge) as an advisor to the Organization and Compensation Committee to assist us with our executive compensation and benefits arrangements. During fiscal 2025, ClearBridge initiated a comprehensive competitive compensation review for all current executives to ensure alignment with market benchmarks and shareholder expectations.

Compensation. In fiscal 2025 we designed and implemented the following structural components designed to support effective Compensation Administration at FranklinCovey.

- Established a formal Total Rewards Philosophy, providing a clear framework for compensation decisions and transparency across the organization.

- Developed and implemented a Global Job Framework and market-based pay ranges for all roles, tailored by country to reflect local market conditions.

- Completed a Company-wide market assessment for all positions, ensuring internal equity and external competitiveness.

- Introduced international compensation practices to support global consistency while respecting regional nuances.

Benefits. Fiscal 2025 was routine in the area of benefits, in which management conducted a market competitiveness assessment of employee benefits offerings in partnership with our health and welfare advisor. This year, management elected to make minimal targeted plan changes to preserve overall value for employees while effectively managing cost for the organization.

At Franklin Covey, our "Total Rewards" approach reflects a sustained commitment to treating associates as the central driver of organizational performance. By investing in the whole person through competitive compensation, benefits, and development opportunities, we strengthen engagement, retention, and long-term capability. We believe this foundation supports a culture that enhances productivity and differentiates us in the marketplace.

Talent Management, Development, and Growth

Our Senior Vice President of People Services ensures alignment between our global business strategy and the systems that strengthen talent, leadership, and organizational effectiveness. This function oversees human resource operations, Total Rewards, talent acquisition, learning and development, and payroll.

We recruit top talent by leveraging advanced sourcing techniques, including data-driven talent analytics, targeted digital outreach, and proactive pipeline development to identify and engage high-performing candidates. Our onboarding experience fully immerses associates into Franklin Covey's culture within their first 90 days, with a focus on connection, inclusion, and development. This experience includes certification in *The 7 Habits of Highly Effective People*®, which serves as the cultural operating system of our Company.

Organizational Performance & Culture. In high-performing organizations, success is never accidental. We believe it emerges from disciplined alignment among people, strategy, and the outcomes they are working to achieve. At FranklinCovey, we view organizational performance as the measure of how well a company translates goals into results while sustaining momentum, culture, and capability. In fiscal 2025, our senior leaders engaged in an intensive Executive Design Session (EDS) process to clarify the organization's most critical performance needs. These sessions created a forum to align on strategic intent, identify barriers to high performance, and chart a course toward sustainable improvement.

The EDS process produced strategic recommendations, which we have started to implement into our highest level of strategic planning. Combined with insights from the Winning Culture Survey, these recommendations have served as the roadmap for advancing our people, performance, and culture work throughout fiscal 2025. These recommendations now form the basis of our strategic direction for fiscal 2026 and beyond. These Company level EDS recommendations include:

- **Strengthen Our Cultural Foundation**: Ensure that every associate experiences *The 7 Habits 5.0*, reinforcing the universal operating system of our culture and strengthening shared language, principles, and behaviors.

- **Launch the FC Leadership Academy**: Establish a dedicated Leadership Academy to drive consistent development of both individual contributors and leaders, ensuring long-term organizational capability and succession strength.

- **Implement *The 4 Disciplines of Execution*** (4DX): Deploy the 4DX framework across the organization to drive clarity, focus, accountability, and disciplined execution of Wildly Important Goals.

- **Engage in Ongoing Strategic Dialogue**: Implement an ongoing strategic dialogue campaign to enhance transparency, clarity, and alignment across Franklin Covey. This multi-channel approach ensures consistent communication, reinforces cultural priorities, and empowers associates to actively participate in our strategic journey.

Enduring performance and culture depend on more than vision; they require a workforce that continuously learns, practices, and applies proven principles. We support these concepts by providing associates with personalized access to development resources that connect strategic priorities to daily work, reinforce desired behaviors, and build organizational capability over time.

Learning in Action. At FranklinCovey, learning is embedded in the way we work. Associates are encouraged to take co-ownership of their development journeys, with unlimited access to the All Access Pass**,** our digital platform for transformative learning. Through a blend of microcourses, application challenges, modules, and exercises, associates engage in just-in-time learning experiences that deepen skills, reinforce cultural principles, and equip them to lead at every level. This approach ensures that growth is not only possible but intentional, aligning personal development with organizational performance.

Our Commitment to Our People

At FranklinCovey, we recognize that our people are our most important asset and that culture is a critical driver of performance. We believe that our culture—built on the principles of valuing the whole person, fostering trust, and creating a culture of winning together—ensures associates are part of high-performing teams, engaged in meaningful work, and supported in an environment of respect. Sustaining this culture enables associates to thrive, strengthens client relationships and impact, and delivers enduring value for shareholders, reinforcing human capital as a cornerstone of our long-term success.

Government Contracts

Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our offerings and products. Additionally, our contracts at the state and local levels, including contracts with school districts and other public educational institutions, are subject to various governmental authorizations and funding approvals and mechanisms. Governmental contracts may be terminated at any time by the government entity without cause or penalty. Our operations in fiscal 2025 were adversely impacted by governmental contracting actions, including the postponement or cancellation contracts during the fiscal year.

Information About Our Executive Officers

After 24 years of service, effective May 1, 2025, Stephen D. Young stepped down from his role as Executive Vice-President and Chief Financial Officer (CFO). Jessica G. Betjemann was appointed as Executive Vice-President and Chief Financial Officer and began her service on May 1, 2025. Effective August 31, 2025, Jennifer C. Colosimo stepped down from her role as President of the Enterprise Division. Holly Procter, the Company's Chief Revenue Officer, was appointed as the new President of the Enterprise Division, effective September 1, 2025. Effective August 31, 2025, Meisha R. Sherman stepped down from her role as Chief People Officer. Stephanie Talbot, Senior Vice-President of People Services, assumed the leadership role for our Human Resources. Unless noted in the following biographical information, the remaining executives served in their described roles throughout the fiscal year ended August 31, 2025.

Jessica G. Betjemann, 54, joined Frankin Covey on May 1, 2025 and currently serves as Executive Vice-President and Chief Financial Officer. Ms. Betjemann brings more than 30 years of experience building financial value and managing investment decisions for a variety of companies. Most recently, Ms. Betjemann served as Executive Vice President and CFO of Gogo, Inc. (NASDAQ: GOGO), a leading provider of inflight connectivity services for the business aviation market. Ms. Betjemann previously served as Gogo's Senior Vice President of Finance, Chief Accounting Officer, and Treasurer, expanding her role after joining Gogo as Vice President, Financial Planning and Analysis in 2016. Prior to joining Gogo in 2016, Ms. Betjemann served as Vice President of Strategic Business Planning at Nokia and held several senior leadership roles in strategy and business operations at Alcatel-Lucent from 2007 to 2015. Prior to 2007, Ms. Betjemann held various strategy and finance roles at Lucent Technologies and AT&T. Ms. Betjemann earned a Master of Business Administration degree in finance, marketing, and international business from the Stern School of Business at New York University and a Bachelor of Arts degree in mathematics and economics from Lafayette College in Easton, Pennsylvania.

M. Sean Covey, 61, currently serves as President of the Franklin Covey Education Division, and has led the growth of this division from its infancy to its status today. The Education Division works with thousands of education entities throughout the world in the K-12 and Higher Education markets. Mr. Covey previously ran the Franklin Covey international licensee network and has been an executive officer since September 2008. Sean also served as the Executive Vice-President of Innovations from 2003 to 2018, where he led the development of many of our offerings, including the *The 4 Disciplines of Execution* and *The Leader in Me*. Prior to 2006, Sean ran the Franklin Covey retail chain of stores. Previous to Franklin Covey, Mr. Covey worked for the Walt Disney Company, Trammel Crow Ventures, and Deloitte & Touche Consulting. Mr. Covey is also a New York Times best-selling author and has authored or coauthored several books, including *The 4 Disciplines of Execution*, *The Leader in Me*, and the international bestseller *The 7 Habits of Highly Effective Teens*. Mr. Covey graduated from Brigham Young University (BYU) with a Bachelor's degree in English and later earned an MBA from Harvard Business School. While at BYU, Sean was the quarterback for the football team where he earned several honors and led his team to two bowl games. Sean is also the founder and chairman of "Bridle Up Hope," a global non-profit organization with a mission to inspire hope, confidence, and resilience in young women through equestrian training, life skills development, and service.

Colleen Dom, 63, was appointed the Executive Vice-President of Operations in September 2013. Ms. Dom began her career with the Company in 1985 and served as the first Client Service Coordinator, providing service and seminar support for some of the Company's very first clients. Prior to her appointment as an Executive Vice-President, Ms. Dom served as Vice-President of Domestic Operations since 1997 where she had responsibility for the Company's North American operations, including client support, supply chain, and feedback operations. During her time at Franklin Covey Co., Colleen has been instrumental in creating and implementing systems and processes that have supported the Company's strategic objectives and has more than 35 years of experience in client services, sales support, operations, management, and supply chain. Due to her valuable understanding of the Company's global operations, Ms. Dom has been responsible for numerous key assignments that have enhanced client support, optimized operations, and built capabilities for future growth. Prior to joining the Company, Ms. Dom worked in retail management and in the financial investment industry.

Holly Procter, 39, currently serves as President of the Enterprise Division at Franklin Covey. Ms. Procter joined the Company in June 2024 and was appointed Chief Revenue Officer and a member of the executive leadership team in November 2024. Ms. Procter's career spans enterprise software, technology, consulting, and healthcare. She has held leadership positions at Fortune 500 companies such as LinkedIn, as well as at high-growth startups WeWork, Clari, and Incredible Health. With more than 18 years of experience, Holly has led initiatives in go-to-market strategy and revenue cadence design, global sales enablement, deployment of advanced sales technologies, international expansion, product launches, and the recruitment and development of high-performing revenue organizations. Prior to joining Franklin Covey, Ms. Procter served as Chief Revenue Officer at Incredible Health from May 2023 to June 2024. From February 2020 to April 2023, she was Senior Vice President and Global Head of Sales at Clari. Ms. Procter holds both a Master of Business Administration and a bachelor's degree in business administration, management, and marketing from the University of Nebraska–Lincoln. She is also certified as a Six Sigma Green Belt.

Paul S. Walker, 50, currently serves as the Company's President and Chief Executive Officer, and was appointed to our Board of Directors effective July 1, 2023. Mr. Walker began his career with the Company in 2000 in the role of business developer, and quickly moved to become a Client Partner and then an Area Director. In 2007, Mr. Walker became General Manager of the North America Central Region. In 2014, Paul assumed responsibility for the Company's United Kingdom operations in addition to his role as General Manager of the Central Region. In 2016, Mr. Walker relocated to the Company's Salt Lake City, Utah headquarters where he served as Executive Vice-President of Global Sales and Delivery and as President of the Company's Enterprise Division until November 2019 when Paul was appointed President and Chief Operating Officer. During his time at Franklin Covey, Mr. Walker has led many digital transformation projects, including the transition to the All Access Pass. Mr. Walker graduated from Brigham Young University with a Bachelor of Arts in Communications.

Available Information

We regularly file reports with the Securities and Exchange Commission. These reports include, but are not limited to, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and security transaction reports on Forms 3, 4, or 5. The SEC also maintains electronic versions of the Company's reports, proxy and information statements, and other information that the Company files with the SEC on its website at www.sec.gov.

The Company makes our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports filed or furnished with the SEC available to the public, free of charge, through our website at www.franklincovey.com. These reports are provided through our website as soon as is reasonably practicable after we file or furnish these reports with the SEC. Unless expressly noted, the information on our website or any other website is not incorporated by reference in this Annual Report on Form 10-K or any other filing we make with the SEC.

ITEM 1A. RISK FACTORS

Our industry and business environment, domestic and international economic conditions, governmental actions, geopolitical circumstances, international relationships, cybersecurity threats, and other specific risks may affect our future business decisions and financial performance. The matters discussed below may cause our future results to differ from past results or those described in forward-looking statements and could have a material effect on our business, financial condition, liquidity, results of operations, and stock price, and should be considered in evaluating Franklin Covey Co.

The risks included here are not exhaustive. Other sections of this report may include additional risk factors which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing industry and global environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Further, the disclosure of risks identified below does not imply that the risk has already materialized.

Training Industry and Strategic Risks

We operate in an intensely competitive industry and our competitors may develop programs, services, or courses that adversely affect our ability to sell our offerings.

The training and consulting services industry is intensely competitive with relatively easy entry. Competitors continually introduce new programs, services, and delivery methods that may compete directly with our offerings, or that may make our offerings uncompetitive or obsolete. Larger competitors may have superior abilities to compete for clients and skilled professionals, reducing our ability to deliver quality work to our clients. Some of our competitors may have greater financial and other resources than we do. In addition, one or more of our competitors may develop and implement training courses or methodologies that may adversely affect our ability to sell our offerings and products to new clients. Any one of these circumstances could have an adverse effect on our ability to obtain new business, keep existing clients, and successfully deliver our services.

Our business depends on renewals of subscription-based offerings and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such offerings will lead to a decrease in our revenues.

A large portion of our success depends on our ability to generate renewals of our subscription-based offerings, which primarily consist of the AAP and the *Leader in Me* membership, and produce new sales of our offerings and products to both new and existing clients. Currently, the majority of our revenue is generated from subscription-based offerings and related materials sales. Generating new sales of our subscription-based offerings and products, both to new and existing clients, is a challenging, costly, and often time-consuming process. If we are unable to generate new sales, due to competition, economic uncertainty, or other factors, our revenues will be adversely affected.

Our subscription contracts are typically for periods of 12 months or longer. Our ability to maintain contract renewals is subject to numerous factors, including:

- delivering high-quality content, solutions, and coaching to our clients;

- understanding and anticipating market and technology trends and the changing needs of our clients; and

- providing offerings and products of the quality and timeliness necessary to withstand competition.

Additionally, as we continue to adjust our offerings and products to meet our clients' needs, we may shift the type and pricing of our offerings, which may adversely impact client renewal rates. There can be no guarantee that we will be able to maintain consistent customer renewals in future periods. If we are not able to generate new sales and maintain contract renewals, our business and results of operations may be adversely affected.

Failure to maintain our reputation, brand image, and culture could negatively impact our business.

Our success depends on our ability to maintain and enhance our brand image and reputation. Maintaining, promoting, and growing our brands will depend on our design and marketing efforts, including advertising and consumer campaigns, content and platform innovation and quality, and our efforts in these respects may not have the desired impact on our brand image and reputation. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment, including our increasing reliance on social media and digital dissemination of advertising campaigns on our digital platforms and through our digital experiences. We could be adversely impacted if we fail to achieve any of these objectives.

Our brand value also depends on our ability to maintain a positive consumer perception of our corporate integrity, purpose, and brand culture. Negative claims or publicity involving us, our culture and values, our products, services and experiences, consumer data, or any of our affiliates could seriously damage our reputation and brand image, regardless of whether such claims are accurate. Further, our reputation and brand image could be damaged as a result of our support of, association with or lack of support or disapproval of certain social causes, as well as any decisions we make to continue to conduct, or change, certain of our activities in response to such considerations. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims. Adverse publicity about regulatory or legal action against us, or by us, could also damage our reputation and brand image, undermine consumer confidence in us, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. If the reputation, perception, or image of any of our brands is tarnished or if we receive negative publicity, our financial condition and results of operations could be materially and adversely affected.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Our financial success is partially dependent on our ability to protect our proprietary offerings and other intellectual property. The existing laws of some countries in which we provide services might offer only limited protection of our intellectual property rights. To protect our intellectual property, we rely upon a combination of confidentiality policies, nondisclosure and other contractual arrangements, as well as copyright and trademark laws. In addition, the rapid growth and utilization of artificial intelligence (AI) may infringe on our trademarked and copyrighted materials. The steps we take to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights.

The loss of proprietary content or the unauthorized use of our intellectual property may create greater competition, loss of revenue, and adverse publicity, and may also limit our ability to reuse that intellectual property with other clients. Any limitation on our ability to provide a service or solution could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future engagements.

The loss of governmental funding and contributions from charitable organizations could harm our Education Division's ability to grow and expand into new schools in the future.

Schools in the United States benefit from governmental funding initiatives, such as the Elementary and Secondary School Emergency Relief (ESSER) program, which provide additional funding for schools to pursue improvement programs such as our *Leader in* Me offering. In addition, we partner with charitable organizations to fund the *Leader in* Me programs in many schools across the country. Supported by numerous studies and endorsements, we believe the *Leader in* Me program provides meaningful and measurable improvement to the academic environment of schools, which enable the educational institutions to utilize governmental funding and attract additional support from charitable organizations to implement our *Leader in* Me offering. If governmental funding for school improvement expires or is reduced, or charitable organizations decide not to continue to support the Leader in Me programs in schools, our results of operations, cash flows, and financial position may be adversely impacted.

We depend on key personnel, the loss of whom could harm our business.

Our future success will depend, in part, on the continued service of key executive officers and personnel. The loss of the services of key individuals could harm our business. Our future success also depends on our ability to identify, attract, and retain additional qualified senior personnel. Competition for such individuals in the current labor market and in our industry is intense, and we may not be successful in attracting and retaining such personnel.

If we are unable to attract, retain, and motivate high-quality employees, including sales personnel and training consultants, we may not be able to grow our business as projected or may not be able to compete effectively.

Our success and ability to grow are partially dependent on our ability to hire, retain, and motivate sufficient numbers of talented people with the increasingly diverse skills needed to serve our clients and grow our business. Competition for skilled personnel is intense at all levels of experience and seniority. There is a risk that we will be unable to hire and retain a sufficient number of employees with the skills or backgrounds we require, or that it will prove difficult to retain them in a competitive and inflationary labor market. If we are unable to hire and retain talented sales and delivery employees with the skills, and in the locations, we require, we might not be able to grow our business at projected levels or may not be able to effectively deliver our content and services. If we need to hire additional personnel to maintain a specified number of sales personnel or are required to re-assign personnel from other geographic areas, it could increase our costs and adversely affect our profit margins. In addition, the inability of newly hired sales personnel to achieve increased sales metrics as they progress may inhibit our ability to attain anticipated sales growth.

Our work with governmental clients exposes us to additional risks that are inherent in the government contracting process.

Our clients include national, state, provincial, and local governmental entities, and our work with these governmental entities has various risks inherent in the governmental contracting process. These risks include, but are not limited to, the following:

- Governmental entities typically fund projects through appropriated monies. While these projects are often planned and executed as multi-year projects, the governmental entities usually reserve the right to change the scope of, or terminate, these projects for lack of approved funding, budgetary changes, and other discretionary reasons. Changes in governmental priorities or other political developments, including disruptions in governmental operations, could result in reductions in the scope of, or in termination of, our existing contracts.

- Governmental entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. Findings from an audit may result in our being required to prospectively adjust previously agreed upon rates for our work, which may adversely affect our future margins.

- If a governmental client discovers improper activities in the course of audits or investigations, then we may become subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions, or debarment from doing business with other agencies of that government.

- Political and economic factors such as pending elections, the outcome of elections, revisions to governmental tax policies, sequestration, debt ceiling negotiations, and reduced tax revenues can affect the number and terms of new governmental contracts signed.

The occurrences or conditions described above could affect not only our business with the particular governmental agency involved, but also our business with other agencies of the same or other governmental entities. Additionally, because of their visibility and political nature, governmental contracts may present a heightened risk to our reputation. Any of these factors could have an adverse effect on our business or our results of operations.

Some terminology, language, or content in our offerings may be deemed offensive by certain individuals due to rapidly changing societal norms, which may cause damage to our brand or reputation.

Our mission is to enable greatness in individuals and organizations everywhere regardless of race, religion, gender, or other individual characteristics. We write and design our content and materials to accomplish this mission and believe that the principles we teach improve lives. Through our directly owned offices and international licensees, our content is delivered in numerous countries around the world in different languages and in different cultures. The language, graphics, and examples used in our content and materials may be understood and interpreted differently by individuals based on culture, experience, societal norms, and other factors. As a result, some individuals may find some of the content in our materials offensive. While we have an ongoing review process to remove potentially offensive terms or images from our materials, a rapidly changing cultural and social environment may create unfavorable interpretations of language or images faster than we can identify and remediate them. Although our intent is to educate and improve individual lives and organizational cultures without offense, an unfavorable interpretation by an individual or organization of the language, concepts, or images used in our content or materials may harm our reputation and brand, cause us to lose business, and adversely affect our results of operations.

Cybersecurity and Information Technology Risks

The All Access Pass and Leader in Me subscription services are internet-based platforms, and as such we are subject to increased risks of cyber-attacks and other security breaches that could have a material adverse effect on our business.

As part of selling subscription-based services, we collect, process, and retain a limited amount of sensitive and confidential information regarding our customers. Because our subscription services are internet-based platforms, our facilities and systems may be vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, stolen intellectual property, programming or human errors, or other similar events.

We strive to employ global best practices in securing and monitoring code, applications, systems, processes, and data, and our data protection practices are regularly reviewed and validated by an external auditing firm. However, no information security program is perfect, and these efforts may be insufficient to protect sensitive information against illegal activities.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our customers or our own proprietary information, software, methodologies, and business secrets could result in significant legal and financial exposure, damage to our reputation, or a loss of confidence in the security of our systems, products, and services, which could have a material adverse effect on our business, financial condition, or results of operations. To the extent we are involved in any future cyber-attacks or other security incidents, our brand and reputation could be affected, and these conditions could also have a material adverse effect on our business, financial condition, or results of operations.

For further information on our cybersecurity efforts and Board of Directors oversight, please refer to Item 1C *Cybersecurity* as found in this Annual Report on Form 10-K.

We could incur additional liabilities and our reputation could be damaged if we do not protect client data or if our information systems are breached.

We are dependent on information technology networks and systems to process, transmit, and store electronic information and to communicate between our locations around the world and with our clients. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of personal and confidential data. We are also required at times to manage, utilize, and store personal data, including sensitive or confidential client or employee data. As a result, we are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the various U.S. federal and state laws governing the protection of personal data. If we, our associates, business partners, or our service providers negligently disregard or intentionally breach our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to notification requirements, monetary damages, fines, and/or criminal prosecution, as well as litigation from parties impacted by a breach of their data or harm to their systems as a result of malware or other security incidents within our own networks or systems. Unauthorized disclosure, loss or alteration of personal, sensitive, or confidential client or employee data or client or end-user systems, whether through systems failure, employee negligence, fraud, or misappropriation could damage our reputation and cause us to lose clients.

Global legal requirements relating to the processing of personal data continue to proliferate and evolve. The violation of these laws can result in significant penalties. For example, under the privacy law in the EU and UK, the General Data Protection Regulation (GDPR), fines of up to 20 million Euros or up to 4% of the annual global revenues of the infringer, whichever is greater, could be imposed. In addition, over twenty U.S. states have enacted general consumer data privacy laws since 2018. We have implemented policies, controls, and procedures, including a team dedicated to data protection, to comply with the requirements of these new privacy laws. However, these new procedures and controls may not be completely effective in preventing breaches or unauthorized processing of personal data. In addition, we continue to see jurisdictions around the world make new laws as they revise and enforce their privacy laws. Accordingly, we will need to continue evolving our compliance measures over time, and there is some risk that common interpretations of the requirements in such laws may not necessarily align with opinions of applicable regulators or potential litigants, such that the risk of fines and litigation may be increased in countries with newer laws.

In addition, some privacy laws, particularly GDPR, impose restrictions on cross-border transfers of personal data to the United States. Current regulatory guidance regarding those transfers imposes heightened privacy obligations, including the obligation to conduct a transfer impact assessment and, depending on a party's role in the transfer and the laws and practices of the destination country, to implement additional security measures, and update internal privacy practices. Privacy advocates in the EU and UK have filed lawsuits seeking to impose even more stringent restrictions on cross-border transfers due to concerns about the ability of the U.S. government to compel recipients in the U.S. to provide personal data for national intelligence and law enforcement purposes. If successful, these measures could impair our ability to import personal data from Europe to the United States or other countries and may thereby decrease demand for our products and services as our customers that are subject to such laws may seek alternatives that do not involve personal data transfers out of Europe or the UK. In addition, we are subject to regulations in China relating to the collection, use, transfer, security, and other processing of personal information in or from China. Our inability to transfer personal data to the United States and other countries may decrease the functionality or effectiveness of our products and services, increase costs, and adversely impact our marketing efforts, plans, and activities.

Our efforts to effectively secure and monitor code, applications, systems, processes, and other data may be insufficient to protect sensitive information against illegal activities. We are exposed to additional risks and liabilities from the various data protection laws enacted within the jurisdictions where we operate, as well as a risk of litigation in jurisdictions where there is a private right of action related to violations.

Technology is rapidly evolving, and if we do not continue to develop and improve our offerings and technology platforms, in response to these changes, our business could suffer.

Since the introduction of our online subscription services, our dependence on the use of sophisticated technologies and information systems, particularly including technologies and information systems provided by third parties, has increased. Moreover, our technology platforms will require us to continue cash investments (including business acquisitions) to expand existing offerings, improve the client experience, and develop complementary offerings. Our future success depends in part on our ability to adapt our services and infrastructure while maintaining and continuing to improve the performance, features, security, and reliability of our services in response to the evolving demands of the marketplace. Failure to adapt and improve these areas could have an adverse effect on our business, including our results of operations, financial position, and cash flows.

Our use of AI technologies may not be successful and may present business, compliance, and reputational risks.

We are working to integrate AI technologies in our offerings and processes. If we fail to keep pace with rapidly evolving AI technological developments, our competitive position and business results may be negatively impacted. Our use of AI technologies will require resources to develop, test, and maintain such products, which could be costly. Third parties may be able to use AI to create technology that could reduce demand for our products. In addition, the introduction of AI technologies, particularly generative AI, into new or existing offerings may result in new or expanded risks and liabilities, due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality, data privacy or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. For example, the use of AI technologies could lead to unintended consequences, such as accuracy issues, cybersecurity risks, unintended biases, and discriminatory outputs, which could impact our ability to protect our data, intellectual property, and client information, or could expose us to intellectual property infringement claims.

Public Company Risks

We may fail to meet analyst expectations, which could cause the price of our stock to decline.

Our common stock is publicly traded on the NYSE, and at any given time various securities analysts follow our financial results and issue reports on us. These periodic reports include information about our historical financial results as well as the analysts' estimates of our future performance. The analysts' estimates are based on their own opinions and are often different from our estimates or expectations. The price of our common stock could, however, decline if an analyst downgrades our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If analysts do not continue to follow us or if our operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline. If our stock price is volatile, we may become involved in securities litigation following a decline in price. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully run our business.

Our business performance may not be sufficient for us to meet the financial guidance that we provide publicly.

We may provide financial guidance to the public based upon expectations regarding our financial performance. Such financial guidance is based on assumptions that may not always prove to be accurate and may vary from actual results. If we fail to meet the financial guidance that we provide, or if we find it necessary to revise such guidance during the year, the market value of our common stock could be adversely affected.

Our future quarterly operating results are subject to factors that can cause fluctuations in our stock price.

Historically, our stock price has experienced significant volatility. We expect that our stock price may continue to experience volatility in the future due to a variety of potential factors that may include the following:

- Fluctuations in our quarterly results of operations and cash flows

- Overall market volatility

- Variations between our actual financial results and market expectations

- Changes in key balances, such as cash and deferred revenues

- Currency exchange rate fluctuations

- Unexpected asset impairment charges

These factors, among others, may have an adverse effect upon our stock price in the future.

Liquidity and Capital Resource Risks

We may need additional capital in the future, and this capital may not be available to us on favorable terms or at all.

We may need to raise additional funds through public or private debt offerings or equity financing in order to:

- Develop new services, programs, or offerings

- Take advantage of opportunities, including business acquisitions

- Respond to competitive pressures

Going forward, we will continue to incur costs necessary for the day-to-day operation and potential growth of the business and may use our available revolving line of credit facility and other financing alternatives, if necessary, for these expenditures. We obtained a credit agreement in March 2023 (2023 Credit Agreement) that expires in March 2028. We expect to regularly renew or amend our lending agreement in the future to maintain the availability of this credit facility. Additional potential sources of liquidity available to us include factoring receivables, issuance of additional equity, or issuance of debt from public or private sources. If necessary, we will evaluate all of these options and select one or more of them depending on overall capital needs and the associated cost of capital.

Any additional capital raised through the sale of equity could dilute current shareholders' ownership percentage in us. Furthermore, we may be unable to obtain the necessary capital on terms or conditions that are favorable to us, or at all.

Failure to comply with the terms and conditions of our credit facility may have an adverse effect upon our business and operations.

Our 2023 Credit Agreement requires us to comply with customary non-financial terms and conditions as well as specified financial ratios. Failure to comply with these terms and conditions or maintain adequate financial performance to comply with specific financial ratios entitles the lender to certain remedies, including the right to immediately call due any amounts owed on the credit agreement. Such events would have an adverse effect upon our business and operations as there can be no assurance that we may be able to obtain other forms of financing or raise additional capital on terms that would be acceptable to us.

We may not be able to generate sufficient cash to service our indebtedness, and we may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness depends on our future performance, including the performance of our subsidiaries, which will be affected by financial, business and economic conditions, competition, and other factors. We are unable to control many of these factors, such as the general economy, economic conditions in the industries in which we operate, and competitive pressures. Our cash flow may be insufficient to allow us to pay principal and interest on our indebtedness and to meet our other obligations. If our cash flows and capital resources are insufficient to fund our debt service obligations, then we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may be unsuccessful, and we may not meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our 2023 Credit Agreement and subsequent modifications, may restrict us from pursuing any of these alternatives.

In the event that we need to refinance all or a portion of our outstanding indebtedness before maturity or as it matures, we may not be able to obtain terms as favorable as the terms of our existing indebtedness or refinance our existing indebtedness at all. If interest rates or other factors existing at the time of refinancing result in higher interest rates upon refinancing, then we will incur higher interest expense. Furthermore, if any rating agency changes our credit rating or outlook, our debt and equity securities could be negatively affected, which could adversely affect our financial condition and financial results.

<u>General Business Risks</u>

Adverse resolution of litigation may harm our operating results or financial condition.

We are subject to various legal proceedings and claims in the ordinary course of business domestically and internationally. Any litigation can be costly, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of lawsuits could materially harm our business, operating results, or financial condition.

For example, on December 20, 2024, our previous headquarters office landlord filed a lawsuit alleging breach of lease for failure to perform certain equipment repairs and replacements. While we believe that the premises and associated equipment were in sound operating condition, and that no such repairs were warranted or needed and we intend to respond to all claims vigorously, we cannot predict with certainty the outcome of current or future legal proceedings. The outcome of legal proceedings, whether or not meritorious, is inherently uncertain. Defending against claims requires significant management attention and financial resources. We may incur costs through defense expenses, settlements, or adverse judgments. These proceedings could materially harm our business operations, financial results and condition, management focus and resources, and reputation and brand value. The costs and distractions of litigation, particularly if claims increase in scope or number, could materially impact our business success and shareholder value.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition, and operations.

The global credit and financial markets have from time to time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by various factors, including the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine, terrorism, other geopolitical events, such as war, natural or environmental disasters, international economic instability, public health emergencies, market uncertainty, debt crises and downgrades, embargoes, tariffs, sanctions and other trade barriers, and other governmental trade or market control programs. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that a deterioration in markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment, long-term government shut down, or continued unpredictable and unstable market conditions.

Our results of operations may be adversely impacted by the costs of persistent and rising inflation if we are unable to pass these costs on to our clients.

In recent years, inflation has increased significantly in the United States and in many of the countries where we conduct business. Inflation increases the cost of many aspects of our business, including the cost of our products and materials sold, benefit costs, travel expenses, and associate salaries since we must increase our compensation to retain key personnel. If we are unable to increase our prices to sufficiently offset the increased costs of doing business, our results of operations and profitability may be adversely impacted.

Our global operations pose complex management, foreign currency, legal, tax, and economic risks, which we may not adequately address.

We have directly owned offices that serve clients in Austria, Australia, China, France, Germany, Ireland, Japan, New Zealand, Switzerland, and the United Kingdom. We also have licensed operations in numerous other foreign countries. As a result of these foreign operations and their impact upon our financial statements, we are subject to a number of risks, including, but not limited to:

- Restrictions on the movement of cash

- The absence in some jurisdictions of effective laws to protect our intellectual property rights

- Political instability

- Compliance with extensive and evolving laws and regulations that are often ambiguous or inconsistently enforced

- Currency exchange rate fluctuations

These and other related risks could adversely affect our ability to access sources of liquidity, increase costs related to regulatory compliance, and adversely affect our results of operations.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.

Because we provide services to clients in many countries, we are subject to numerous, and sometimes conflicting, regulations on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, internal and disclosure control obligations, data privacy, and labor relations. Violations of these regulations in the conduct of our business could result in fines, criminal sanctions against us or our officers, prohibitions on doing business, and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for monetary damages, fines, unfavorable publicity, and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws may be insufficient to protect our rights.

In many parts of the world, including countries in which we operate, practices in the local business community might not conform to international business standards and could violate anticorruption regulations, including the United States Foreign Corrupt Practices Act, which prohibits giving anything of value intended to influence the awarding of government contracts. Although we have policies and procedures to ensure legal and regulatory compliance, our employees, licensee operators, and agents could take actions that violate these requirements. Violations of these regulations could subject us to criminal or civil enforcement actions, including fines and suspension or disqualification from United States federal procurement contracting, any of which could have an adverse effect on our business.

We have operations in China, which exposes us to risks inherent in doing business in that country.

Operating in China exposes us to political, legal, and economic risks. In particular, the political, legal, and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, intellectual property, currency controls, network security, employee benefits, and other matters. In addition, we or third parties with whom we contract, may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In other cases, we may be forced to spend a significant amount of resources to obtain the requisite legal permits or otherwise be required to forfeit such permits. Moreover, the Chinese government may impose additional regulations regarding our business. The government may regulate or apply a substantially different set of requirements to our business than anticipated, in which case we may need to invest a significant amount of resources and time before we can operate in the country. Any of these events may materially and adversely affect our business, financial condition, and results of operations. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs, and duties in China. Furthermore, third parties that we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition, and results of operations could be materially and adversely affected.

The Company's use of accounting estimates involves judgment and could impact our financial results.

Our most critical accounting estimates are described in Management's Discussion and Analysis of Financial Condition and Results of Operations found in Item 7 of this report under the section entitled, *Use of Estimates and Critical Accounting Policies*. In addition, as discussed in various footnotes to our financial statements as found in Item 8, we make certain estimates for loss contingencies, including decisions related to legal proceedings and reserves. Because, by definition, these estimates and assumptions involve the use of judgment, our actual financial results may differ from these estimates. If our estimates or assumptions underlying such contingencies and reserves prove incorrect, we may be required to record additional adjustments or losses relating to such matters, which would negatively affect our financial results.

Ineffective internal controls could impact our business and operating results.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results may be harmed and we could fail to meet our financial reporting obligations.

Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.

Extreme weather conditions in the areas in which our suppliers, customers, distribution facilities, offices, and headquarters are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, wildfires, and tsunamis, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our customers, vendors, and suppliers or have in the past resulted in, and in the future could result in, economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster or severe weather event were to occur in an area in which we or our suppliers, customers, distribution facilities, and vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel and facilities and proper functioning of our or third parties' computer, network, telecommunication, and other systems and operations. If we were to experience a local or regional disaster or other business continuity event or concurrent events, then we could experience operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel. Further, if we are unable to find alternative suppliers, replace capacity at key distribution locations, or quickly repair damage to our information technology systems, our ability to serve our customers could be adversely affected. These events could result in reputational damage, lost sales, cancellation charges, or markdowns, all of which could have an adverse effect on our business, results of operations, and financial condition.

The impacts of climate change and related regulatory responses could adversely affect our business.

Sustainability and protecting our natural environment are significant priorities at Franklin Covey and we strive to implement practices and policies that support this concern. We recognize that there are inherent climate-related risks wherever business is conducted; however, we cannot predict the long-term impacts on us from climate change or related regulatory responses. We expect to face increasing regulations relating to climate change, including, for example, disclosure of the impacts of climate change on our business. A failure to uphold or make strides toward achieving publicly stated climate goals may harm the Company's reputation with customers, suppliers, and employees. This increased scrutiny will likely require us to expend significant resources and could adversely affect our results of operations and financial condition. Additionally, we expect that the complexity of compliance with climate disclosure regulations will increase as various countries take different approaches to such regulation. We will continue to monitor the impacts of these issues on our business and consider responsive action as needed.

Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our vendors, suppliers, and customers. For example, the delivery of our services is dependent on reliable and relatively inexpensive electricity. If electricity is not readily available or affordable, we may not be able to deliver our products and services and therefore our operating results may be adversely impacted. In addition, the physical changes prompted by climate change could result in changes in regulations or consumer preferences, which could in turn affect our business, operating results, and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity risk management is a key component of our overall risk management efforts at Franklin Covey. We have cybersecurity processes, technologies, and controls in place to assist in our efforts to assess, identify, and manage material risks from cybersecurity threats that may impact the confidentiality, integrity, and availability of our information systems, networks, and offerings. Cybersecurity risk is addressed at both management and Board of Director levels as described below.

Management's Role in Assessing Cybersecurity Risk and Directing Strategy

At the management level, primary responsibility for assessing and managing cybersecurity threats and material risks rests with our Chief Information Officer (CIO), who reports directly to our Executive Vice-President of Operations. Our CIO has over two decades of experience in information technology and cybersecurity and is a Certified Information Systems Security Professional (CISSP). The CIO leads a team of five other information system professionals, three of whom also have CISSP credentials. Our CIO and cybersecurity team are responsible for understanding, managing, and communicating cybersecurity risk to our management and works with our legal department to oversee compliance with various legal, regulatory, and contractual cybersecurity requirements.

Our cybersecurity program is aligned with the National Institute of Standards and Technology (NIST) 800 Cybersecurity Framework and uses a layered strategy, relying on technology and human processes to safeguard our systems and client data. Our cybersecurity strategy utilizes numerous layers of security controls, processes, and procedures across our information systems and networks, including but not limited to, multi-factor authentication, identity access management, endpoint security, mobile security, application security, network security, web security, and encryption. We also use systems and processes designed to reduce the impact of a security incident at a third-party vendor or customer. Additionally, we use processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems, including technology and systems we use for encryption and authentication; employee email; content delivery to customers; back-office support and operations; and other functions. The Company provides ongoing mandatory cybersecurity training for associates that is intended to help them understand cybersecurity risks and comply with our cybersecurity policies.

We engage third party professionals to assess our cybersecurity program and to perform audits of portions of our cybersecurity control environment based on risk or where necessary to ensure regulatory compliance. In addition, our internal audit function regularly meets with the cybersecurity team and periodically tests the control framework and operation of our cybersecurity incident response plan. The results of these tests are presented directly to the Audit Committee of the Board of Directors.

The cybersecurity team meets frequently to monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. In the event of a cybersecurity incident, we have developed an incident response plan which is designed to "respond, restore, and resume" operation of our information systems and platforms. Our incident response plan also governs our immediate response to attacks, including detection, notification, escalation, assessment, and remediation efforts. The cybersecurity team routinely tests the incident response plan across the organization to validate the procedures for appropriately assessing and escalating risks and incidents. Our cybersecurity team may also coordinate its incident response efforts with external advisors and key stakeholders if necessary.

Board of Director Oversight

The Audit Committee of the Board of Directors has the primary responsibility for cybersecurity risk oversight, including risk priorities, resource allocation, and oversight structures. The Audit Committee and Board of Directors receive regular reports from the CIO on a variety of topics including cybersecurity strategy, the threat landscape, recent developments and trends, and key initiatives. Our incident response plan includes documented protocols which govern established reporting thresholds for escalating cybersecurity incidents within the Company and where appropriate, to the Audit Committee or full Board of Directors.

Cybersecurity Risks, Threats, and Incidents

While we have not experienced any material cybersecurity incidents, there can be no guarantee that we, or any third parties with which we interact, will not be the subject of future successful attacks, threats, or incidents. We rely significantly on information technology for the operation of our business, including our All Access Pass and *Leader in Me* portals. For more information on cybersecurity risks we face, refer to Part I, Item 1A *Risk Factors* under the section entitled *Cybersecurity and Information Technology Risks*, which should be read in conjunction with the information presented in this Item 1C.

ITEM 2. PROPERTIES

During the fourth quarter of fiscal 2025, we relocated our principal executive offices to a new site in Draper, Utah. The new executive office occupies approximately 26,000 square feet of leased space that is accounted for as an operating lease. The lease on the new headquarters expires in March 2036 and includes two five-year renewal options that may be exercised at our discretion. This facility accommodates our executive team and corporate administration, as well as other professionals and is utilized by personnel in both our Enterprise and Education Divisions. We also occupy leased sales and administrative offices in various countries around the world, which are accounted for as operating leases:

Banbury, England
Tokyo, Japan
China: Beijing and Shanghai

We consider our existing facilities to be in good condition and suitable for our current and expected level of operations in the upcoming fiscal year and in future periods.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are the subject of certain legal actions, which we consider routine to our business activities. Information regarding material legal proceedings can be found in Note 9, *Commitments and Contingencies*, of the Notes to the Consolidated Financial Statements, included in Item 8 of this report and is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed and traded on the NYSE under the symbol "FC."

We did not pay or declare dividends on our common stock during the fiscal years ended August 31, 2025 or 2024. Any determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, terms of our financing arrangements, and such other factors as the Board of Directors deems relevant. We currently anticipate that we will retain all available funds to finance future growth and business opportunities, pay our liabilities, and to repurchase outstanding shares of our common stock.

As of October 31, 2025, we had 12,155,832 shares of common stock outstanding, which were held by 429 shareholders of record. A number of our shareholders hold their shares in street name; therefore, we believe that there are substantially more beneficial owners of our common stock.

Purchases of Common Stock

The following table summarizes our purchases of common stock during quarter ended August 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs[1] (in thousands)
June 1, 2025 to June 31, 2025	—	$ —	—	$27,873
July 1, 2025 to July 31, 2025	—	$ —	—	$27,873
August 1, 2025 to August 31, 2025	167,753	$19.91	167,753	$46,659
Total Common Shares	167,753	$19.91	167,753	

---

(1)   On April 18, 2024, our Board of Directors approved a plan to purchase up to $50.0 million of our outstanding common stock. Through May 31, 2025, we purchased $22.1 million of our common stock on this Board authorized plan. On August 11, 2025, the Board of Directors approved a replenishment of the plan to purchase up to $50.0 million of common stock. On August 14, 2025 we initiated a 10b5-1 plan to purchase up to $10.0 million of our common stock through daily purchases. This 10b5-1 plan was completed in the first quarter of fiscal 2026.

The actual timing, number, and value of common shares purchased under our board-approved purchase plan will be determined at our discretion and will depend on a number of factors, including, among others, general market and business conditions, the trading price of common shares, and applicable legal requirements. We have no obligation to purchase any common shares under the authorization, and the purchase plan may be suspended, discontinued, or modified at any time for any reason. Amounts shown in the table include the commissions, fees, and 1% excise tax applicable to our purchases of common stock for treasury.

Performance Graph

The following graph demonstrates a five-year comparison of cumulative total returns for Franklin Covey Co. common stock, the S&P SmallCap 600 Index, and the S&P 600 Commercial & Professional Services Index. The graph assumes an investment of $100 on August 31, 2020 in each of our common stock, the stocks comprising the S&P SmallCap 600 Index, and the stocks comprising the S&P 600 Commercial & Professional Services Index. Each of the indices assumes that all dividends were reinvested.



The stock performance shown on the performance graph above is not necessarily indicative of future performance. The Company will not make or endorse any predictions as to our future stock performance.

The performance graph above is being furnished solely to accompany this Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K, and is not being filed for purposes of Section 18 of the Exchange Act, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 6.

Reserved.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion and Analysis) is intended to provide a summary of the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting estimates of Franklin Covey Co. (also referred to as we, us, our, the Company, FranklinCovey, and Franklin Covey) and subsidiaries. This discussion and analysis should be read together with the accompanying consolidated financial statements and related notes contained in Item 8 and the Risk Factors discussed in Item 1A of this Annual Report on Form 10-K. Forward-looking statements in this discussion are qualified by the cautionary statement under the heading "Safe Harbor Statement Under the Private Securities Litigation Reform Act Of 1995" contained later in Item 7 of this Annual Report on Form 10-K.

Non-GAAP Measures

This Management's Discussion and Analysis includes the concepts of adjusted earnings before interest, income taxes, depreciation, and amortization (Adjusted EBITDA) and "constant currency," which are non-GAAP measures. We define Adjusted EBITDA as net income excluding the impact of interest, income taxes, intangible asset amortization, depreciation, stock-based compensation expense, and certain other items such as restructuring charges and building exit costs. Constant currency is a non-GAAP financial measure that removes the impact of fluctuations in foreign currency exchange rates and is calculated by translating the current period's financial results at the same average exchange rates in effect during the prior year and then comparing this amount to the prior year.

We reference these non-GAAP financial measures in our decision making because they provide supplemental information that facilitates consistent internal comparisons to the historical operating performance of prior periods, and we believe it provides investors with greater transparency to evaluate operational activities and financial results. For a reconciliation of our segment Adjusted EBITDA to income before income taxes, a related GAAP measure, refer to Note 17 *Segment Information* to our consolidated financial statements as presented in Item 8 of this Annual Report on Form 10-K.

EXECUTIVE SUMMARY

General Overview

Franklin Covey Co. is a global company focused on individual and organizational performance improvement. Our mission is to "enable greatness in people and organizations everywhere," and our worldwide resources are organized to help individuals and organizations achieve sustained superior performance at scale through changes in human behavior. We believe that our content and services create the connection between capabilities and results. In the training and consulting marketplace, we believe there are three important characteristics that distinguish us from our competitors.

1. ***World Class Content*** – Our content is based on timeless principles of human effectiveness and is designed to help people change both their mindset and behavior. When our content is applied consistently in an organization, we believe the culture of that organization will change and improve to enable the organization to get desired results and achieve its own great purposes.

2. ***Breadth and Scalability of Delivery Options*** – We have a wide range of content delivery options, including: the All Access Pass and *Leader in Me* membership subscriptions, coaching and consulting, organization-wide transformational processes, intellectual property licenses, digital online learning, on-site training, training led through certified facilitators, and blended learning. We believe our expert delivery consultants combined with investments in digital delivery modalities have enabled us to deliver our content to clients in a high-quality learning environment whether those clients are working remotely or in a centralized location.

3.   *Global Capability* – We have sales professionals in the United States and Canada who serve clients in the private sector, in government, and in educational institutions; wholly owned subsidiaries that serve clients in Australia, Austria, China, France, Germany, Ireland, Japan, New Zealand, Switzerland, and the United Kingdom; and we contract with independent licensee partners who deliver our content and provide services in approximately 150 countries and territories around the world. Our capabilities allow us to serve a wide range of clients from small locally owned entities to large multinational enterprises.

We have some of the best-known offerings in the training industry, including a suite of individual-effectiveness and leadership-development training content based on the best-selling books, *The 7 Habits of Highly Effective People*, *The Speed of Trust*, *Multipliers*, *The 4 Disciplines of Execution*, and *Trust & Inspire,* and proprietary content in the areas of Execution, Sales Performance, Productivity, Customer Loyalty, Leadership, and Education. We believe that our offerings help individuals, teams, and entire organizations transform their results through achieving systematic, sustainable, and measurable changes in human behavior. Our offerings are described in further detail at www.franklincovey.com. The information contained in, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 10-K, and the descriptions found therein should not be viewed as a warranty or guarantee of results.

Our fiscal year ends on August 31, and unless otherwise indicated, fiscal 2025, fiscal 2024, and fiscal 2023 refer to the twelve-month periods ended August 31, 2025, 2024, 2023, and so forth.

Key Strategic Objectives

The theme of our fiscal 2026 Company kickoff was, "Deep Roots, Bold Future." Building on our enduring areas of competitive strength and the significant growth investments we made in fiscal 2025, we plan to focus on the following four strategic objectives that we intend to execute with discipline in fiscal 2026 to help us achieve our vision of helping our clients achieve their missions and strategic objectives.

- *Clarify our position in the market.* FranklinCovey is not just a training company. We believe we are a trusted leadership and performance partner and that our comprehensive solutions can help drive breakthroughs in performance as our clients engage leaders and teams across their organizations to move their strategies forward. In fiscal 2026, our message to potential and current clients is designed to firmly position us in this more strategic, outcomes-oriented place in the market.

- *Focus and declare who we serve.* In fiscal 2026 we intend to significantly increase the precision and impact of our outcome-oriented messaging to our target buyers, namely, senior executive leaders who own the responsibility for achieving strategic outcomes and who can make the spending decisions to do what it takes to achieve them. Our messaging target also includes senior, performance-oriented talent and human resource leaders who serve as internal partners to these executives inside of their organizations. As we increase the effectiveness of our messaging, we expect that we will engage with more significant clients in more strategic ways, driving better results for our clients and for FranklinCovey.

- *Build and sell like a "solutions leadership" company.* A solutions leadership company is differentiated by the strength of its products and services. We intend to increasingly position and package our solutions as integrated offerings that drive collective action and deliver breakthrough results for clients. Our trusted content and frameworks will be more frequently combined with consulting and technology to help clients achieve measurable outcomes at scale—enabling lasting client impact and durable growth for FranklinCovey.

- *Model what we teach, internally and visibly.* As we pursue our growth strategy, we will heavily use and model our own methodologies and frameworks. This process includes further investments in our already strong culture to increase our ability to execute with even higher trust and accountability as we engage our own leaders and teams in achieving our own breakthrough results.

We believe the pursuit of these strategic priorities will enable us to make more progress toward our mission of enabling greatness in both people and organizations and our vision to impact billions. In addition, we believe that successful implementation of these objectives will provide our associates with additional resources and opportunities for growth and impact in the future and will drive results that are expected to provide return to our shareholders.

Other key factors that influence our operating results include: the number of organizations that are active customers; the scale and duration of our engagements with them; the number of people engaged in our solution implementations within those organizations; the continuation or renewal of existing services contracts, especially subscription renewals; the availability of budgeted spending in our solution areas among our clients and prospective clients, which, in certain content categories, can be significantly influenced by general economic conditions; client satisfaction with our offerings and services; the number and productivity of our international licensee operations; and our ability to manage operating costs necessary to develop and provide meaningful offerings and related products to our clients.

Fiscal 2025 Financial Overview

Fiscal 2025 was a challenging year as our operations and financial results were adversely impacted by various macroeconomic factors, including threatened or enacted tariffs that have created significant business environment uncertainty, specific actions to reduce U.S. federal government spending, a general weakening of economic conditions both domestically and internationally, and ongoing geopolitical tensions which continue to produce instability in certain regions of the world. While threatened or enacted tariffs have not directly impacted our operations, the uncertainty created by the threatened tariffs have adversely impacted our clients both domestically and internationally. In response to the economic uncertainty, many of our clients and prospective clients have sought to reduce their spending to maintain profitability, which led to delayed decision making, decreased contract expansion, and lower client retention. Despite these challenging macroeconomic issues, we are pleased that the majority of our clients are renewing their All Access Pass subscriptions and *Leader in Me* memberships. Our solutions are designed to help clients improve their key metrics and manage through difficult and uncertain times. During fiscal 2025, we implemented a new go-to-market strategy in North America, and these initiatives are designed to enable us to systematically drive growth in both the breadth and depth of our client relationships at scale. We believe these initiatives will provide strong growth in amounts invoiced during fiscal 2026, which will then translate into meaningful growth in reported revenue toward the back half of fiscal 2026 and increasing in future periods.

Our consolidated revenue for the fiscal year ended August 31, 2025, totaled $267.1 million, compared with record-high revenues of $287.2 million in fiscal 2024 and reflected the impact of business conditions and macroeconomic challenges previously described. In constant currency, our consolidated revenue was $267.3 million for fiscal 2025. The Company's revenue performance during fiscal 2025 included the following key metrics:

- Enterprise Division revenue in fiscal 2025 totaled $188.1 million compared with $208.1 million in the prior year. Enterprise Division revenue performance was primarily impacted by a $15.8 million decrease in North America segment revenues and a $4.0 million decrease in International Direct Office revenues, which were each adversely impacted by macroeconomic uncertainties, decreased U.S. government spending, and trade tensions from threatened or enacted tariffs. These challenging economic and business conditions adversely impacted new logo sales, expansion activity, and client retention throughout the fiscal year.

- For the fiscal year ended August 31, 2025, Education Division revenue increased to $74.6 million compared with $74.2 million in the prior year. Fiscal 2025 revenue growth was primarily attributable to increased coaching and consulting revenue and increased membership subscription revenue, which were partially offset by decreased sales of classroom and training materials, primarily due to a new state-wide initiative and district contracts that included large training materials orders in fiscal 2024. Delivery of training and coaching days remained strong during fiscal 2025 as the Education Division delivered a similar number of training and coaching days when compared with fiscal 2024. Education subscription and subscription services revenues in fiscal 2025 increased 4% compared with the prior year and Education deferred subscription revenue at August 31, 2025, increased 13% over the balance at August 31, 2024.

- Consolidated subscription and subscription services revenues for fiscal 2025 totaled $225.9 million compared with $231.8 million in fiscal 2024. For the fiscal year ended August 31, 2025, subscription revenue invoiced was $151.7 million compared with $156.8 million in the prior year.

- At August 31, 2025, we had $111.7 million of deferred subscription revenue compared with $107.9 million at August 31, 2024. Our deferred subscription revenue at August 31, 2025 and 2024 includes $5.1 million and $6.7 million, respectively, of deferred subscription revenue that was classified as long-term based on expected recognition. Our unbilled deferred revenue at August 31, 2025 was $72.8 million compared with $75.2 million at the end of fiscal 2024. Unbilled deferred revenue represents business that is contracted, but unbilled and therefore excluded from our balance sheet.

The following table sets forth our consolidated revenue by division and by reportable segment for the fiscal years indicated (in thousands):

YEAR ENDED AUGUST 31,	2025	% Change	2024	% Change	2023
Enterprise Division:					
North America	$147,609	(10)	$163,384	3	$157,906
International direct offices	29,344	(12)	33,327	(6)	35,359
International licensees	11,111	(3)	11,436	(3)	11,819
	188,064	(10)	208,147	1	205,084
Education Division	74,618	1	74,210	6	70,318
Corporate and other	4,385	(10)	4,876	(5)	5,119
Consolidated revenue	$267,067	(7)	$287,233	2	$280,521

Gross profit consists of net revenue less the cost of services provided or the cost of goods sold. Our cost of revenue includes the direct costs of delivering content onsite at client locations, including presenter costs; content royalties; materials used in the production of training products and related assessments; amortization of previously capitalized curriculum development costs; and freight. Gross profit may be affected by, among other things, the mix of services sold to clients, prices of materials, travel, labor rates, changes in product discount levels, and freight costs. Our consolidated cost of revenue in fiscal 2025 totaled $63.5 million compared with $66.2 million in fiscal 2024. Consolidated gross profit for the fiscal year ended August 31, 2025 was $203.6 million compared with $221.1 million in the prior year and decreased primarily due to lower revenue as described above. Our gross margin for fiscal 2025 decreased slightly to 76.2% compared with 77.0% in fiscal 2024 primarily due to changes in the mix of services and products sold during the year.

Our operating expenses in fiscal 2025 totaled $197.9 million, an increase of $9.8 million, compared with $188.0 million in the prior year. The increase was primarily due to a $6.7 million increase in selling, general, and administrative (SG&A) expenses and a $3.7 million increase in restructuring costs. The increase in SG&A expenses was primarily due to a $5.5 million increase in associate expenses primarily related to new personnel, including new sales and sales support personnel hired in connection with the implementation of our new go-to-market strategy in North America; $2.1 million of costs related to the exit from our previous corporate campus, including relocation and litigation expenses; and $1.6 million of increased software subscription costs for new software programs being used in the normal course of business. These increases were partially offset by a $4.3 million decrease in share-based compensation expense resulting from less awards outstanding during the year and the determination that certain performance tranches of long-term incentive awards would not vest. During fiscal 2025, we continued to restructure our sales force in North America and to reduce costs in certain areas of our operations. We incurred $6.7 million of expenses for these restructuring activities in fiscal 2025, which primarily consisted of severance and related costs, compared with $3.0 million in fiscal 2024.

Our effective income tax rate for fiscal 2025 was approximately 49% compared with an effective income tax rate of approximately 29% in fiscal 2024. Our effective tax rate for fiscal 2025 was higher than the statutory tax rate primarily due to an increase in the valuation allowance against our deferred income tax assets in some foreign jurisdictions and non-deductible executive compensation, which were partially offset by the tax differential on foreign income. Our effective rate in fiscal 2024 was higher than statutory rates primarily due to non-deductible executive compensation and an increase in the valuation allowance against our deferred income tax assets in some foreign jurisdictions, which were partially offset by benefits for share-based compensation deductions in excess of the corresponding book expense and the tax differential on income subject to both U.S. and foreign taxes.

Net income for the year ended August 31, 2025 was $3.1 million, or $0.24 per diluted share, compared with $23.4 million, or $1.74 per diluted share, in fiscal 2024. Our Adjusted EBITDA in fiscal 2025 was $28.8 million compared with $55.3 million in fiscal 2024, reflecting the above-noted factors. In constant currency, our fiscal 2025 Adjusted EBITDA was $29.0 million. Adjusted EBITDA and constant currency Adjusted EBITDA are non-GAAP financial measures. For additional information regarding our use of non-GAAP financial measures, see the discussion under the heading *Non-GAAP Measures* above.

Further details regarding these items can be found in the comparative analysis of fiscal 2025 with fiscal 2024 as discussed within this Management's Discussion and Analysis.

Our liquidity, financial position, and capital resources remained strong throughout fiscal 2025. At August 31, 2025, we had $31.7 million of cash, with no borrowings on our $62.5 million revolving credit facility, even after spending $26.4 million on purchases of our common stock and $15.8 million on capital assets during fiscal 2025. At August 31, 2024 we had $48.7 million of cash, and no borrowings on our revolving credit facility. For further information regarding our liquidity and cash flows, refer to the Liquidity and Capital Resources discussion found within this Management's Discussion and Analysis.

For a discussion of the results of operations and changes in financial condition for fiscal 2024 compared with fiscal 2023, refer to Part II, Item 7 *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our fiscal 2024 Form 10-K, which was filed with the SEC on November 12, 2024.

Results of Operations

The following table sets forth, for the fiscal years indicated, the percentage of total sales represented by the line items through income before income taxes in our consolidated income statements. This table should be read in conjunction with the accompanying discussion and analysis, the consolidated financial statements, and the related notes to the consolidated financial statements.

YEAR ENDED AUGUST 31,	2025	2024	2023
Amounts shown as a percent of total revenue			
Revenue	100.0	100.0	100.0
Cost of revenue	23.8	23.0	23.9
Gross profit	76.2	77.0	76.1
Selling, general, and administrative	68.4	61.3	63.4
Restructuring costs	2.5	1.0	0.2
Impaired asset	—	0.3	—
Depreciation	1.5	1.4	1.5
Amortization	1.6	1.5	1.6
Total operating expenses	74.0	65.5	66.7
Income from operations	2.2	11.5	9.4
Interest income	0.3	0.4	0.4
Interest expense	(0.2)	(0.4)	(0.6)
Income before income taxes	2.3	11.5	9.2

FISCAL 2025 COMPARED WITH FISCAL 2024 RESULTS OF OPERATIONS

Enterprise Division

North America Segment

The North America segment includes our personnel that serve clients in the United States and Canada. The following comparative information is for our North America segment in the periods indicated (in thousands):

	Fiscal Year Ended August 31, 2025	% of Sales	Fiscal Year Ended August 31, 2024	% of Sales	Change
Revenue	$147,609	100.0	$163,384	100.0	$(15,775)
Cost of revenue	25,008	16.9	26,964	16.5	(1,956)
Gross profit	122,601	83.1	136,420	83.5	(13,819)
SG&A expenses	95,203	64.5	89,779	54.9	5,424
Adjusted EBITDA	$ 27,398	18.6	$ 46,641	28.5	$(19,243)

Revenue. In fiscal 2025, our North America segment revenue was $147.6 million compared with $163.4 million in the prior year. North America segment revenues in fiscal 2025 were adversely impacted by the uncertain macroeconomic environment and by canceled or postponed government contracting. During fiscal 2025, North America subscription and subscription service revenues were $131.1 million compared with $138.9 million in fiscal 2024. While we remain optimistic about the future impact of our new North America go-to-market strategy and sales force restructuring, continued economic uncertainty, including threatened or enacted tariffs and continued decreases in governmental spending, including due to the U.S. federal government shutdown, may prevent us from achieving expected sales goals until these conditions stabilize or are resolved. Foreign exchange rates had a $0.2 million adverse impact on North America segment revenues and a $0.1 million adverse impact on operating results during fiscal 2025.

Gross Profit. Gross profit was impacted by lower revenue as described above. North America gross margin remained strong during fiscal 2025 and was 83.1% of revenue compared with 83.5% in the prior year.

SG&A Expense. North America SG&A expenses increased primarily due to associate costs resulting from new sales and sales support personnel primarily related to our new go-to-market strategy and the reorganization of our North America sales force in fiscal 2025.

International Direct Offices

Our directly owned international offices serve clients in Australia, Austria, China, France, Germany, Ireland, Japan, New Zealand, Switzerland, and the United Kingdom. The following comparative information is for our International Direct Office segment in the periods indicated (in thousands):

	Fiscal Year Ended August 31, 2025	% of Sales	Fiscal Year Ended August 31, 2024	% of Sales	Change
Revenue	$29,344	100.0	$33,327	100.0	$(3,983)
Cost of revenue	7,738	26.4	7,812	23.4	(74)
Gross profit	21,606	73.6	25,515	76.6	(3,909)
SG&A expenses	22,008	75.0	22,157	66.5	(149)
Adjusted EBITDA	$ (402)	(1.4)	$ 3,358	10.1	$(3,760)

Revenue. International Direct Office revenues for fiscal 2025 were adversely affected by ongoing economic uncertainty and geopolitical tensions as previously discussed. Revenues decreased in Japan by 23%, in China by 21%, and in the United Kingdom by 15%, and were reflective of the macroeconomic conditions and their impact on existing and potential clients. Decreases in these offices were partially offset by increased revenue recognized through our new France office and a slight increase in Australia. The fluctuation of foreign exchange rates had a $0.4 million favorable impact on our International Direct Office revenue and a $0.1 million favorable impact on operating results in fiscal 2025. We believe the resolution of multiple international trade issues and improving economic conditions will lead to improved sales performance in future periods. However, the successful resolution of these macroeconomic issues is not within our control and may not generate expected revenue growth at our International Direct Offices in future periods.

Gross Profit. Gross profit in the International Direct Office segment decreased primarily due to reduced revenue as described above. Gross margin for the third quarter of fiscal 2025 was 73.6% of sales compared with 76.6% in the prior year and decreased primarily due to a shift in the mix of services delivered and products sold during fiscal 2025 when compared with fiscal 2024.

SG&A Expenses. International Direct Office SG&A expenses decreased $0.1 million primarily due to cost reduction initiatives enacted to offset the impact of decreased revenue.

International Licensees Segment

In foreign locations where we do not have a directly owned office, our training and consulting services are delivered through independent licensees. The following comparative information is for our international licensee operations in the periods indicated (in thousands):

	Fiscal Year Ended August 31, 2025	% of Sales	Fiscal Year Ended August 31, 2024	% of Sales	Change
Revenue	$11,111	100.0	$11,436	100.0	$(325)
Cost of revenue	1,422	12.8	1,350	11.8	72
Gross profit	9,689	87.2	10,086	88.2	(397)
SG&A expenses	4,230	38.1	4,352	38.1	(122)
Adjusted EBITDA	$ 5,459	49.1	$ 5,734	50.1	$(275)

Revenue. International licensee revenue is primarily comprised of royalties on sales of our content by the licensees. In fiscal 2025, our International Licensees' revenue decreased primarily due to decreases in our share of AAP revenue and a 2% decrease in royalty revenue. Throughout fiscal 2025, our foreign licensees have encountered ongoing macroeconomic uncertainty and geopolitical instability in the regions where they operate, which have adversely impacted their operations. Foreign exchange rates had an immaterial impact on International Licensee revenues and operating results during fiscal 2025.

Gross Profit. Gross profit decreased primarily due to decreased revenue as previously described. Gross margin remained strong at 87.2% compared with 88.2% in the prior year and declined due to decreased royalty revenue compared with the prior year.

SG&A Expense. International licensee SG&A expenses decreased by $0.1 million compared with the prior year primarily due to cost cutting efforts implemented during fiscal 2025 in response to decreased revenue.

Education Division

Our Education Division is comprised of our domestic and international Education practice operations (focused on sales to educational institutions) and includes our widely acclaimed *Leader in Me* program. The following comparative information is for our Education Division in the periods indicated (in thousands):

	Fiscal Year Ended August 31, 2025	% of Sales	Fiscal Year Ended August 31, 2024	% of Sales	Change
Revenue	$74,618	100.0	$74,210	100.0	$ 408
Cost of revenue	26,883	36.0	26,681	36.0	202
Gross profit	47,735	64.0	47,529	64.0	206
SG&A expenses	39,551	53.0	37,718	50.8	1,833
Adjusted EBITDA	$ 8,184	11.0	$ 9,811	13.2	$(1,627)

Revenue. Education Division revenue for fiscal 2025 increased to $74.6 million compared with $74.2 million in fiscal 2024. Fiscal 2025 revenue growth was primarily attributable to increased coaching and consulting revenue and increased membership subscription revenue, which were partially offset by decreased sales of classroom and training materials, primarily due to a new state-wide initiative and district contracts that included large training materials orders in fiscal 2024. These materials orders did not repeat at the same levels in fiscal 2025. Delivery of training and coaching days remained strong during fiscal 2025 as the Education Division delivered a similar number of training and coaching days when compared with fiscal 2024. Education subscription and subscription services revenues in fiscal 2025 increased 4% compared with the prior year and Education deferred subscription revenue at August 31, 2025, increased 13% over the balance at August 31, 2024. Education Division growth during fiscal 2025 was partially offset by changes in foreign exchange rates, which adversely impacted revenue and operating results by $0.4 million. We continue to be pleased with the strength and momentum of our Education Division, which added 624 new *The Leader in Me* schools in a very challenging funding environment during fiscal 2025. We believe the momentum generated in fiscal 2025 will continue into fiscal 2026, but our expectations may be impacted by a number of factors outside of our control, including available funding from governmental agencies in the midst of spending reductions. At August 31, 2025, over 8,000 schools around the world were using *The Leader in Me* program.

Gross Profit. Education Division gross profit increased primarily due to increased revenue as previously described. Education segment gross margin remained strong and was 64.0% in each of fiscal 2025 and fiscal 2024.

SG&A Expenses. Education SG&A expenses increased primarily due to increased associate expenses from new personnel, changes to compensation plans, and increased commissions on higher revenue.

Other Operating Expense Items

Depreciation – Depreciation expense increased $0.2 million to $4.1 million compared with $3.9 million in the prior year. The increase was primarily due to new capital assets purchased in fiscal 2025. We currently expect depreciation expense will total approximately $4.5 million in fiscal 2026.

Amortization – Amortization expense increased to $4.4 million compared with $4.2 million in fiscal 2024. The increase was primarily due to the reacquisition of license rights for our France operations, which occurred in the first quarter of fiscal 2025. We currently expect definite-lived intangible asset amortization expense will total approximately $3 million during fiscal 2026.

Interest Expense – Our interest expense, which totaled $0.6 million in fiscal 2025, decreased $0.5 million primarily due to reduced term loan debt and a reduced principal balance on our financing obligation (long-term lease on our corporate campus) compared with the prior year.

Income Taxes

Our income tax provision fiscal 2025 totaled $3.0 million on pre-tax income of $6.1 million for an effective income tax rate of 49% compared with income tax expense of $9.6 million on pre-tax income of $33.0 million for an effective tax rate of approximately 29% for the fiscal year ended August 31, 2024. Our effective income tax rate for fiscal 2025 was higher than the statutory tax rate primarily due to tax expense of $1.5 million for increases to the valuation allowance against deferred tax assets in some foreign jurisdictions and $0.9 million related to non-deductible executive compensation, which were partially offset by a $0.5 million benefit in tax differential on foreign income. Our effective income tax rate for fiscal 2024 was higher than the statutory tax rate primarily due to tax expense of $3.2 million for non-deductible executive compensation and a $1.2 million increase in the valuation allowance against our deferred income tax assets, which were partially offset by a $2.6 million benefit for share-based compensation deductions in excess of the corresponding book expense and a $0.5 million benefit in tax differential on income subject to both U.S. and foreign taxes.

On July 4, 2025, the One Big Beautiful Bill Act was enacted, introducing significant amendments to U.S. tax law with varying effective dates. Key provisions relevant to Franklin Covey include the expansion of bonus depreciation, the permanent reinstatement of immediate expensing for research and development costs, and revisions to international tax rules. The legislation did not have a material impact on income tax expense or effective tax rate for fiscal 2025. Franklin Covey will continue to monitor future regulatory guidance and assess any potential impacts in subsequent periods.

We paid $7.7 million in cash for income taxes during fiscal 2025. We anticipate our total cash paid for income taxes over the coming years to approximate our total income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Introduction

Our cash at August 31, 2025 totaled $31.7 million, with no borrowings on our $62.5 million revolving credit facility. Of our $31.7 million of cash at August 31, 2025, $12.2 million was held outside the U.S. by our foreign subsidiaries. We routinely repatriate cash from our foreign subsidiaries and consider cash generated from foreign activities a key component of our overall liquidity position. Our primary sources of liquidity are cash flows from the sale of services and products in the normal course of business and available proceeds from our credit facility. Our primary uses of liquidity include payments for operating activities, purchases of our common stock, capital expenditures (including curriculum development), working capital expansion, debt payments, and potential business acquisitions.

The following table summarizes our cash flows from operating, investing, and financing activities for the past three years (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
Total cash provided by (used for):			
Operating activities	$ 28,977	$ 60,257	$ 35,738
Investing activities	(16,888)	(11,310)	(13,550)
Financing activities	(28,781)	(38,655)	(44,179)
Effect of exchange rates on cash	(273)	141	(296)
Increase (decrease) in cash and cash equivalents	$(16,965)	$ 10,433	$(22,287)

Our Current Credit Agreement

On March 27, 2023, we entered into a credit agreement with KeyBank National Association (KeyBank) leading a group of financial institutions (collectively, the Lenders), which replaced our previous credit agreement. The 2023 Credit Agreement provides up to $70.0 million in total credit, of which $7.5 million was used to replace the outstanding term loan balance from the previous credit agreement. The remaining $62.5 million is available as a revolving line of credit or for future term loans. We believe the 2023 Credit Agreement provides significant flexibility and financial resources to allow us to grow the business in future periods.

The 2023 Credit Agreement matures on March 27, 2028, and interest rate for borrowings on the 2023 Credit Agreement is based on the Secured Overnight Financing Rate (SOFR) and is a tiered structure that varies according to the Leverage Ratio as defined 2023 Credit Agreement (refer to Note 5, *Secured Credit Agreement* to our consolidated financial statements for the interest rate structure).

As defined in the 2023 Credit Agreement, we are (i) required to maintain a Leverage Ratio of less than 3.00 to 1.00 and a Fixed Charge Coverage Ratio greater than 1.15 to 1.00; and (ii) we are restricted from making certain distributions to stockholders, including repurchases of common stock. However, we are permitted to make distributions, including through purchases of outstanding common stock, provided that we are in compliance with the Leverage Ratio and Fixed Charge Coverage Ratio financial covenants before and after such distribution. At August 31, 2025, we believe that we were in compliance with the terms and covenants contained in the 2023 Credit Agreement.

At August 31, 2025 our debt structure was relatively simple and consisted of notes payable to the former owners of Strive Talent, Inc., and obligations for leased office and warehousing space. For further information on our notes payable and leasing obligations, refer to the notes to our consolidated financial statements as presented in Item 8 of this Annual Report on Form 10-K.

The following discussion is a description of the primary factors affecting our cash flows and their effects upon our liquidity and capital resources during the fiscal year ended August 31, 2025.

Cash Flows from Operating Activities

Our primary source of cash from operating activities was the sale of services and products to our customers in the normal course of business. Our primary uses of cash for operating activities were payments for SG&A expenses, direct costs necessary to conduct training programs, to fund working capital changes, and to suppliers for materials used in training manuals sold. Our cash provided by operating activities during fiscal 2025 was $29.0 million compared with $60.3 million in fiscal 2024. The decrease in cash flows from operating activities was primarily attributable to lower operating income in fiscal 2025 as previously discussed, and changes in working capital, including a $5.9 million decrease in taxes payable as we no longer benefit from the utilization of our net operating loss position compared with the prior year. While we expect our cash flows from operating activities to improve in future periods, certain conditions are beyond our control or influence such as general macroeconomic conditions, general business environment uncertainty, further reductions in government spending, and conditions in international locations which impact our financial results at our international direct offices and international licensees.

Cash Flows from Investing Activities and Capital Expenditures

For the fiscal year ended August 31, 2025, our cash used for investing activities totaled $16.9 million. Our primary uses of cash for investing activities consisted of purchases of property and equipment in the normal course of business and additional investments in the development of our content and offerings.

Cash used for purchases of property and equipment during fiscal 2025 totaled $8.3 million and consisted primarily of computer software and hardware, and leasehold improvements at our new headquarters office, which we moved into during the fourth quarter of fiscal 2025. We expect to continue to use cash to pay for the leasehold improvements and furniture during the first half of fiscal 2026. Including the payments for these leasehold improvements, we currently anticipate that our purchases of property and equipment in fiscal 2026 will total between approximately $5 million and $7 million.

During fiscal 2025, we spent $7.6 million on the development of our various offerings and related content. During the first half of fiscal 2025, we launched a significantly refurbished *The 7 Habits of Highly Effective People* offering and expect to release new and refurbished content in fiscal 2026 and in future years. We believe continued investment in our offerings and content is key to future growth and the development of our business. We currently expect that our capital spending for curriculum development will total between approximately $8 million and $10 million in fiscal 2026.

In the first quarter of fiscal 2025, we reacquired the license rights to sell our content in France for $0.3 million in cash and $0.2 million of forgiven receivables from the former licensee. The operations of the newly opened direct office in France are included in the International Direct Office segment. We look forward to expanding our business and operations in France over the coming years.

Cash Flows from Financing Activities

Our net cash used for financing activities during fiscal 2025 totaled $28.8 million. Our primary uses of financing cash were $26.4 million used to purchase shares of our common stock, which consisted of shares purchased on the open market and shares withheld for income taxes on stock-based compensation awards, and $3.9 million used for principal payments on our financing obligation and notes payable. Partially offsetting these uses of cash for financing activities were $1.5 million of proceeds received from ESPP participants to purchase shares of our common stock during the fiscal year.

On April 18, 2024, our Board of Directors approved a plan to purchase up to $50.0 million of our outstanding common stock. Through May 31, 2025, we purchased $22.1 million of our common stock on this Board authorized plan. On August 11, 2025, the Board of Directors approved a replenishment of the plan to purchase up to $50.0 million of common stock. On August 14, 2025 we initiated a 10b5-1 plan to purchase up to $10.0 million of our common stock through daily transactions. This 10b5-1 plan was completed in the first quarter of fiscal 2026.

Our uses of financing cash during fiscal 2026 will include purchases of our common stock. However, the timing and amount of common stock purchases is dependent on a number of factors, including available resources, and we are not obligated to make purchases of our common stock during any future period.

Sources of Cash and Liquidity

We expect to meet the obligations on our notes payable, pay for projected capital expenditures, and meet other obligations in fiscal 2026 and beyond, from current cash balances, future cash flows from operating activities, and proceeds from our available line of credit if necessary. Going forward, we will also continue to incur costs necessary for the day-to-day operation of the business and may use additional credit and other financing alternatives, if necessary, for these expenditures. During fiscal 2023 we entered into a five-year credit agreement which we expect to renew and amend on a regular basis to maintain the long-term borrowing capacity of this credit facility. Additional potential sources of liquidity available to us include factoring receivables, issuance of additional equity, or issuance of debt to public or private sources. If necessary, we will evaluate all of these options and select one or more of them depending on overall capital needs and the associated cost of capital.

We believe that our existing cash and cash equivalents, cash generated by operating activities, and the availability of external funds as described above, will be sufficient for us to maintain our operations for the next 12 months and into the future. However, our ability to maintain adequate capital for our operations in the future is dependent upon a number of factors, including sales trends, macroeconomic activity and uncertainty, our ability to contain costs, levels of capital expenditures, collection of accounts receivable, and other factors. Some of the factors that influence our operations are not within our control, such as general economic conditions and the introduction of new offerings or technology by our competitors. We will continue to monitor our liquidity position and may pursue additional financing alternatives, as described above, to maintain sufficient resources for future growth and capital requirements. However, there can be no assurance such financing alternatives will be available to us on acceptable terms, or at all.

Material Cash Requirements

We do not operate any manufacturing, mining, or other capital-intensive facilities, and we have not structured any special purpose entities, or participated in any commodity trading activities, which would expose us to potential undisclosed liabilities or create adverse consequences to our liquidity. However, we have cash expenditures and are subject to various contractual obligations that are required to run our business. Our material cash requirements include the following:

- **Associate and Consultant Compensation** – Associate and consultant compensation is our largest expense and most significant recurring use of cash. Our compensation plans for associates and delivery consultants include fixed (salaried) and variable elements as well as the cost of benefits, and may fluctuate with sales, financial results, and hiring/retention activity. During fiscal 2025, we expensed approximately $172 million for associate and delivery consultant cash compensation. Associate compensation expense is included in SG&A expense and consultant compensation is included in our cost of revenue. Our associate costs include variable compensation such as commissions, incentives, and bonuses, and may fluctuate from year-to-year.

- **Information Technology** – Our business is reliant on computer software and hardware. Our subscription service portals require ongoing development, recurring maintenance, security upgrades, and utilize various software applications. In addition, we utilize various software programs to run our business, including applications for customer resource management, general ledger, cybersecurity, spreadsheets, word processing, e-mail, etc. Including capitalized hardware and software, we spent approximately $16 million for information technology software and hardware during fiscal 2025.

- **Content Development** – We believe that ongoing investment in our content and offerings is key to our future success. Our innovations group is responsible for the development of new content as well as refreshing and maintaining our existing content. Including capitalized development, we spent approximately $8 million (excluding innovation associate compensation discussed above) for the development and maintenance of our offerings and content in fiscal 2025.

- **Income Taxes** – We are required to pay income taxes in the various jurisdictions where we operate. During fiscal 2025, we paid $7.7 million in cash for income taxes. We believe our use of cash for income taxes in future periods will more closely resemble our income tax provision and will fluctuate based on profitability as we have previously utilized most of our deferred tax assets.

- **Contractual Obligations** – In addition to the expenses described above, which we believe are required to successfully run our business, we have other longer-term contractual obligations, which require additional cash payments. We have summarized our significant contractual obligations at August 31, 2025 in the following table (in thousands):

Description	Fiscal 2026	Fiscal 2027	Fiscal 2028	Fiscal 2029	Fiscal 2030	Thereafter	Total
Minimum operating lease payments	$ 689	$1,110	$887	$907	$932	$5,468	$ 9,993
Strive contingent compensation	770	—	—	—	—	—	770
Strive note payable	835	—	—	—	—	—	835
Purchase obligations	4,488	—	—	—	—	—	4,488
	$6,782	$1,110	$887	$907	$932	$5,468	$16,086

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies that we used to prepare our consolidated financial statements are outlined primarily in Note 1 and in Note 2 (revenue recognition policies) to the consolidated financial statements, which are presented in Part II, Item 8 of this Annual Report on Form 10-K. Some of those accounting policies require us to make assumptions and use judgments that may affect the amounts reported in our consolidated financial statements. Management regularly evaluates its estimates and assumptions and bases those estimates and assumptions on historical experience, factors that are believed to be reasonable under the circumstances, and requirements under accounting principles generally accepted in the United States of America. Actual results may differ from these estimates under different assumptions or conditions, including changes in economic and political conditions and other circumstances that are not within our control, but which may have an impact on these estimates and our actual financial results.

The following items require the most significant judgment and often involve complex estimates:

Revenue Recognition

We account for revenue in accordance with Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606).* For the All Access Pass, judgment is required to determine whether the intellectual property and web-based functionality and content are considered distinct and accounted for separately, or not distinct and accounted for together.

We have determined to account for the AAP as a single performance obligation and recognize the associated transaction price ratably over the term of the underlying contract beginning on the commencement date of each contract, which is the date the Company's platforms and resources are made available to the customer. This determination was reached after considering that our web-based functionality and content, in combination with our intellectual property, each represent inputs that transform into a combined output that represents the intended outcome of the AAP, which is to provide a continuously accessible, customized, and dynamic learning and development solution only accessible through the AAP platform.

Judgment is required to determine the stand-alone selling price (SSP) for each distinct performance obligation in a revenue contract. Where we have more than one distinct performance obligation, we must allocate the transaction price to each performance obligation based on its relative SSP. The SSP is the price which we would sell a promised product or service separately to a customer. In determining the SSP, we consider the size and volume of transactions, price lists, historical sales, and contract prices. We may modify our pricing from time-to-time in the future, which could result in changes to the SSP.

Stock-Based Compensation

Our shareholders have approved a performance-based long-term incentive plan that provides for grants of stock-based performance awards to certain managerial personnel and executive management as directed by the Organization and Compensation Committee of the Board of Directors. Under the terms of some equity awards, the number of common shares that are vested and issued to participants is variable and is based upon the achievement of specified performance objectives during defined service periods. Due to the variable number of common shares that may be issued under some of our equity awards, we reevaluate our performance-award grants on a quarterly basis and adjust the number of shares expected to be awarded based upon actual and estimated financial results of the Company compared with the performance goals set for the award. Adjustments to the number of shares expected to vest, and to the corresponding compensation expense, are made on a cumulative basis at the adjustment date based upon the new estimated probable number of common shares to be awarded.

The analysis of our performance awards contains uncertainties because we are required to make assumptions and judgments about the timing and/or the eventual number of shares that will vest in each grant. The assumptions and judgments that are essential to the analysis include forecasted sales and operating income levels during the service periods. These forecasted amounts may be difficult to predict over the life of the awards due to changes in our business, such as from the introduction of subscription-based services, or other external factors, such as the recent pandemic, and their impact on our financial results. Events such as these may leave some previously approved performance measures obsolete or unattainable. The evaluation of performance awards and the corresponding use of estimated amounts may produce additional volatility in our consolidated financial statements as we record cumulative adjustments to the estimated service periods and/or number of common shares expected to vest as described above. For example, uncertainties related to macroeconomic factors and prevailing business conditions resulted in a significant reversal of previously recognized performance award stock-based compensation expense in fiscal 2025.

Accounts Receivable Valuation

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Our allowance for credit losses calculation contains uncertainties because the calculation requires us to make assumptions and judgments regarding the collectability of customer accounts, which may be influenced by a number of factors that are not within our control, such as the financial health of each customer. We regularly review the collectability assumptions of our allowance for credit losses calculation and compare them against historical collections. Adjustments to the assumptions may either increase or decrease our total allowance for credit losses and may adversely impact our financial results. For example, a 10% increase to our allowance for credit losses at August 31, 2025 would decrease our reported income from operations by approximately $0.3 million.

For further information regarding the calculation of our allowance for credit losses, refer to the notes to our financial statements as presented in Item 8 of this Annual Report on Form 10-K.

Valuation of Indefinite-Lived Intangible Assets and Goodwill

Intangible assets that are deemed to have an indefinite life and goodwill balances are not amortized, but rather are tested for impairment on an annual basis, or more often if events or circumstances indicate that a potential impairment exists. The Covey trade name intangible asset originated from the merger with the Covey Leadership Center in 1997 and has been deemed to have an indefinite life. This intangible asset is quantitatively tested for impairment using the present value of estimated royalties on trade name related revenues, which consist primarily of training seminars and related products, and international licensee royalties.

Goodwill is recorded when the purchase price for a business acquisition exceeds the estimated fair value of the net tangible and identified intangible assets acquired. Under current accounting guidance, an annual or interim goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value.

We tested goodwill for impairment at August 31, 2025 at the reporting unit level using a quantitative approach. Based on the results of this analysis, we determined that it was more likely than not that the fair value of each of our reporting units was more than their carrying values. This determination and the underlying valuation model required judgment to estimate future cash flows and operating results and considered current operating results, expected future operating results, and various other factors such as macroeconomic conditions. Some of these factors are not within our control.

On an interim basis, we consider whether events or circumstances are present that may lead to the determination that goodwill may be impaired. These circumstances include, but are not limited to, the following:

- significant underperformance relative to historical or projected future operating results;

- significant change in the manner of our use of acquired assets or the strategy for the overall business;

- significant change in prevailing interest rates;

- significant negative industry or economic trends;

- significant change in market capitalization relative to book value; and/or

- significant negative change in market multiples of the comparable company set.

If, based on events or changing circumstances, we determine it is more likely than not that the fair value of a reporting unit does not exceed its carrying value, then we would be required to test goodwill for impairment.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. The timing and frequency of our goodwill impairment tests are based on an ongoing assessment of events and circumstances that would indicate a possible impairment. Based on the results of our goodwill impairment analysis during fiscal 2025, we determined that no impairment existed at August 31, 2025, as we determined that it was more likely than not that each reportable operating segment's estimated fair value exceeded its carrying value.

Impairment of Long-Lived Assets

Long-lived tangible assets and finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We use an estimate of undiscounted future net cash flows of the assets over their remaining useful lives in determining whether the carrying value of the assets is recoverable. If the carrying values of the assets exceed the anticipated future cash flows of the assets, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based upon discounted cash flows over the estimated remaining useful life of the asset. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis, which is then depreciated or amortized over the remaining useful life of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent from other groups of assets.

Our impairment evaluation calculations contain uncertainties because they require us to make assumptions and apply judgment in order to estimate future cash flows, forecast the useful lives of the assets, and select a discount rate that reflects the risk inherent in future cash flows. Although we have not made any recent material changes to our long-lived assets impairment assessment methodology, if forecasts and assumptions used to support the carrying value of our long-lived tangible and finite-lived intangible assets change in the future, significant impairment charges could result that would adversely affect our results of operations and financial condition.

Acquisitions and Contingent Consideration Liabilities

We record acquisitions resulting in the consolidation of an enterprise using the purchase method of accounting. Under this method, the acquiring company records the assets acquired, including intangible assets that can be identified and named, and liabilities assumed based on their estimated fair values at the date of acquisition. The purchase price in excess of the fair value of the assets acquired and liabilities assumed is recorded as goodwill. If the assets acquired, net of liabilities assumed, are greater than the purchase price paid, then a bargain purchase has occurred and the Company will recognize the gain immediately in earnings. Among other sources of relevant information, we use independent appraisals or other valuations to assist in determining the estimated fair values of the assets and liabilities. Various assumptions are used in the determination of these estimated fair values including discount rates, market and volume growth rates, product or service selling prices, cost structures, royalty rates, and other prospective financial information.

Additionally, we are required to reassess the fair value of contingent consideration liabilities resulting from business acquisitions at each reporting period. Although subsequent changes to the contingent consideration liabilities do not affect the goodwill generated from the acquisition transaction, the valuation of expected contingent consideration often requires us to estimate future sales and/or profitability. These estimates require the use of numerous assumptions, many of which may change frequently and lead to increased or decreased operating income in future periods. We did not have any adjustments to the fair value of a contingent liability from a previous business acquisition in fiscal 2025. Business acquisitions in future periods may increase the volatility and amount of these charges. Changes to the fair value of contingent consideration liabilities are recorded as a component of SG&A expenses.

Income Taxes

We regularly evaluate our United States federal and various state and foreign jurisdiction income tax exposures. We account for certain aspects of our income tax provision using the provisions of ASC 740-10-05, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. We may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon final settlement. The provisions of ASC 740-10-05 also provide guidance on de-recognition, classification, interest, and penalties on income taxes, accounting for income taxes in interim periods, and require increased disclosure of various income tax items. Taxes and penalties are components of our overall income tax provision.

We record previously unrecognized tax benefits in the financial statements when it becomes more likely than not (greater than a 50% likelihood) that the tax position will be sustained. To assess the probability of sustaining a tax position, we consider all available evidence. In many instances, sufficient positive evidence may not be available until the expiration of the statute of limitations for audits by taxing jurisdictions, at which time the entire benefit will be recognized as a discrete item in the applicable period.

Our unrecognized tax benefits result from uncertain tax positions about which we are required to make assumptions and apply judgment to estimate the exposures associated with our various tax filing positions. The calculation of our income tax provision or benefit, as applicable, requires estimates of future taxable income or losses. During the course of the fiscal year, these estimates are compared to actual financial results and adjustments may be made to our tax provision or benefit to reflect these revised estimates. Our effective income tax rate is also affected by changes in tax law and the results of tax audits by various jurisdictions. Although we believe that our judgments and estimates discussed herein are reasonable, actual results could differ, and we could be exposed to losses or gains that could be material.

We establish valuation allowances for deferred tax assets when we estimate it is more likely than not that the tax assets will not be realized. The determination of whether valuation allowances are needed on our deferred income tax assets contains uncertainties because we must project future income, including the use of tax-planning strategies, by individual tax jurisdictions. Changes in industry and economic conditions and the competitive environment may impact the accuracy of our projections. We regularly assess the likelihood that our deferred tax assets will be realized and determine if adjustments to our valuation allowance are necessary. These evaluations may produce additional volatility in our tax provision or benefit, net income or loss, and earnings or loss per share.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 to the consolidated financial statements for information on recent accounting pronouncements.

REGULATORY COMPLIANCE

We are registered in states in which we do business that have a sales tax and we collect and remit sales or use tax on sales made in these jurisdictions. Compliance with environmental laws and regulations (including new laws and regulations relating to climate change) has not had a material effect on our operations. We believe we are in compliance with applicable governmental regulations in the United States and the countries in which we operate.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements made by the Company in this report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 as amended (the Exchange Act). Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievements, and may contain words such as "believe," "anticipate," "expect," "estimate," "project," or words or phrases of similar meaning. In our reports and filings we may make forward-looking statements regarding, among other things, our expectations about future sales levels and financial results, future training and consulting sales activity, expected benefits from restructuring plans and growth initiatives, anticipated renewals of subscription offerings, the impact of new accounting standards on our financial condition and results of operations, the amount and timing of capital expenditures, anticipated expenses, including SG&A expenses, depreciation, and amortization, future gross margins, the release of new services or products, the adequacy of existing capital resources, our ability to renew or extend our line of credit facility, the amount of cash expected to be paid for income taxes, our ability to maintain adequate capital for our operations for at least the upcoming 12 months, the seasonality of future sales, future compliance with the terms and conditions of our line of credit, the ability to borrow on our line of credit, expected collections of accounts receivable, estimated capital expenditures, and cash flow estimates used to determine the fair value of long-lived assets. These, and other forward-looking statements, are subject to certain risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties are disclosed from time to time in reports filed by us with the SEC, including reports on Forms 8-K, 10-Q, and 10-K. Such risks and uncertainties include, but are not limited to, the matters discussed in Item 1A of this Annual Report on Form 10-K for the fiscal year ended August 31, 2025, entitled "Risk Factors." In addition, such risks and uncertainties may include unanticipated developments in any one or more of the following areas: cybersecurity risks; unanticipated costs or capital expenditures; delays or unanticipated outcomes relating to our strategic plans and initiatives; dependence on existing products or services; the rate and consumer acceptance of new product introductions, including the All Access Pass and Impact Platform; competition; the impact of foreign exchange rates; the number and nature of customers and their product orders, including changes in the timing or mix of product or training orders; pricing of our products and services and those of competitors; adverse publicity; and other factors which may negatively affect our business.

The risks included here are not exhaustive. Other sections of this report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors may emerge and it is not possible for our management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any single factor, or combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, investors should not rely on forward-looking statements as a prediction of actual results.

The market price of our common stock has been and may remain volatile. Factors such as quarter-to-quarter variations in revenues and earnings or losses and our failure to meet expectations could have a significant impact on the market price of our common stock. In addition, the price of our common stock can change for reasons unrelated to our performance. Due to our relatively low market capitalization, the price of our common stock may also be affected by conditions such as a lack of analyst coverage and fewer potential investors.

Forward-looking statements are based on management's expectations as of the date made, and the Company does not undertake any responsibility to update any of these statements in the future except as required by law. Actual future performance and results will differ and may differ materially from that contained in or suggested by forward-looking statements as a result of the factors set forth in this Management's Discussion and Analysis and elsewhere in our filings with the SEC.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk of Financial Instruments

We are exposed to financial instrument market risk primarily through fluctuations in foreign currency exchange rates and interest rates. To manage risks associated with foreign currency exchange and interest rates, we may make limited use of derivative financial instruments. Derivatives are financial instruments that derive their value from one or more underlying financial instruments. As a matter of policy, our derivative instruments are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures. In addition, we do not enter into derivative contracts for trading or speculative purposes, nor are we party to any leveraged derivative instrument. During the fiscal years ended August 31, 2025, 2024, and 2023, we were not party to any foreign exchange contracts, interest rate swap agreements, or similar derivative instruments.

Foreign Exchange Sensitivity

Due to the global nature of our operations, we are subject to risks associated with transactions that are denominated in currencies other than the United States dollar, as well as the effects of translating amounts denominated in foreign currencies to United States dollars as a normal part of the reporting process. The objective of our foreign currency risk management activities is to reduce foreign currency risk in the consolidated financial statements. In order to manage foreign currency risks, we may make limited use of foreign currency forward contracts and other foreign currency related derivative instruments.

Interest Rate Sensitivity

At August 31, 2025, our long-term obligations primarily consisted of fixed-rate notes payable from the purchase of Strive Talent, Inc., and potential contingent consideration resulting from previous business acquisitions. Since our long-term obligations have a fixed interest rate, our overall interest rate sensitivity is primarily influenced by any amounts borrowed on our 2023 Credit Agreement. The effective interest rate on our line of credit facility is variable and was 6.0% at August 31, 2025. We did not have any borrowings against our 2023 Credit Agreement at August 31, 2025. However, if interest rates increase, and we borrow amounts on our 2023 Credit Agreement, we will incur additional interest expense on these variable-rate loans in future periods.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Franklin Covey Co.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Franklin Covey Co. and subsidiaries (the "Company") as of August 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended August 31, 2025, of the Company and our report dated November 12, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte + Touche LLP

Salt Lake City, Utah
November 12, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Franklin Covey Co.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Franklin Covey Co. and subsidiaries (the "Company") as of August 31, 2025 and 2024, the related consolidated income statements and statements of comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended August 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 12, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Refer to Note 2 to the Financial Statements

Critical Audit Matter Description

The Company recognizes revenue upon the transfer of control of promised products and services to customers in an amount equal to the consideration expected to be received in exchange for those products and services. The contracts for the Company's *Leader in Me* subscription offering often include promises to transfer multiple products or services to a customer which are considered distinct performance obligations and should be accounted for separately. The transaction price is allocated to each performance obligation on a relative standalone selling price (SSP) basis. The SSP is the price which the Company would sell a promised product or service separately to a customer. In determining the SSP, the Company considers the size and volume of transactions, price lists, historical sales, and contract prices.

Given the increased extent of audit effort in evaluating management's judgments in determining SSP, we identified the determination of SSP for the *Leader in Me* subscription offering as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's determination of SSP for these performance obligations, included the following, among others:

- We tested the effectiveness of internal controls over the determination of SSP.

- We selected a sample of customer agreements and performed the following:

    - Obtained and read customer contracts and invoices for each selection to evaluate if relevant contractual terms have been appropriately considered by management.

    - Assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.

    - Assessed the reasonableness of management's estimates of SSP for products and services and the allocation of the transaction price to identified performance obligations determined on a relative stand-alone selling basis.

    - Tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

Deloitte + Touche LLP

Salt Lake City, Utah
November 12, 2025

We have served as the Company's auditor since 2016.

FRANKLIN COVEY CO.
CONSOLIDATED BALANCE SHEETS

AUGUST 31,	2025	2024
In thousands, except per-share data		

ASSETS

Current assets:		
Cash and cash equivalents	$ 31,698	$ 48,663
Accounts receivable, less allowance for credit losses of $2,929 and $3,015	68,415	86,002
Inventories	5,165	4,002
Prepaid expenses	5,114	5,111
Other current assets	19,085	16,475
Total current assets	129,477	160,253
Property and equipment, net	14,324	8,736
Intangible assets, net	34,551	37,766
Goodwill	31,220	31,220
Deferred income tax assets	231	870
Other long-term assets	33,109	22,694
	$242,912	**$261,539**

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:		
Current portion of notes payable	$ 823	$ 835
Current portion of financing obligation	—	3,112
Accounts payable	8,780	7,862
Deferred subscription revenue	106,534	101,218
Customer deposits	16,327	16,972
Accrued liabilities	24,828	32,454
Total current liabilities	157,292	162,453
Notes payable, less current portion	—	775
Financing obligation, less current portion	—	1,312
Other liabilities	14,718	10,732
Deferred income tax liabilities	3,991	3,132
Total liabilities	176,001	178,404
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Common stock, $0.05 par value; 40,000 shares authorized, 27,056 shares issued	1,353	1,353
Additional paid-in capital	230,251	231,813
Retained earnings	126,272	123,204
Accumulated other comprehensive loss	(1,032)	(768)
Treasury stock at cost, 14,565 shares and 14,084 shares	(289,933)	(272,467)
Total shareholders' equity	66,911	83,135
	$242,912	**$261,539**

See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED INCOME STATEMENTS AND STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED AUGUST 31,	2025	2024	2023
In thousands, except per-share amounts			
Revenue	$267,067	$287,233	$280,521
Cost of revenue	63,498	66,161	67,031
Gross profit	203,569	221,072	213,490
Selling, general, and administrative	182,684	175,941	177,951
Restructuring costs	6,723	3,008	565
Impaired asset	—	928	—
Depreciation	4,066	3,905	4,271
Amortization	4,392	4,248	4,342
Income from operations	**5,704**	**33,042**	**26,361**
Interest income	928	1,123	1,091
Interest expense	(565)	(1,119)	(1,583)
Income before income taxes	6,067	33,046	25,869
Income tax provision	(2,999)	(9,644)	(8,088)
Net income	**$ 3,068**	**$ 23,402**	**$ 17,781**
Net income per share:			
Basic	$ 0.24	$ 1.78	$ 1.30
Diluted	0.24	1.74	1.24
Weighted average number of common shares:			
Basic	12,927	13,171	13,640
Diluted	13,053	13,472	14,299
COMPREHENSIVE INCOME:			
Net income	$ 3,068	$ 23,402	$ 17,781
Foreign currency translation adjustments, net of income tax provision of $(21), $(11), and $(80)	(264)	219	(445)
Comprehensive income	**$ 2,804**	**$ 23,621**	**$ 17,336**

See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED AUGUST 31,	2025	2024	2023
In thousands			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,068	$ 23,402	$ 17,781
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,458	8,153	8,613
Amortization of capitalized curriculum development costs	4,440	3,172	3,084
Deferred income taxes	1,468	1,885	4,748
Stock-based compensation expense	5,805	10,142	12,520
Impaired asset	—	928	—
Change in the fair value of contingent consideration liabilities	—	—	7
Amortization of right-of-use operating lease assets	610	760	834
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable, net	17,464	(3,759)	(9,452)
Decrease (increase) in inventories	(1,161)	228	(692)
Increase in prepaid expenses and other assets	(1,447)	(1,414)	(88)
Increase (decrease) in accounts payable and accrued liabilities	(5,770)	403	(9,541)
Increase in deferred revenue and customer deposits	3,151	13,458	8,806
Increase (decrease) in income taxes payable/receivable	(5,942)	3,453	(195)
Decrease in other liabilities	(1,167)	(554)	(687)
Net cash provided by operating activities	**28,977**	**60,257**	**35,738**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(8,253)	(3,694)	(4,515)
Capitalized curriculum development costs	(7,561)	(6,866)	(9,035)
Acquisition of license/content rights	(1,074)	(750)	—
Net cash used for investing activities	**(16,888)**	**(11,310)**	**(13,550)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from term notes payable financing	—	—	7,500
Principal payments on notes payable	(835)	(5,835)	(13,335)
Principal payments on financing obligation	(3,112)	(3,538)	(3,199)
Purchases of common stock for treasury	(26,374)	(30,749)	(35,555)
Payment of contingent consideration liabilities	—	—	(736)
Cash paid for new secured credit agreement	—	—	(393)
Proceeds from sales of common stock held in treasury	1,540	1,467	1,539
Net cash used for financing activities	**(28,781)**	**(38,655)**	**(44,179)**
Effect of foreign currency exchange rates on cash and cash equivalents	(273)	141	(296)
Net increase (decrease) in cash and cash equivalents	(16,965)	10,433	(22,287)
Cash and cash equivalents at beginning of the year	48,663	38,230	60,517
Cash and cash equivalents at end of the year	**$ 31,698**	**$ 48,663**	**$ 38,230**
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 7,693	$ 4,205	$ 3,308
Cash paid for interest	496	1,107	1,501
Non-cash investing and financing activities:			
Acquisition of property and equipment and capitalized curriculum financed by accounts payable and accrued liabilities	$ 3,255	$ 1,036	$ 548
Consideration for reacquired license rights from liabilities of seller	168	—	—
Acquisition of content rights financed by accounts payable and other liabilities	678	750	—

See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock Shares	Treasury Stock Amount
In thousands							
Balance at August 31, 2022	27,056	$ 1,353	$ 220,246	$ 82,021	$ (542)	(13,203)	$ (220,264)
Issuance of common stock from treasury			(127)			98	1,666
Purchase of treasury shares						(885)	(35,555)
Unvested share award			(266)			16	266
Stock-based compensation			12,520				
Cumulative translation adjustments					(445)		
Net income				17,781			
Balance at August 31, 2023	27,056	1,353	232,373	99,802	(987)	(13,974)	(253,887)
Issuance of common stock from treasury			(10,266)			643	11,733
Purchase of treasury shares						(776)	(30,749)
Unvested share award			(436)			23	436
Stock-based compensation			10,142				
Cumulative translation adjustments					219		
Net income				23,402			
Balance at August 31, 2024	27,056	1,353	231,813	123,204	(768)	(14,084)	(272,467)
Issuance of common stock from treasury			(6,831)			431	8,372
Purchase of treasury shares						(939)	(26,374)
Unvested share award			(536)			27	536
Stock-based compensation			5,805				
Cumulative translation adjustments					(264)		
Net income				3,068			
Balance at August 31, 2025	**27,056**	**$1,353**	**$230,251**	**$126,272**	**$(1,032)**	**(14,565)**	**$(289,933)**

See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Franklin Covey Co. (hereafter referred to as we, us, our, or the Company) is a global company specializing in organizational performance improvement. We help individuals and organizations achieve results that require a change in human behavior and our mission is to "enable greatness in people and organizations everywhere." We have some of the best-known offerings in the training industry, including a suite of individual-effectiveness and leadership-development training and products based on the best-selling books, *The 7 Habits of Highly Effective People*, *The Speed of Trust*, *The Leader In Me*, *The Four Disciplines of Execution*, and *Multipliers*, and proprietary content in the areas of Leadership, Execution, Productivity, Sales Performance, and Educational improvement. Our offerings are described in further detail at www.franklincovey.com and elsewhere in this report. Through our organizational research and curriculum development efforts, we seek to consistently create, develop, and introduce new services and products that help individuals and organizations achieve their own great purposes.

Fiscal Year

Our fiscal year ends on August 31 of each year and our fiscal quarters end on the last day of November, February, and May. Unless otherwise noted, references to fiscal years apply to the 12 months ended August 31 of the specified year.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and our wholly owned subsidiaries, which consist of Franklin Development Corp., and our offices that serve clients in Japan, China, the United Kingdom, Ireland, Australia, New Zealand, Germany, France, Switzerland, and Austria. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, shareholders' equity, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Our cash is deposited with financial institutions located throughout the United States of America and at banks in foreign countries where we operate subsidiary offices, and at times these deposits may exceed insured limits. We consider all highly liquid debt instruments with an original maturity date of three months or less to be cash equivalents. Of our $31.7 million of cash at August 31, 2025, $12.2 million was held outside the U.S. by our foreign subsidiaries. We routinely repatriate cash from our foreign subsidiaries and consider cash generated from foreign activities a key component of our overall liquidity position.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the first-in, first-out method. Cash flows from the sale of inventory are included in cash flows provided by operating activities in our consolidated statements of cash flows. At each of August 31, 2025 and 2024, our inventories were comprised primarily of training materials, books, training-related accessories, and consisted of finished goods.

Provision is made to reduce excess and obsolete inventories to their estimated net realizable value. In assessing the valuation of our inventories, we make judgments regarding future demand requirements and compare these estimates with current and committed inventory levels. Inventory requirements may change based on projected customer demand, training curriculum life-cycle changes, and other factors that could affect the valuation of our inventories.

Other Current Assets

Significant components of our other current assets were as follows (in thousands):

AUGUST 31,	2025	2024
Deferred commissions	$15,335	$14,784
Other current assets	3,750	1,691
	$19,085	$16,475

We defer commission expense on subscription-based sales and recognize the commission expense with the recognition of the corresponding revenue.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense, which includes depreciation on our previous corporate headquarters location that was accounted for as a financing obligation (Note 7), is calculated using the straight-line method over the lesser of the expected useful life of the asset or the contracted lease period. We generally use the following depreciable lives for our major classifications of property and equipment:

Description	Useful Lives
Buildings	20 years
Machinery and equipment	5–7 years
Computer hardware and software	3–5 years
Furniture, fixtures, and leasehold improvements	5–7 years

At the end of the master lease on our previous headquarters corporate campus, we relocated our corporate headquarters and wrote off the property and equipment associated with the previous headquarters location. Our property and equipment were comprised of the following (in thousands):

AUGUST 31,	2025	2024
Land and improvements	$ —	$ 1,312
Buildings	—	28,240
Machinery and equipment	—	401
Computer hardware and software	36,544	29,263
Furniture, fixtures, and leasehold improvements	3,959	9,362
	40,503	68,578
Less accumulated depreciation	(26,179)	(59,842)
	$ 14,324	$ 8,736

We expense costs for repairs and maintenance as incurred. Gains and losses resulting from the sale of property and equipment are recorded in income from operations. Depreciation of capitalized subscription portal costs is included in depreciation expense in the accompanying consolidated income statements and statements of comprehensive income.

Impairment of Long-Lived Assets

Long-lived tangible assets and finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We use an estimate of undiscounted future net cash flows of the assets over the remaining useful lives in determining whether the carrying value of the assets is recoverable. If the carrying values of the assets exceed the anticipated future cash flows of the assets, we recognize an impairment loss equal to the difference between the carrying values of the assets and their estimated fair values. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent from other groups of assets. The evaluation of long-lived assets requires us to use estimates of future cash flows. If forecasts and assumptions used to support the realizability of our long-lived tangible and finite-lived intangible assets change in the future, significant impairment charges could result that would adversely affect our results of operations and financial condition.

In a prior period, we initiated the development of a student leadership assessment. However, due to societal changes in perception regarding the collection of student information and potential legal challenges, during fiscal 2024 we determined that it was in the best interest of the Company to suspend further development of the student leadership assessment and impair the associated asset. Approximately $0.6 million of the capitalized costs were for software and were previously included in property and equipment, and $0.3 million was included in capitalized development, which is included in our other long-term assets. The student leadership assessment was being developed for use in our Education Division.

Indefinite-Lived Intangible Assets and Goodwill Impairment Testing

Intangible assets that are deemed to have an indefinite life and acquired goodwill are not amortized, but rather are tested for impairment on an annual basis or more often if events or circumstances indicate that a potential impairment exists. The Covey trade name intangible asset has been deemed to have an indefinite life. This intangible asset is tested for impairment using qualitative factors or the present value of estimated royalties on trade name related revenues, which consist primarily of training seminars and work sessions, international licensee sales, and related products. Based on the fiscal 2025 evaluation of the Covey trade name, we believe the fair value of the Covey trade name substantially exceeds its carrying value. No impairment charges were recorded against the Covey trade name during the periods presented in this report.

Goodwill is recorded when the purchase price for a business acquisition exceeds the estimated fair value of the net tangible and identified intangible assets acquired. We test goodwill for impairment each year on August 31 or upon the occurrence of events or changes in circumstances which indicate that goodwill may be impaired. Goodwill is assigned to our reporting units, which are our operating segments, where discrete financial information is available that is regularly reviewed by management to evaluate segment performance.

During the annual impairment testing process, we have the option to first perform a qualitative assessment (commonly referred to as Step Zero) over relative events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or to perform a quantitative assessment where we estimate the fair value of each reporting unit using both an income and market approach. At August 31, 2025, we completed a quantitative assessment of our goodwill and concluded there were no impairments. Refer to Note 4, *Intangible Assets and Goodwill* for further information on our goodwill, including the allocation of our goodwill to our reportable segments.

When we perform a quantitative analysis to assess the recoverability of our goodwill, we determine the estimated fair value of each reporting unit and compare it to the carrying value of the reporting unit, including goodwill. If the fair value is less than the carrying value of the net assets and related goodwill, an impairment charge is recognized for the difference. The estimated fair value of each reporting unit is calculated using a combination of the income approach (discounted cash flows) and the market approach (using market multiples derived from a set of companies with comparable market characteristics). The value estimated using a discounted cash flow model is weighted against the estimated value derived from the guideline company market approach method. The market approach method estimates the price reasonably expected to be realized from the sale of the reporting unit based on comparable companies. In developing the discounted cash flow analysis, our assumptions about future revenues and expenses, capital expenditures, and changes in working capital are based on our internal plan and assume a terminal growth rate thereafter. The discounted cash flow analysis is derived from valuation techniques in which one or more significant inputs are not observable and constitute Level 3 fair value measures.

The determination of the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Capitalized Curriculum Development Costs

During the normal course of business, we develop training courses and related materials that we sell to our clients. Capitalized curriculum development costs include certain expenditures to develop course materials such as video segments, course manuals, and other related materials. Our capitalized curriculum development spending in fiscal 2025, which totaled $7.6 million, was primarily to create new and refreshed offerings and content for the AAP and new offerings for our Education practice. Curriculum costs are capitalized when there is a major revision to an existing course that requires a significant re-write of the course materials, or a significant investment in new curriculum. Costs incurred to maintain existing offerings are expensed when incurred. In addition, development costs incurred in the research and development of new offerings and software products to be sold, leased, or otherwise marketed are expensed as incurred until economic and technological feasibility have been established.

Capitalized development costs are amortized over three-to-five year useful lives, which are based on numerous factors, including expected cycles of major changes to the content. Capitalized curriculum development costs are reported as a component of other long-term assets in our consolidated balance sheets and totaled $18.0 million and $15.3 million at August 31, 2025 and 2024. Amortization of capitalized curriculum development costs is reported as a component of cost of revenue in the accompanying consolidated income statements and statements of comprehensive income.

Accrued Liabilities

Significant components of our accrued liabilities were as follows (in thousands):

AUGUST 31,	2025	2024
Accrued compensation	$14,384	$18,463
Other accrued liabilities	10,444	13,991
	$24,828	$32,454

Contingent Consideration Payments from Business Acquisitions

Business acquisitions may include contingent consideration payments based on various future financial measures related to the acquired entity. Contingent consideration is required to be recognized at fair value as of the acquisition date. We estimate the fair value of these liabilities based on financial projections of the acquired company and estimated probabilities of achievement. Based on updated estimates and projections, the contingent consideration liabilities are adjusted at each reporting date to their estimated fair value. Changes in fair value subsequent to the acquisition date are reported in selling, general, and administrative expense in our consolidated income statements and statements of comprehensive income and may have a material impact on our operating results. Variations in the fair value of contingent consideration liabilities may result from changes in discount periods or rates, changes in the timing and amount of earnings estimates, and changes in probability assumptions with respect to the likelihood of achieving various payment criteria.

Foreign Currency Translation and Transactions

The functional currencies of our foreign operations are the reported local currencies. Translation adjustments result from translating our foreign subsidiaries' financial statements into United States dollars. The balance sheet accounts of our foreign subsidiaries are translated into United States dollars using the exchange rate in effect at the balance sheet dates. Revenues and expenses are translated using average exchange rates for each month during the fiscal year. The resulting translation differences are recorded as a component of accumulated other comprehensive loss in shareholders' equity. We recognized net foreign currency transaction gains of $0.1 million in fiscal 2025, and net foreign currency transaction losses of $0.1 million in each of fiscal 2024 and fiscal 2023. Foreign exchange transaction gains and losses and are included as a component of selling, general, and administrative expenses in our consolidated income statements and statements of comprehensive income.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. For further information on our revenue, refer to Note 2, *Revenue*.

Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts and product returns.

Shipping and Handling Fees and Costs

All shipping and handling fees billed to customers are recorded as a component of revenue. All costs incurred related to the shipping and handling of products are recorded in cost of revenue.

Advertising Costs

Costs for advertising are expensed as incurred. Advertising costs included in selling, general, and administrative expenses totaled $5.5 million, $5.2 million, and $4.5 million for the fiscal years ended August 31, 2025, 2024, and 2023, respectively.

Stock-Based Compensation

We record the compensation expense for all stock-based payments, including grants of stock awards and the compensatory elements of our employee stock purchase plan, in our consolidated income statements and statements of comprehensive income based upon their fair values over the requisite service period. For more information on our stock-based compensation plans, refer to Note 12.

Income Taxes

Our income tax provision has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The income tax provision represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred income taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for tax rates and tax laws when changes are enacted. A valuation allowance is provided against deferred income tax assets when it is more likely than not that all or some portion of the deferred income tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized as components of income tax benefit or expense in our consolidated income statements and statements of comprehensive income.

We may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We provide for income taxes, net of applicable foreign tax credits, on temporary differences in our investment in foreign subsidiaries, which consist primarily of unrepatriated earnings.

Comprehensive Income

Comprehensive income includes changes to equity accounts that were not the result of transactions with shareholders. Comprehensive income is comprised of net income and other comprehensive income and loss items. Our other comprehensive income and losses generally consist of changes in the cumulative foreign currency translation adjustment, net of tax.

Accounting Pronouncement Issued and Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU is intended to improve the reportable segment disclosure primarily by requiring entities to provide more disaggregated expense information about their reportable segments. The new guidance also improves interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. We adopted this ASU for fiscal 2025 and the related disclosures are included in Note 17, *Segment Information.* The amendments were effective for the Company's annual periods beginning September 1, 2024, and interim periods beginning September 1, 2025 and have been applied retrospectively to all prior periods presented in the financial statements.

Accounting Pronouncements Issued Not Yet Adopted

On December 14, 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures.* ASU 2023-09 provides guidance to enhance transparency about income tax information through improvements to income tax disclosures primarily related to the effective income tax rate reconciliation and income taxes paid. This new guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. We are currently assessing the anticipated impact of this standard on our consolidated financial statements. The amendments are effective for our annual periods beginning September 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on our disclosures.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses,* which requires a public entity to disclose certain operating expenses disaggregated into categories, such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization on an annual and interim basis. The guidance in ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The provisions within the update may be applied retrospectively for all periods presented in the financial statements. While we are still evaluating the specific impacts and adoption method, we anticipate this guidance will have a significant impact on our consolidated financial statement disclosures.

On September 18, 2025, the FASB issued ASU 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software*, which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. This ASU makes targeted improvements to the accounting for software costs. ASU 2025-06 also supersedes the guidance for website development costs along with the recognition requirements for development costs specific to websites. This guidance is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the ASU to determine its impact on our financial statements.

2. REVENUE

We earn revenue from contracts with customers primarily through the delivery of our All Access Pass (AAP) and the *Leader in Me* membership subscription offerings, through the delivery of training days and training course materials (whether digitally or in person), and through the licensing of rights to sell our content into geographic locations where the Company does not maintain a direct office. We also earn revenues from leasing arrangements that are not accounted for under Topic 606. Returns and refunds are generally immaterial, and we do not have any significant warranty obligations.

We recognize revenue upon the transfer of control of promised products and services to customers in an amount equal to the consideration we expect to receive in exchange for those products or services. Although rare, if the consideration promised in a contract includes variable amounts, we evaluate the estimate of variable consideration to determine whether the estimate needs to be constrained. We include the variable consideration in the transaction price only to the extent that it is probable a significant reversal of the amount of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through application of the following steps:

- Identification of the contract with a customer
- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when the Company satisfies the performance obligations

Taxes assessed by a government authority that are collected from a customer are excluded from revenue.

Subscription Revenues

Subscription revenues primarily relate to the Company's AAP and the *Leader in Me* membership offerings. We have determined that it is most appropriate to account for the AAP as a single performance obligation and recognize the associated transaction price ratably over the term of the underlying contract beginning on the commencement date of each contract, which is the date the Company's platforms and resources are made available to the customer. This determination was reached after considering that our web-based functionality and content, in combination with our intellectual property, each represent inputs that transform into a combined output that represents the intended outcome of the AAP, which is to provide a continuously accessible, customized, and dynamic learning and development solution only accessible through the AAP platform.

We typically invoice our customers annually upon execution of the contract or subsequent renewals. Amounts that have been invoiced are recorded in accounts receivable and in deferred subscription revenue until the transfer of control has occurred and the amount is recognized in revenue.

Our *Leader in Me* membership offering is bifurcated into a portal membership obligation and a coaching delivery obligation. We have determined that it is appropriate to recognize revenue related to the portal membership over the term of the underlying contract and to recognize revenue from coaching as those services are performed. The combined contract amount is recorded in deferred subscription revenue until the performance obligations are satisfied. Any additional coaching or training days which are contracted independent of a *Leader in Me* membership are recorded as revenue in accordance with our general policy for services and products as described below.

Services and Products

We deliver Company-led training days from our offerings, such as *The 7 Habits of Highly Effective People*, at a customer's location or live-online based upon a daily consultant rate and a set price for training materials. These revenues are recognized as the training days occur and the services are performed. Customers also have the option to purchase training materials and present our offerings through internal facilitators and not through the use of a Franklin Covey consultant. Revenue is recognized from these product sales when the materials are shipped. Shipping revenues associated with product sales are recorded in revenue with the corresponding shipping cost being recorded as a component of cost of revenue.

Royalties

Our international strategy includes the use of licensees in countries where we do not have a wholly-owned direct office. Licensee companies are unrelated entities that have been granted a license to translate our content and offerings, adapt the content to the local culture, and sell our content in a specific country or region. We recognize revenue on the upfront fees from the sale of a territory to a licensee over the term of the initial contract. Licensees are then required to pay us royalties based upon a percentage of their sales to clients. We recognize royalty income each reporting period based upon sales information reported to us from the licensees. Refer to the disaggregated revenue information presented in Note 17, *Segment Information*, for our royalty revenues in the fiscal years presented in this report.

Contracts with Multiple Performance Obligations

We periodically enter into contracts that include multiple performance obligations. A performance obligation is a promise in a contract to transfer products or services that are distinct, or that are distinct within the context of the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. Determining whether products and services meet the distinct criteria that should be accounted for separately or combined as one unit of accounting requires significant judgment.

When determining whether goods and services meet the distinct criteria, we consider various factors for each agreement including the availability of the services and the nature of the offerings and services. We allocate the transaction price to each performance obligation on a relative standalone selling price (SSP) basis. Judgment is required to determine the SSP for each distinct performance obligation. The SSP is the price which the Company would sell a promised product or service separately to a customer. In determining the SSP, we consider the size and volume of transactions, price lists, historical sales, and contract prices. We may modify our pricing from time-to-time in the future, which could result in changes to the SSP.

Contract Balances

As described above, our subscription revenue is recognized ratably over the term of the underlying contract beginning on the commencement date of each agreement. The timing of when these contracts are invoiced, cash is collected, and revenue is recognized impacts our accounts receivable and deferred subscription revenue accounts. We generally bill our clients in advance for subscription offerings or within the month that the training and products are delivered. As such, consideration due to the Company for work performed is included in accounts receivable and we do not have a significant amount of contract assets. Our receivables are generally collected within 30 to 150 days but typically no longer than 12 months. Deferred subscription revenue primarily consists of billings or payments received in advance of revenue being recognized from our subscription offerings. Furthermore, our clients, to expend funds in a particular budget cycle, may prepay for services or products which are recorded as customer deposits until the amount is applied to a subscription contract. Our deferred subscription revenue totaled $111.7 million at August 31, 2025 and $107.9 million at August 31, 2024, of which $5.1 million and $6.7 million were classified as components of other long-term liabilities at August 31, 2025 and August 31, 2024, respectively. We recognized $147.9 million of previously deferred subscription revenue during each of the fiscal years ended August 31, 2025 and 2024.

Remaining Performance Obligations

When possible, we enter into multi-year non-cancellable contracts which are invoiced either upon execution of the contract or at the beginning of each annual contract period. Our remaining performance obligation represents contracted revenue that has not yet been recognized, including unearned subscription revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price is influenced by factors such as seasonality, the average length of the contract term, and the ability of the Company to continue to enter multi-year non-cancellable contracts. At August 31, 2025 we had $184.4 million of remaining performance obligations, including $111.7 million of deferred revenue related to our subscription offerings. The remaining performance obligation does not include customer deposits as those amounts are generally refundable at the client's request prior to the satisfaction of the obligation.

Costs Capitalized to Obtain Contracts

We capitalize the incremental costs of obtaining non-cancellable subscription revenue, primarily from the All Access Pass and the *Leader in Me* membership offerings. These incremental costs consist of sales commissions paid to our sales force and include the associated payroll taxes and fringe benefits. As the same commission rates are paid annually when the customer renews their contract, the capitalized commission costs are generally amortized ratably on an annual basis consistent with the recognition of the corresponding subscription revenue. At August 31, 2025, we have $17.6 million of capitalized direct commissions, of which $15.3 million is included in other current assets and $2.3 million is in other long-term assets based on the expected recognition of the commission expense. During the fiscal year ended August 31, 2025, we capitalized $23.9 million of commission costs to obtain revenue contracts and amortized $22.7 million of deferred commissions to selling, general, and administrative expense. At August 31, 2024, we had $16.4 million of capitalized direct commissions, of which $14.8 million was included in other current assets and $1.6 million was in other long-term assets.

Refer to Note 17, *Segment Information*, to these consolidated financial statements for our disaggregated revenue information.

3. ACCOUNTS RECEIVABLE

Our trade accounts receivable are recorded at cost less an allowance for estimated credit losses, which is the net amount we expect to collect.

We make ongoing estimates relating to the collectability of our accounts receivable and maintain an allowance for credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate the allowance based upon consideration of numerous factors, including historical bad debts, the age of customer receivable balances, industry trends, macroeconomic factors in the markets which we operate, and judgments about the creditworthiness of our customers based on ongoing credit evaluations. The allowance is adjusted as necessary to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions. Receivables that do not share the same risk characteristics as other trade receivables are evaluated on an individual basis, including those associated with customers that have a higher probability of default. We do not have a significant amount of notes or other receivables.

The following schedule provides a reconciliation of the activity in our allowance for estimated credit losses during the periods indicated (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
Beginning balance	$ 3,015	$3,790	$4,492
Charged to costs and expenses	2,042	(64)	(66)
Deductions	(2,128)	(711)	(636)
Ending balance	$ 2,929	$3,015	$3,790

The deductions on the foregoing table represent the write-off of amounts deemed uncollectible during the fiscal year presented. Our write-offs increased in fiscal 2025 due to activity in Japan and the United Kingdom which reflected business environment uncertainties and difficulties in these countries. During each of fiscal 2024 and 2023, we received payment from customers whose accounts we had previously reserved against because of potential pandemic-related uncertainties. Accordingly, we reversed a portion of the allowance during each of these fiscal years to reflect the payments. At August 31, 2024, we had no remaining reserve for pandemic-related credit losses. Recoveries of amounts previously written off were insignificant for the periods presented. No customer accounted for more than 10% of our sales or accounts receivable in any year presented.

4. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

Our intangible assets were comprised of the following (in thousands):

AUGUST 31, 2025	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets:			
Acquired content	$ 49,812	$(47,089)	$ 2,723
License rights	34,428	(28,631)	5,797
Customer lists	15,982	(15,736)	246
Acquired technology	7,282	(4,641)	2,641
Trade names	1,883	(1,764)	119
Non-compete agreements and other	930	(905)	25
	110,317	(98,766)	11,551
Indefinite-lived intangible asset:			
Covey trade name	23,000	—	23,000
	$133,317	$(98,766)	$34,551
AUGUST 31, 2024			
Finite-lived intangible assets:			
Acquired content	$ 49,806	$(45,501)	$ 4,305
License rights	33,258	(26,889)	6,369
Customer lists	15,982	(15,589)	393
Acquired technology	7,282	(3,920)	3,362
Trade names	1,883	(1,586)	297
Non-compete agreements and other	930	(890)	40
	109,141	(94,375)	14,766
Indefinite-lived intangible asset:			
Covey trade name	23,000	—	23,000
	$132,141	$(94,375)	$37,766

During fiscal 2024, we purchased the content rights for *The Teacher Believed in Me* (TBIM) for $1.5 million in cash. We believe the content in TBIM is compelling and fits well within our *Leader in Me* offering. While the author retains the copyright to TBIM, the agreement grants us broad rights for the development and use of TBIM content. The content license does not have an expiration date and the purchase price is payable in two installments of $0.8 million. We are amortizing the content license over a 10-year useful life, which is similar to other licenses, and the final payment was made in January 2025.

Our intangible assets are amortized over the estimated useful life of the asset. The range of remaining estimated useful lives and weighted-average amortization period over which we are amortizing the major categories of finite-lived intangible assets at August 31, 2025 were as follows:

Category of Intangible Asset	Range of Remaining Estimated Useful Lives	Weighted Average Amortization Period
Acquired content	1 to 7 years	30 years
License rights	2 to 8 years	30 years
Customer lists	2 years	12 years
Acquired technology	4 years	7 years
Trade names	1 year	5 years
Non-compete agreements and other	2 to 4 years	3 years

Our aggregate amortization expense from finite-lived intangible assets totaled $4.4 million, $4.2 million, and $4.3 million for the fiscal years ended August 31, 2025, 2024, and 2023. Amortization expense from our intangible assets over the next five years is expected to be as follows (in thousands):

YEAR ENDING AUGUST 31,	
2026	$2,665
2027	2,440
2028	2,168
2029	1,702
2030	779

Goodwill

We performed our annual testing of goodwill in accordance with the accounting policies described in Note 1, *Nature of Operations and Summary of Significant Accounting Policies.* We completed a quantitative assessment of our goodwill as of August 31, 2025 and concluded there were no impairments. We do not have any accumulated impairment charges against the carrying value of our goodwill. In connection with the new reporting structure as described in Note 17, *Segment Information*, we performed a quantitative analysis of the fair value of each segment and allocated goodwill from the historical Direct Office segment to the newly created North America and International Direct Office segments based on their relative fair values. At August 31, 2025 and 2024, goodwill was allocated to our segments as shown below (in thousands):

AUGUST 31,	2024	Allocation	2025
North America	$22,962	$(3,837)	$19,125
International direct offices	—	3,837	3,837
International licensees	5,928	—	5,928
Education practice	2,330	—	2,330
	$31,220	$ —	$31,220

5. SECURED CREDIT AGREEMENT

On March 27, 2023, we entered into a credit agreement (the 2023 Credit Agreement) with KeyBank National Association (KeyBank) leading a group of financial institutions (collectively, the Lenders). KeyBank acts as the sole administrative and collateral agent under the 2023 Credit Agreement. The 2023 Credit Agreement provides up to $70.0 million in total credit, of which $7.5 million was used to replace a previously outstanding term loan, which was fully repaid in June 2024. The remaining $62.5 million is available as a revolving line of credit or for future term loans.

The 2023 Credit Agreement matures on March 27, 2028, and interest on term loan borrowings under the 2023 Credit Agreement was due and payable on the principal payment dates. Interest on all other borrowings is due the last day of each month. The interest rate for all borrowings on the 2023 Credit Agreement is based on the Secured Overnight

Financing Rate (SOFR) and is a tiered structure that varies according to the Leverage Ratio calculated at the end of each fiscal quarter. At August 31, 2025 and 2024, we did not have any outstanding term loan or line of credit debt, and the interest rate on the 2023 Credit Agreement was 6.0% at August 31, 2025 and 6.9% at August 31, 2024. We are also charged an unused credit commitment fee of 0.2% per annum, which is paid quarterly.

The Leverage Ratio as defined by the 2023 Credit Agreement is funded debt to adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA) and determines the applicable interest rate as shown below:

Leverage Ratio	Interest Rate
Less than 1.00	SOFR plus 1.50%
Between 1.00 and 2.00	SOFR plus 1.75%
Between 2.01 and 2.50	SOFR plus 2.25%
Greater than 2.51	SOFR plus 2.75%

The 2023 Credit Agreement also contains representations, warranties, and certain covenants. When any amounts are outstanding under the 2023 Credit Agreement, we are subject to a number of affirmative and negative covenants, including covenants regarding dispositions of property, investments, forming or acquiring subsidiaries, and business combinations or acquisitions, among other customary covenants, subject to certain exceptions. As defined in the 2023 Credit Agreement, we are (i) required to maintain a Leverage Ratio of less than 3.00 to 1.00 and a Fixed Charge Coverage Ratio greater than 1.15 to 1.00; and (ii) we are restricted from making certain distributions to stockholders, including repurchases of common stock. However, we are permitted to make distributions, including through purchases of outstanding common stock, provided that we are in compliance with the Leverage Ratio and Fixed Charge Coverage Ratio financial covenants before and after such distribution. In the event of noncompliance with these financial covenants and other defined events of default, the Lenders are entitled to certain remedies, including acceleration of the repayment of amounts outstanding under the 2023 Credit Agreement. At August 31, 2025, we believe that we were in compliance with the covenants and conditions of the 2023 Credit Agreement.

The 2023 Credit Agreement is secured by substantially all of our assets and certain of our subsidiaries, and provides for standard events of default, such as for non-payment and failure to perform or observe covenants, and contains standard indemnifications benefitting the Lenders. In connection with the 2023 Credit Agreement, the Company and certain of its subsidiaries, as applicable, also entered into a Security Agreement, Intellectual Property Security Agreement, and Guaranty of Payment.

6. NOTES PAYABLE

At August 31, 2025 and 2024, our notes payable consisted of an obligation to the former owners of Strive Talent, Inc., which was acquired in fiscal 2021. The note payable to the former owners of Strive is recorded at net present value and accrues interest at 3.6% until the obligation is paid in full. The final $0.8 million payment on the Strive note payable is due in April 2026. The previously outstanding term loan payable to the bank under the 2023 Credit Agreement was repaid in full, as scheduled, in June 2024.

7. FINANCING OBLIGATION

We previously sold our corporate headquarters campus located in Salt Lake City, Utah, and entered into a 20-year master lease agreement with the purchaser, an unrelated private investment group. The 20-year master lease agreement expired in June 2025, and we elected to not renew the contract. Although the corporate headquarters facility was sold and we had no legal ownership of the property, the applicable accounting guidance prohibited us from recording the transaction as a sale since we subleased a significant portion of the property that was sold. We accounted for the corporate campus lease as a financing obligation on our consolidated balance sheet through its maturity in June 2025.

At August 31, 2025, we were involved in litigation against the former landlord as described in Note 9, *Commitments and Contingencies.*

The financing obligation on our corporate campus was comprised of the following (in thousands):

AUGUST 31,	2025	2024
Financing obligation payable in monthly installments of $341 at August 31, 2024, including principal and interest, with 2% annual increases (imputed interest at 7.7%), through June 2025	$—	$ 4,424
Less current portion	—	(3,112)
Total financing obligation, less current portion	$—	$ 1,312

The $1.3 million difference between the carrying value of the financing obligation and the present value of the future minimum financing obligation payments represented the carrying value of the land sold in the financing transaction, which is not depreciated. At the conclusion of the master lease agreement, the remaining financing obligation and carrying value of the land were offset and eliminated from our consolidated financial statements.

8. LEASES

Lessee Obligations

In the normal course of business, we lease office space, primarily for our corporate administration and international sales administration offices, in commercial office complexes that are conducive to these functions. During fiscal 2025, we entered into a new lease agreement for leased headquarters space following the termination of our previous campus lease, which was accounted for as a financing obligation (Note 7). We also rent warehousing and distribution facilities that are designed to provide secure storage and efficient distribution of our training products, books, and accessories, and certain office equipment. These leases are classified as operating leases. Operating lease assets and liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. Since most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Leases with an initial term of 12 months or less are not recorded on the balance sheet and we do not have significant amounts of variable lease payments.

Some of our operating leases contain renewal options that may be exercised at our discretion after the completion of the base rental term. At August 31, 2025, we had operating leases with remaining terms ranging from less than one year to approximately 11 years. The amounts of assets and liabilities (in thousands) and other information related to our operating leases follows:

AUGUST 31,		2025	2024
Assets:			
Operating lease right of use assets	Other long-term assets	$6,933	$1,140
Liabilities:			
Current:			
Operating lease liabilities	Accrued liabilities	$ 657	$ 509
Long-Term:			
Operating lease liabilities	Other long-term liabilities	6,339	631
		$6,996	$1,140
Weighted Average Remaining Lease Term:			
Operating leases (years)		9.9	2.4
Weighted Average Discount Rate:			
Operating leases		6.9%	6.7%

We obtained $6.3 million, $1.1 million, and $0.6 million of right-of-use operating lease assets in exchange for operating lease liabilities during the fiscal years ended August 31, 2025, 2024, and 2023. During fiscal 2025, we paid $0.5 million of cash for amounts included in lease liabilities as reported in cash flows from operating activities. Amounts paid for lease liabilities in prior years were immaterial.

Future minimum lease payments under our operating leases at August 31, 2025, are as follows (in thousands):

YEAR ENDING AUGUST 31,	
2026	$ 689
2027	1,110
2028	887
2029	907
2030	932
Thereafter	5,468
Total operating lease payments	9,993
Less imputed interest	(2,997)
Present value of operating lease liabilities	$ 6,996

We recognize lease expense on a straight-line basis over the life of the lease agreement. Total lease expense, which consisted entirely of fixed payments, totaled $1.3 million, $1.1 million, and $1.2 million for the fiscal years ended August 31, 2025, 2024, and 2023.

Lessor Accounting

During the lease on our previous headquarters campus which expired in June 2025, we subleased the majority of the campus space to multiple tenants. These sublease agreements were accounted for as operating leases and we recognized sublease income on a straight-line basis over the life of the agreement. Sublease revenue totaled $1.5 million, $1.9 million, and $2.4 million during the fiscal years ended August 31, 2025, 2024, and 2023. We do not expect to recognize sublease revenues in the foreseeable future.

9. COMMITMENTS AND CONTINGENCIES

Warehouse Outsourcing Contract

We have a warehousing services agreement with an independent warehouse and distribution company to provide product kitting, warehousing, and order fulfillment services at a facility in Des Moines, Iowa. Under the terms of this contract, we pay a fixed charge of approximately $106,000 per year for account management services and variable charges for other warehousing services based on specified activities, including shipping charges. The current warehousing contract expired on October 31, 2025. We are in the process of renewing the warehousing contract.

During the fiscal years ended August 31, 2025, 2024, and 2023, we expensed $2.0 million, $2.2 million, and $2.7 million for services provided under the terms of our warehouse and distribution outsourcing contract. The total amount expensed each year includes freight charges, which are billed to us based upon activity. Freight charges included in the warehouse and distribution outsourcing costs totaled $1.4 million, $1.5 million, and $1.9 million during the fiscal years ended August 31, 2025, 2024, and 2023, respectively. Because of the variable component of the agreement, our payments for warehouse and distribution services may fluctuate in the future due to changes in revenue and levels of specified activities.

Purchase Commitments

During the normal course of business, we issue purchase orders to various vendors for products and services. At August 31, 2025, we had open purchase commitments totaling $4.5 million for products and services to be delivered primarily in fiscal 2026.

Self-Insurance Liabilities

We self-insure for certain associate medical benefits. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. These liabilities include amounts for actual claims and claims incurred but not reported. Actual experience, including claim frequency and severity as well as health care inflation, could result in actual liabilities being more or less than amounts currently recorded. We have accrued $1.1 million and $1.0 million for associate medical claims at August 31, 2025 and 2024, respectively, which are included as components of accrued liabilities on our consolidated balance sheets. We maintain stop-loss coverage for our self-insurance plan which is capped at $0.2 million per individual.

Letter of Credit

At August 31, 2025 and 2024, we had a standby letter of credit for $10,000. Nothing was drawn on this letter of credit at either August 31, 2025 or August 31, 2024.

Legal Matters and Loss Contingencies

Franklin Saltlake LLC, the landlord (the Landlord) for leased premises which housed the Company's corporate offices previously located at 2200 West Parkway Blvd, Salt Lake City, Utah, filed suit on December 20, 2024, in Third District Court, Salt Lake County, Utah, alleging that we have breached the lease by failing to make certain repairs and replacements to equipment on the premises. The Landlord originally sought approximately $2.3 million in damages and a right to enter the premises to make the alleged repairs. The Landlord filed an amended complaint on February 11, 2025, and the Company filed a motion to dismiss on February 25, 2025, which was subsequently denied by the court. In April 2025, the Landlord increased its damage claim to $3.8 million. The Company vacated the premises on June 30, 2025; however, the Landlord contends that the Company is in holdover. The Landlord filed a supplemental complaint on September 18, 2025, alleging approximately $5 million in damages as well as claims for declaratory relief. The Company denies all material allegations; contends that the premises and associated equipment remain in sound operating condition and use, that no such repairs are warranted or needed, and that the Landlord's demands are contrary to the language of the Lease and reasonable commercial practice. The Company answered the most recent complaint and filed a counterclaim on October 2, 2025, asserting claims for breach of the covenant of good faith and fair dealing and declaratory relief. The case is currently in discovery. While we intend to vigorously defend, given the early stages of litigation, any outcome remains uncertain.

10. SHAREHOLDERS' EQUITY

Preferred Stock

We have 14.0 million shares of preferred stock authorized for issuance. At August 31, 2025 and 2024, no shares of preferred stock were issued or outstanding.

Purchases of Treasury Stock

On April 18, 2024, our Board of Directors approved a plan to purchase up to $50.0 million of our outstanding common stock. Through May 31, 2025, we purchased $22.1 million of our common stock on this Board authorized plan. On August 11, 2025, the Board of Directors approved a replenishment of the plan to purchase up to $50.0 million of common stock. On August 14, 2025 we initiated a 10b5-1 plan to purchase $10.0 million of our common stock on daily basis, which we expect to be completed in the first quarter of fiscal 2026. We purchased 167,753 shares for $3.3 million in August 2025 under the terms of the replenished purchase plan.

Purchases of common stock for treasury as presented in our consolidated statements of cash flows include both shares purchased on the open market and shares withheld for statutory taxes on our stock-based compensation awards (Note 12) and include the applicable 1% excise tax. Shares withheld for income taxes are valued at the market price on the date the stock-based plan shares were distributed to participants. The composition of shares purchased by us were as follows for the periods presented (cost in thousands):

	Fiscal 2025		Fiscal 2024		Fiscal 2023	
	Shares	Cost	Shares	Cost	Shares	Cost
Open market purchases	791,152	$20,377	524,548	$20,416	867,873	$34,720
Shares withheld on awards	147,624	5,997	251,686	10,333	17,639	835
	938,776	$26,374	776,234	$30,749	885,512	$35,555

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into the following three levels based on reliability:

- **Level 1** valuations are based on quoted prices in active markets for identical instruments that we can access at the measurement date.

- **Level 2** valuations are based on inputs other than quoted prices included in Level 1 that are observable for the instrument, either directly or indirectly, for substantially the full term of the asset or liability including the following:

   a.   quoted prices for similar, but not identical, instruments in active markets;

   b.   quoted prices for identical or similar instruments in markets that are not active;

   c.   inputs other than quoted prices that are observable for the instrument; or

   d.   inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- **Level 3** valuations are based on information that is unobservable and significant to the overall fair value measurement.

The book values of our financial instruments at August 31, 2025 and 2024 approximated their fair values. The assessment of the fair values of our financial instruments is based on a variety of factors and assumptions. Accordingly, the fair values may not represent the actual values of the financial instruments that could have been realized at August 31, 2025 or 2024, or that will be realized in the future, and do not include expenses that could be incurred in an actual sale or settlement. The following methods and assumptions were used to determine the fair values of our financial instruments, none of which were held for trading or speculative purposes.

Cash, Cash Equivalents, and Accounts Receivable – The carrying amounts of cash, cash equivalents, and accounts receivable approximate their fair values due to the liquidity and short-term maturity of these instruments.

Other Assets – Our other assets, including notes receivable, were recorded at the net realizable value of estimated future cash flows from these instruments.

Debt Obligations – At August 31, 2025, our debt consisted primarily of a note payable to the former owners of Strive. Our revolving line of credit is a negotiated component of our 2023 Credit Agreement (Note 5). Since the interest rate for any obligation on our 2023 Credit Agreement is variable, the applicable interest rates and other conditions related to the revolving line of credit are reflective of current market conditions, and the carrying value of term loan and revolving line of credit (when applicable) obligations therefore approximate their fair value.

Contingent Consideration Liabilities from Business Acquisitions

The acquisition price of Jhana Education (Jhana), which was completed in fiscal 2017, included potential contingent consideration of up to $7.2 million through a specified measurement period, which lasted through July 2026. However, the contingent consideration metrics were met prior to the end of the measurement period, and we made the final contingent payments in fiscal 2023, which totaled $0.7 million. We measured the fair value of this contingent consideration liability at each reporting date based on a Monte Carlo simulation model. The fair value of the Jhana contingent consideration was a Level 3 measurement because we estimated consolidated Company and AAP sales over the measurement period. Changes to the fair value of the contingent consideration liabilities were recorded in selling, general, and administrative expenses in the accompanying consolidated income statements and statements of comprehensive income in the period of adjustment.

12. STOCK-BASED COMPENSATION PLANS

Overview

We utilize various stock-based compensation plans as integral components of our overall compensation and associate retention strategy. Our shareholders have approved various stock incentive plans that permit us to grant performance awards, unvested stock awards, stock options, fully vested stock awards, and sell shares through the employee stock purchase plan (ESPP). The Organization and Compensation Committee of the Board of Directors (the Compensation Committee) has responsibility for the approval and oversight of our stock-based compensation plans.

On January 14, 2022, our shareholders approved the Franklin Covey Co. 2022 Omnibus Incentive Plan (the 2022 Plan), which authorized 1,000,000 shares of common stock for issuance as stock-based payments. On January 24, 2025, our shareholders approved Amendment No. 1 to the 2022 Plan, which authorized an additional 575,000 shares for issuance under the terms of the 2022 Plan. A detailed description of the 2022 Plan is set forth in our Definitive Proxy Statement filed with the SEC on December 15, 2021. At August 31, 2025, the 2022 Plan had approximately 629,000 shares available for future grants.

Our ESPP is administered under the terms of the Franklin Covey Co. 2017 Employee Stock Purchase Plan, which was approved by our shareholders at the annual meeting of shareholders held on January 26, 2018. For additional information regarding the Franklin Covey Co. 2017 Employee Stock Purchase Plan, please refer to our definitive Proxy Statement as filed with the SEC on December 22, 2017. At August 31, 2025, we had approximately 630,000 shares available for purchase by plan participants under the terms of the current shareholder approved ESPP.

The total compensation expense of our various stock-based compensation plans was as follows (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
Performance awards	$3,879	$ 8,275	$10,767
Strive acquisition compensation	655	660	739
Unvested stock awards	960	880	700
Compensation cost of the ESPP	266	252	269
Fully vested stock awards	45	75	45
	$5,805	$10,142	$12,520

No stock-based compensation was capitalized during the fiscal years presented in this report. We recognize forfeitures of stock-based compensation instruments as they occur. During fiscal 2025, we issued 455,020 shares of our common stock from shares held in treasury for various stock-based compensation arrangements, including our ESPP. Our stock-based compensation plans allow shares to be withheld from the award to pay the participants' statutory income tax liabilities. During fiscal 2025, we withheld 147,624 shares of our common stock, with a fair value of $6.0 million, for statutory income taxes on stock-based compensation awards.

The following is a description of our stock-based compensation plans.

Performance Awards

The Compensation Committee has awarded various performance-based stock compensation awards to our associates as long-term incentive awards. Some awards are based on the achievement of future goals and some awards are based upon the achievement of previously defined metrics, such as the achievement of specified levels of sales or days delivered. Compensation expense is recognized as we determine it is probable that the shares will vest and adjustments to compensation expense to reflect the number of shares expected to be awarded are made on a cumulative basis at the date of the adjustment. We reevaluate the likelihood and/or the number of shares expected to vest under performance awards at each reporting date. If all of our long-term performance awards outstanding at August 31, 2025 were to vest at the maximum number of shares that may be earned by participants, we have $11.1 million of unrecognized compensation expense related to our performance awards, which would be recognized over a weighted average period of 1.3 years.

Due to the impact of macroeconomic uncertainties and business conditions on our financial results in fiscal 2025 and projected financial results in the near term, we determined that the performance conditions for the fiscal 2025 long-term incentive plan (LTIP) and fiscal 2024 LTIP awards would not be met, and no awards would vest to participants. Accordingly, we reversed $1.9 million of previously recognized stock-based compensation expense in the fourth quarter of fiscal 2025.

LTIP Awards – The Compensation Committee has awarded annual performance-based stock compensation awards to members of our senior management as long-term incentive awards. Our fiscal 2025 LTIP award has three tranches, which consist of 1) shares that vest over three years of service with one-third vesting in October of 2025, 2026, and 2027 (step vest); 2) cumulative net revenue for fiscal 2025 through fiscal 2027; and 3) cumulative Adjusted EBITDA for fiscal 2025 through fiscal 2027. Prior to fiscal 2025, all LTIP awards have two tranches, which consist of: 1) shares that vest after three years of service (cliff vest); and 2) shares that vest based on the highest amount of rolling four quarter qualified Adjusted EBITDA earned in a three-year measurement period. The number of shares that vest to participants based on the passage of time do not fluctuate on the achievement of financial metrics. The number of shares that vest to participants based on financial metrics is variable and for the fiscal 2025 LTIP may be 50% of the award (minimum) or up to 100% of the award (target and maximum). For the fiscal 2024 LTIP and fiscal 2023 LTIP, the number of shares may range from 50% of the award (minimum), 100% of the award (target), or up to 200% (maximum) of the participant's award depending on the financial measures achieved. The following information is for our LTIP awards outstanding that included fiscal 2025 in the measurement period, which have been adjusted for forfeitures.

Award Name	Grant Date	Time-Vested Shares	Revenue Shares		Adjusted EBITDA Shares		End of Service Period
			Minimum	Maximum	Minimum	Maximum	
2025 LTIP	July 11, 2025	34,481	34,662	69,325	14,863	29,727	August 31, 2027

			Qualified Adjusted EBITDA Shares			
			Minimum	Target	Maximum	
2024 LTIP	October 6, 2023	24,677	37,008	74,016	148,032	August 31, 2026
2023 LTIP	October 14, 2022	25,767	38,646	77,275	154,550	August 31, 2025

We achieved approximately 95% of the payout parameter for the fiscal 2023 LTIP award and distributed those shares to participants during the first quarter of fiscal 2026.

Long-Term Incentive and Retention Equity Awards - On October 14, 2022, the Compensation Committee approved a new long-term incentive award for client partners, managing client partners, managing directors, and certain other associates that management believes are critical to our long-term success. For sales-related personnel, their award amounts are based upon meeting minimum sales levels and determining the value of the award based on their total sales performance for the fiscal year. For the other associates, their award amount was approved by the Compensation Committee. One-third of these award shares vest each year over a three-year service period and the number of shares earned does not fluctuate based on future financial metrics. During fiscal 2025, we granted 88,399 shares under the terms of this award to eligible associates. In fiscal 2024 we granted 48,740 shares to associates and granted 40,009 shares in fiscal 2023. These awards are expected to be granted annually by the Compensation Committee to retain these key associates.

Strive Acquisition Compensation

We structured two parts of the consideration for the fiscal 2021 acquisition of Strive Talent, Inc. (Strive) as potentially payable in shares of our common stock. Each of the following amounts may be payable in shares of our common stock or cash at our sole discretion:

- *Contingent Consideration* – A maximum of $4.2 million may be earned by the former principal owner of Strive over a five-year period ending in May 2026. The total value of this consideration is contingent upon sales and growth of the All Access Pass subscription and subscription services revenues during the five-year measurement period. We measure the contingent consideration each quarter and divide the total by the average of the closing share price of our common stock on the NYSE over the last 15 trading days of the quarter. Shares are required to be distributed within 45 days following the end of each quarter. Through August 31, 2025, we have recognized $2.8 million of stock-based compensation expense for the Strive contingent consideration payments.

- *Bonus Payments* – Approximately $1.0 million was payable 18 months following the Closing Date to stockholders and option holders of Strive who were still employed by the Company as of the 18-month date, subject to certain exceptions. We expensed these awards evenly over the 18-month service period and distributed the shares of stock to recipients in October 2022.

We have reserved 200,000 shares of our common stock from our 2019 Omnibus Plan for payment of this consideration related to the acquisition of Strive.

Unvested Stock Awards

The annual Board of Director unvested stock award, which is administered under the terms of the Franklin Covey Co. Omnibus Incentive Plans, is designed to provide our non-employee directors, who are not eligible to participate in our ESPP, an opportunity to obtain an interest in the Company through the acquisition of our common stock as part of their compensation. For fiscal 2025, each eligible director received a whole-share grant equal to $120,000 with a one-year vesting period. The Board of Director unvested awards are generally granted in January (following the Annual Shareholders' Meeting) of each year, and shares granted under the terms of this annual award may not be voted or participate in any common stock dividends until they are vested.

We issued 27,336 shares, 23,136 shares, and 15,882 shares of our common stock to eligible members of the Board of Directors during fiscal 2025, fiscal 2024, and fiscal 2023 as unvested stock awards. The fair value of shares awarded to the directors was $1.0 million in each of fiscal 2025 and 2024, and $0.7 million in fiscal 2023, as calculated on the grant date of the awards. The corresponding compensation cost of each award is recognized over the service period of the award, which is one year. The cost of the common stock issued from treasury for these awards was $0.5 million in fiscal 2025, $0.4 million in fiscal 2024, and $0.3 million in fiscal 2023. The following information applies to our unvested stock awards for the fiscal year ended August 31, 2025:

	Number of Shares	Weighted- Average Grant- Date Fair Value Per Share
Unvested stock awards at August 31, 2024	23,136	$41.50
Granted	27,336	35.12
Forfeited	—	—
Vested	(23,136)	41.50
Unvested stock awards at August 31, 2025	27,336	$35.12

At August 31, 2025, there was $0.3 million of unrecognized compensation cost left on our unvested stock awards, which is expected to be recognized over the remaining service period of approximately four months. The total recognized income tax benefit from unvested stock awards was $0.2 million for each of the fiscal years ended August 31, 2025, 2024, and 2023. The intrinsic value of our unvested stock awards at August 31, 2025 was $0.5 million.

Employee Stock Purchase Plan

We have an employee stock purchase plan that offers qualified employees the opportunity to purchase shares of our common stock at a price equal to 85% of the average fair market value of our common stock on the last trading day of each quarter. ESPP participants purchased a total of 58,719 shares, 44,040 shares, and 40,141 shares of our common stock during the fiscal years ended August 31, 2025, 2024, and 2023, which had a corresponding cost basis of $1.2 million in fiscal 2025, $0.8 million in fiscal 2024, and $0.7 million in fiscal 2023. We received cash proceeds for these shares from ESPP participants totaling $1.5 million in each of fiscal 2025, 2024, and 2023.

Fully Vested Stock Awards

We have a stock-based incentive program that is designed to reward client partners and training consultants for exceptional long-term performance. The program grants shares of our common stock to client partners who have achieved certain cumulative sales goals and to training consultants who have delivered a specified number of training days during their career. Three individuals qualified for these awards in fiscal 2025, five qualified in fiscal 2024, and three qualified for these awards in fiscal 2023.

13. EMPLOYEE BENEFIT PLANS

We have defined contribution profit sharing plans for our employees that qualify under Section 401(k) of the Internal Revenue Code. These plans provide retirement benefits for employees meeting minimum age and service requirements. Qualified participants may contribute up to 75% of their gross wages, subject to certain limitations. These plans also provide for matching contributions to the participants that are paid by the Company. The matching contributions, which were expensed as incurred, totaled $3.3 million, $2.9 million, and $3.0 million during the fiscal years ended August 31, 2025, 2024, and 2023, respectively. We do not sponsor or participate in any defined-benefit pension plans.

14. RESTRUCTURING

Fiscal 2025 Restructuring Activity

Our fiscal 2025 restructuring costs were for the continued implementation of our new North America go-to-market strategy, alignment of personnel and refinements to the new model, and to reduce operating expenses in certain areas of our operations. In fiscal 2024, we began restructuring our North America sales force to a more focused structure that is designed to drive additional sales growth in the future. In the first quarter of fiscal 2025, we expanded this restructuring effort to certain areas of our International Direct Office segment. For the fiscal year ended August 31, 2025, the cost of these restructuring activities totaled $6.7 million and consisted of two restructuring events, one in each of the first and third quarters. The restructuring costs were primarily for severance and related personnel expenses.

During the third quarter of fiscal 2025, we expensed $4.7 million for severance to approximately 45 associates who were impacted by changes to our new go-to-market strategy and cost reduction initiatives. Approximately $3.8 million of the restructuring was attributable to the North America segment, $0.2 million for the International Direct Office segment, $0.1 million for the International Licensees segment, and $0.6 million for the Education Division. The majority of these severance benefits were paid in the fourth quarter of fiscal 2025 and we expect to pay the remaining benefits during the first two quarters of fiscal 2026. We had $1.9 million included in accrued liabilities on our condensed consolidated balance sheet at August 31, 2025, for the third quarter restructuring event.

In the first quarter of fiscal 2025, we expensed $2.0 million for severance to approximately 35 associates who were impacted by sales force restructuring activities. Approximately $1.6 million of this restructuring expense was attributable to the North America segment and $0.4 million was attributable to the International Direct Office segment. These severance benefits were paid during the second quarter of fiscal 2025 and there were no remaining accrued restructuring liabilities from this restructuring event on our consolidated balance sheet at August 31, 2025.

Fiscal 2024 Restructuring Activity

During fiscal 2024, we restructured certain areas of our operations to sharpen the focus of our efforts and resources on plans and initiatives to drive additional growth in the future. As a result of this restructuring plan, we reduced our workforce by more than 50 associates and incurred severance and legal expenses totaling $3.0 million. Approximately $2.5 million of the restructuring expense was attributable to the Direct Office segment, $0.4 million was attributable to the Education segment, and $0.1 million was attributable to corporate functions. The remaining restructuring liability at August 31, 2024 totaled $0.4 million and was included in accrued liabilities in our consolidated balance sheet. These accrued restructuring costs were paid in fiscal 2025.

15. INCOME TAXES

Our provision for income taxes consisted of the following (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
Current:			
Federal	$ 376	$(4,040)	$ —
State	(466)	(1,675)	(791)
Foreign	(1,852)	(2,174)	(2,389)
	(1,942)	(7,889)	(3,180)
Deferred:			
Federal	(1,303)	2,309	1,545
State	143	730	225
Foreign	647	(395)	216
Operating loss carryforward	925	(3,245)	(7,201)
Valuation allowance	(1,469)	(1,154)	372
Foreign tax credit carryforward reduction	—	—	(65)
	(1,057)	(1,755)	(4,908)
	$(2,999)	$(9,644)	$(8,088)

The allocation of our total income tax provision is as follows (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
Net income	$(2,999)	$(9,644)	$(8,088)
Other comprehensive income	(21)	(11)	(80)
	$(3,020)	$(9,655)	$(8,168)

Income before income taxes was generated as follows (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
United States	$ 8,698	$32,456	$23,574
Foreign	(2,631)	590	2,295
	$ 6,067	$33,046	$25,869

The differences between income taxes at the statutory federal income tax rate and the consolidated income tax rate reported in our consolidated income statements and statements of comprehensive income were as follows:

YEAR ENDED AUGUST 31,	2025	2024	2023
Federal statutory income tax rate	(21.0)%	(21.0)%	(21.0)%
State income taxes, net of federal effect	(9.8)	(4.0)	(4.7)
Valuation allowance	(24.2)	(3.5)	1.4
Foreign tax credit carryforward reduction	—	—	(0.3)
Foreign rate differential	8.8	1.6	(1.6)
Uncertain tax positions	3.6	(0.3)	(0.9)
Non-deductible executive compensation	(14.0)	(9.7)	(3.6)
Non-deductible meals and entertainment	(5.3)	(0.8)	(0.7)
Other stock-based compensation	3.6	7.7	(0.4)
Return to provision adjustments	8.7	0.8	0.6
Other	0.2	—	(0.1)
	(49.4)%	(29.2)%	(31.3)%

Our effective income tax expense rate for fiscal 2025 of 49.4% was higher than the statutory tax rate primarily due to tax expense of $1.5 million for increases to the valuation allowance against our deferred income tax assets in some foreign jurisdictions and $0.9 million related to non-deductible executive compensation, which were partially offset by a $0.5 million benefit in tax differential on foreign income. Pre-tax income for fiscal 2025 was significantly lower than in prior years. As a result, certain permanent items such as valuation allowance adjustments and non-deductible expenses, had a proportionally larger impact on the effective tax rate than in prior periods with higher earnings.

Our effective income tax expense rate for fiscal 2024 of 29.2% was higher than the statutory tax rate primarily due to tax expense of $3.2 million for non-deductible executive compensation and a $1.2 million increase in the valuation allowance against our deferred income tax assets, which were partially offset by a $2.6 million benefit for share-based compensation deductions in excess of the corresponding book expense and a $0.5 million benefit in tax differential on income subject to both U.S. and foreign taxes.

Our effective income tax expense rate for fiscal 2023 of 31.3% was higher than the statutory tax rate primarily due to tax expense of $0.9 million for non-deductible executive compensation and $0.4 million in tax differential on income subject to both U.S. and foreign taxes, which were partially offset by a $0.4 million decrease in the valuation allowance against our deferred income tax assets.

We are subject to the anti-deferral provisions on Global Intangible Low-Taxed Income (GILTI) under the Tax Cut and Jobs Act of 2017. We have elected to treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current period expense when incurred (the Period Cost Method). We recorded no income tax expense in each of fiscal 2025 and fiscal 2024, and income tax expense of $0.2 million in fiscal 2023 under the GILTI provisions.

The significant components of our deferred tax assets and liabilities were as follows (in thousands):

AUGUST 31,	2025	2024
Deferred income tax assets:		
Net operating loss carryforward	$ 4,460	$ 3,447
Deferred revenue	3,892	2,970
Capitalized development costs	2,954	2,156
Stock-based compensation	2,457	3,760
Operating lease liabilities	1,509	—
Inventory and bad debt reserves	834	923
Bonus and other accruals	774	1,317
Self-constructed tangible assets	547	404
Foreign income tax credit carryforward	384	—
Property and equipment depreciation	346	—
Sale and financing of corporate headquarters	—	1,041
Other	359	174
Total deferred income tax assets	18,516	16,192
Less: valuation allowance	(3,936)	(2,467)
Net deferred income tax assets	14,580	13,725
Deferred income tax liabilities:		
Intangibles step-ups – indefinite lived	(5,451)	(5,433)
Intangibles step-ups – finite lived	(1,291)	(1,873)
Intangible asset amortization	(4,218)	(4,217)
Deferred commissions	(4,109)	(3,827)
Operating lease right-of-use assets	(1,494)	—
Property and equipment depreciation	(1,157)	(132)
Unremitted earnings of foreign subsidiaries	(453)	(505)
Other	(167)	—
Total deferred income tax liabilities	(18,340)	(15,987)
Net deferred income taxes	$ (3,760)	$ (2,262)

Deferred income tax amounts are recorded as follows in our consolidated balance sheets (in thousands):

AUGUST 31,	2025	2024
Long-term assets	$ 231	$ 870
Long-term liabilities	(3,991)	(3,132)
Net deferred income tax liability	$(3,760)	$(2,262)

Our U.S. federal net operating loss carryforwards were comprised of the following at August 31, 2025 (in thousands):

Loss Carryforward for Year Ended	Loss Carryforward Expires August 31,	Amount	Loss Deductions in Prior Years	Loss Deductions in Current Year	Operating Loss Carried Forward
Acquired NOL - Jhana					
December 31, 2016	2035	$3,052	$(1,124)	$(215)	$1,713
July 15, 2017	2036	1,117	—	—	1,117
		4,169	(1,124)	(215)	2,830
Acquired NOL - Strive					
December 31, 2020	No Expiration	1,133	(1,000)	(133)	—
April 25, 2021	No Expiration	553	—	(553)	—
		1,686	(1,000)	(686)	—
		$5,855	$(2,124)	$(901)	$2,830

We have U.S. state net operating loss carryforwards generated in fiscal 2009 and before in various jurisdictions that expire primarily between September 1, 2026 and August 31, 2029. The U.S. state net operating loss carryforwards generated in fiscal 2019 through fiscal 2025 expire between August 31, 2029 and August 31, 2035. The state net operating loss carryforwards acquired through the purchase of Jhana stock expire between August 31, 2034 and August 31, 2036. The remaining state net operating loss carryforward acquired through the purchase of Strive stock expires August 31, 2041. The state net operating loss carryforwards generated in fiscal 2022 expire on August 31, 2042.

During fiscal 2025 we generated a foreign tax credit amount of $1.2 million, of which $0.8 million was utilized, leaving a carryforward to future years of $0.4 million as of August 31, 2025.

During fiscal 2023 we reversed the valuation allowance for certain foreign subsidiaries and increased the valuation allowance for certain other foreign subsidiaries, for a net decrease in our total valuation allowance. During fiscal 2024 we decreased the valuation allowance for a certain foreign subsidiary and increased the valuation allowance for certain other foreign subsidiaries, for a net increase in our total valuation allowance. During fiscal 2025 we increased the valuation allowance for certain foreign subsidiaries. The valuation allowance at August 31, 2025 relates primarily to the losses of certain foreign subsidiaries which we expect will expire unused.

Activity in our deferred income tax asset valuation allowance was as follows for the periods indicated (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
Beginning balance	$2,467	$1,313	$1,685
Charged to costs and expenses	1,497	1,250	212
Deductions	(28)	(96)	(584)
Ending balance	$3,936	$2,467	$1,313

Except for the deferred tax assets subject to valuation allowances, we have determined that projected future taxable income is adequate to allow for realization of all deferred tax assets. We considered sources of taxable income, including reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, and reasonable, practical tax-planning strategies to generate additional taxable income. Based on the factors described above, we concluded that realization of our deferred tax assets, except those subject to the valuation allowances described above, is more likely than not at August 31, 2025.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
Beginning balance	$1,639	$1,618	$1,597
Additions based on tax positions related to the current year	62	491	188
Additions for tax positions in prior years	30	73	290
Reductions for tax positions of prior years resulting from the lapse of applicable statute of limitations	(328)	(255)	(186)
Other reductions for tax positions of prior years	(70)	(288)	(271)
Ending balance	$1,333	$1,639	$1,618

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1.1 million at August 31, 2025 and $1.3 million at each of August 31, 2024 and 2023. Included in the ending balance of gross unrecognized tax benefits at August 31, 2025 is $0.6 million related to individual states' net operating loss carryforwards. Interest and penalties related to uncertain tax positions are recognized as components of income tax expense. The net accruals and reversals of interest and penalties had an insignificant effect on our income tax expense in fiscal 2025 and 2024 and increased our income tax expense by $0.1 million in fiscal 2023. The balance of interest and penalties included in other long-term liabilities on our consolidated balance sheets was $0.4 million at each of August 31, 2025 and 2024. During the next 12 months, we expect an immaterial change in unrecognized tax benefits.

We file United States federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The tax years that remain subject to examinations for our major tax jurisdictions are shown below.

2018-2025	Australia, Canada, and Japan
2016-2025	China
2020-2025	Germany, Switzerland, and Austria
2021-2025	United Kingdom, Singapore
2025-2025	France
2021-2025	United States – state and local income tax
2022-2025	United States – federal income tax

16. EARNINGS PER SHARE

The following schedule shows the components of the calculation of our earnings per share (EPS) for the periods indicated (in thousands, except per-share amounts).

YEAR ENDED AUGUST 31,	2025	2024	2023
Numerator for basic and diluted earnings per share:			
Net income	$ 3,068	$23,402	$17,781
Denominator for basic and diluted earnings per share:			
Basic weighted average shares outstanding	12,927	13,171	13,640
Effect of dilutive securities:			
Stock-based compensation awards	126	301	659
Diluted weighted average shares outstanding	13,053	13,472	14,299
EPS Calculations:			
Net income per share:			
Basic	$ 0.24	$ 1.78	$ 1.30
Diluted	0.24	1.74	1.24

17. SEGMENT INFORMATION

Reportable Segments

Our sales are primarily comprised of training and consulting services and our internal reporting and operating structure is currently organized around two divisions: the Enterprise Division, which consists of our North America, International Direct Office, and International Licensee segments, and the Education Division, which is comprised of our Education practice. We have determined that our chief operating decision maker (CODM) continues to be the CEO. Beginning with the first quarter of fiscal 2025, our CODM began to manage our business, allocate resources, and evaluate performance based on changes that were made in the Company's management and reporting structure in connection with the restructuring activities discussed in Note 14, *Restructuring.*

After these changes, the Company has identified four operating and reportable segments as described below:

- *North America* – Our North America segment has a depth of expertise in helping organizations solve problems that require changes in human behavior, including leadership, productivity, execution, trust, and sales performance. We have a variety of principle-based offerings that help build winning and profitable cultures. This segment includes our sales personnel and operations that serve the United States and Canada.

- *International Direct Offices* – Our international direct offices provide the same offerings and content in countries outside of North America, which includes Australia, Austria, China, France, Germany, Ireland, Japan, New Zealand, Switzerland, and the United Kingdom.

- *International Licensees* – Our independently owned international licensees provide our offerings and services in countries where we do not have a directly-owned office. These licensee partners allow us to expand the reach of our services to large multinational organizations as well as smaller organizations in their countries. This segment's revenue is primarily comprised of royalty revenues received from the licensees.

- *Education Division* – Centered around the principles found in *The Leader in Me*, the Education Division is dedicated to helping educational institutions build a culture that will produce great results. We believe these results are manifested by increases in student performance, improved school culture, decreased disciplinary issues, and increased teacher engagement and parental involvement. This segment includes our domestic and international Education practice operations, which are focused on sales to educational institutions such as elementary schools, middle schools, high schools, and colleges and universities.

Our reportable segments reflect the structure of the Company's internal organization and the financial information the CODM regularly reviews to assess Company performance and allocate resources. The CODM reviews the performance of each segment using internal reports which provide variance analysis of actual results by segment compared to budget, forecast, and prior year. The primary measurement tool used in segment performance analysis is Adjusted EBITDA, which may not be calculated as similarly titled amounts disclosed by other companies. The prior period segment information has been recast to conform with the new reporting segment presentation described above.

Our operations are not capital intensive and we do not own any manufacturing facilities or equipment. Accordingly, we do not allocate assets to the divisions for analysis purposes. Interest expense and interest income are primarily generated at the corporate level and are not allocated. Income taxes are likewise calculated and paid on a corporate level (except for entities that operate in foreign jurisdictions) and are not allocated for analysis purposes.

Other segment items in the following tables consist primarily of other normal operating expenses such as computer software subscription expense, advertising and promotion costs, travel and entertainment expenses, and necessary overhead costs such as legal and rent and utilities expense.

Fiscal Year Ended August 31, 2025	North America	International Direct Offices	International Licensees	Education Division	Segment Total
Net revenue	$147,609	$29,344	$11,111	$74,618	$262,682
Cost of revenue	25,008	7,738	1,422	26,883	61,051
Associate costs	81,591	16,551	3,360	32,400	133,902
Other segment items	13,612	5,457	870	7,151	27,090
Segment Adjusted EBITDA	$ 27,398	$ (402)	$ 5,459	$ 8,184	$ 40,639
Other revenues					4,385
Less:					
Unallocated corporate expenses[1]					16,267
Stock-based compensation					5,805
Restructuring costs					6,723
Building exit costs					2,067
Depreciation					4,066
Amortization					4,392
Income from operations					5,704
Interest income					928
Interest expense					(565)
Income before income taxes					$ 6,067

Reconciliation of revenue:

Segment revenues	$262,682
Other revenues[2]	4,385
Consolidated revenue	$267,067

Fiscal Year Ended August 31, 2024	North America	International Direct Offices	International Licensees	Education Division	Segment Total
Net revenue	$163,384	$33,327	$11,436	$74,210	$282,357
Cost of revenue	26,964	7,812	1,350	26,681	62,807
Associate costs	77,451	17,489	3,414	31,214	129,568
Other segment items	12,328	4,668	938	6,504	24,438
Segment Adjusted EBITDA	$ 46,641	$ 3,358	$ 5,734	$ 9,811	$ 65,544
Other revenues					4,876
Less:					
Unallocated corporate expenses[1]					15,147
Stock-based compensation					10,142
Restructuring costs					3,008
Impaired asset					928
Depreciation					3,905
Amortization					4,248
Income from operations					33,042
Interest income					1,123
Interest expense					(1,119)
Income before income taxes					$ 33,046

Reconciliation of revenue:

Segment revenues	$282,357
Other revenues[2]	4,876
Consolidated revenue	$287,233

Fiscal Year Ended August 31, 2023	North America	International Direct Offices	International Licensees	Education Division	Segment Total
Net revenue	$157,906	$35,359	$11,819	$70,318	$275,402
Cost of revenue	28,302	8,472	1,214	25,574	63,562
Associate costs	79,266	17,732	4,048	30,135	131,181
Other segment items	10,886	4,697	616	6,962	23,161
Segment Adjusted EBITDA	$ 39,452	$ 4,458	$ 5,941	$ 7,647	$ 57,498
Other revenues					5,119
Less:					
Unallocated corporate expenses[1]					14,558
Stock-based compensation					12,520
Restructuring costs					565
Depreciation					4,271
Amortization					4,342
Income from operations					26,361
Interest income					1,091
Interest expense					(1,583)
Income before income taxes					$ 25,869

Reconciliation of revenue:	
Segment revenues	$275,402
Other revenues[2]	5,119
Consolidated revenue	$280,521

---

[1] Unallocated corporate expenses primarily consist of administrative overhead expenses.

[2] Other revenues consist of shipping and handling revenue, leasing revenue, and royalty revenue from Franklin Planner Corp.

Disaggregated Revenue

Our revenues are derived primarily from the United States. However, we also operate directly-owned offices or contract with licensees to provide our services in various countries throughout the world. Our consolidated revenues were derived from the following countries/regions (in thousands):

YEAR ENDED AUGUST 31,	2025	2024	2023
Americas	$226,757	$242,494	$233,479
Asia Pacific	23,074	26,845	28,640
Europe/Middle East/Africa	17,236	17,894	18,402
	$267,067	$287,233	$280,521

The following table presents our revenue disaggregated by our significant revenue generating activities. Sales of services and products include training and consulting services and related products such as training manuals. Subscription sales include revenues from our subscription services such as the All Access Pass and *Leader in Me* membership. Our *Leader in Me* membership offering is bifurcated into a portal membership obligation and a coaching delivery obligation. As these obligations are satisfied, the revenue is classified as subscriptions revenue in the following table. We receive royalty revenue from our international licensees and from other sources such as book publishing arrangements. Corporate royalties are amounts received from Franklin Planner Co. pursuant to a licensing arrangement. Leases and Other revenue is primarily comprised of lease revenues from sub-leases for space at our previous corporate headquarters campus and from shipping and handling revenues (in thousands).

Fiscal Year Ended August 31, 2025	Services and Products	Subscriptions	Royalties	Leases and Other	Total
Enterprise Division:					
North America	$ 54,872	$ 91,173	$ 1,564	$ —	$147,609
International direct offices	19,476	9,672	196	—	29,344
International licensees	302	1,205	9,604	—	11,111
	74,650	102,050	11,364	—	188,064
Education Division	24,697	45,854	4,067	—	74,618
Other revenues	—	—	1,156	3,229	4,385
Consolidated	$ 99,347	$147,904	$16,587	$3,229	$267,067
Fiscal Year Ended August 31, 2024					
Enterprise Division:					
North America	$ 66,484	$ 95,240	$ 1,660	$ —	$163,384
International direct offices	23,289	9,830	208	—	33,327
International licensees	411	1,245	9,780	—	11,436
	90,184	106,315	11,648	—	208,147
Education Division	28,349	41,605	4,256	—	74,210
Other revenues	—	—	1,253	3,623	4,876
Consolidated	$118,533	$147,920	$17,157	$3,623	$287,233
Fiscal Year Ended August 31, 2023					
Enterprise Division:					
North America	$ 67,643	$ 88,864	$ 1,399	$ —	$157,906
International direct offices	26,058	9,128	173	—	35,359
International licensees	426	1,327	10,066	—	11,819
	94,127	99,319	11,638	—	205,084
Education Division	26,804	39,662	3,852	—	70,318
Other revenues	—	—	1,250	3,869	5,119
Consolidated	$120,931	$138,981	$16,740	$3,869	$280,521

Inter-segment sales were immaterial for the periods presented and were eliminated in consolidation.

Other Geographic Information

At August 31, 2025, we had wholly-owned direct offices that serve clients in Australia, New Zealand, China, Japan, the United Kingdom, Ireland, France, Germany, Switzerland, and Austria. Our long-lived assets, excluding intangible assets and goodwill, were held in the following locations for the periods indicated (in thousands):

AUGUST 31,	2025	2024
United States/Canada	$45,682	$28,552
China	1,064	1,860
Japan	390	831
United Kingdom	496	712
Australia	30	230
Germany, Switzerland, and Austria	2	115
	$47,664	$32,300

18. RELATED PARTY TRANSACTIONS

CoveyLink Worldwide, LLC

We previously acquired the assets of CoveyLink Worldwide, LLC (CoveyLink). CoveyLink conducts training and provides consulting based upon the content found in the books *The Speed of Trust* and *Trust & Inspire*, which are authored by Stephen M.R. Covey, who is the brother of one of our executive officers.

Prior to the acquisition date, CoveyLink had granted us a non-exclusive license for content related to *The Speed of Trust* book and derivative works such as *Trust & Inspire*, and related training courses for which we paid CoveyLink specified royalties. As part of the CoveyLink acquisition, we signed an amended and restated license for intellectual property that granted us an exclusive, perpetual, worldwide, transferable, royalty-bearing license to use, reproduce, display, distribute, sell, prepare derivative works of, and perform the licensed material in any format or medium and through any market or distribution channel. We are required to pay Stephen M.R. Covey royalties for the use of certain intellectual property developed by him. The amount expensed for these royalties totaled $1.7 million in each of the fiscal years ended August 31, 2025, 2024, and 2023. As part of the acquisition of CoveyLink, we signed an amended license agreement as well as a speaker services agreement. Based on the provisions of the speaker services agreement, we pay Stephen M.R. Covey a portion of the speaking revenues received for his presentations. We expensed $1.0 million, $1.0 million, and $1.4 million for payment on these presentations during the fiscal years ended August 31, 2025, 2024 and 2023. We had $0.5 million and $0.3 million accrued for these royalties and speaking fees at August 31, 2025 and 2024, respectively, which were included as components of accrued liabilities in our consolidated balance sheets.

Other Related Party Transactions

We pay an executive officer of the Company a percentage of the royalty proceeds received from the sales of certain books authored by him in addition to his annual salary. During each of the fiscal years ended August 31, 2025, 2024 and 2023, we expensed $0.1 million for these royalties. We had $0.1 million accrued to this executive officer at each of August 31, 2025 and 2024 as payable under the terms of these arrangements. These amounts are included as components of accrued liabilities in our consolidated balance sheets.

19. SUBSEQUENT EVENT

During the first quarter of fiscal 2026, we restructured certain areas of our operations to streamline our organizational structure and to reduce costs. The restructuring activity is expected to total between $3.0 million and $3.5 million and consists of severance and related legal costs.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in the Company's reports filed under the Exchange Act, such as this report, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

An evaluation was conducted under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of the end of the period covered by this report.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

The management of Franklin Covey Co. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (including its consolidated subsidiaries) and all related information appearing in the Company's Annual Report on Form 10-K. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

2. provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of management and/or of our Board of Directors; and

3. provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth in *Internal Control—Integrated Framework* as issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 10-K.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued an audit report, included herein, on the effectiveness of our internal control over financial reporting. Their report is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f)) during the fourth quarter ended August 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended August 31, 2025, none of our directors or officers adopted or terminated a "Rule 10-b5-1 trading arrangement" or "non-Rule 10-b5-1 trading arrangement" as each term is identified in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information required by this Item is incorporated by reference to the sections entitled "Nominees for Election to the Board of Directors," "Delinquent Section 16(a) Reports," "Corporate Governance," and "Board of Director Committees and Meetings" in our definitive Proxy Statement for the annual meeting of shareholders, which is scheduled to be held on January 23, 2026. The definitive Proxy Statement will be filed with the SEC pursuant to Regulation 14A of the Exchange Act. Executive officer biographies may be found in Item 1, under the section entitled "Information About Our Executive Officers," of this Annual Report on Form 10-K.

The Board of Directors has determined that two of the Audit Committee members, Mr. Efrain Rivera and Mr. Donald J. McNamara, are "financial experts" as defined in Regulation S-K 407(d)(5) adopted under the Securities Exchange Act of 1934, as amended. Our Board of Directors has also determined that Mr. Rivera and Mr. McNamara are "independent directors" as defined by the NYSE.

We have adopted a code of ethics for our senior financial officers that include the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, and other members of our financial leadership team. This code of ethics is available on our website at www.franklincovey.com. We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our website at the address and location specified above.

We have adopted an Insider Trading Policy governing transactions in our securities by our directors, officers, associates, and contract personnel that our management believes is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable listing standards of the NYSE. Although we have not adopted a formal policy governing insider trading restrictions on the Company itself, as a matter of practice the Company observes similar best practices and procedures with respect to transactions by the Company in its securities, including not transacting in its securities when in possession of material non-public information. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached hereto as Exhibit 19.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections entitled "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in our definitive Proxy Statement for the annual meeting of shareholders, which is scheduled to be held on January 23, 2026.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	[a] Number of securities to be issued upon exercise of outstanding options, warrants, and rights	[b] Weighted-average exercise price of outstanding options, warrants, and rights	[c] Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column [a])
	(in thousands)		*(in thousands)*
Equity compensation plans approved by security holders	683[(1)(2)]	$—	1,259[(3)(4)]

(1)   Excludes 27,336 shares of unvested stock awards that are subject to forfeiture.

(2)   Amount includes 682,688 performance share awards that may be awarded under the terms of various long-term incentive plans, including stock-based compensation plans associated with the acquisition of Strive in fiscal 2021. The number of shares eventually awarded to participants through some of our long-term incentive plans is variable and based upon the achievement of specified financial goals. For performance-based compensation awards where the number of shares may fluctuate within a range based on the achievement of the specified

goal, this amount includes the maximum number of shares that may be awarded to participants. The actual number of shares issued to participants therefore, may be less than the amount disclosed. At August 31, 2025 we did not have any unexercised stock options outstanding. For further information on our stock-based compensation plans, refer to the notes to our financial statements as presented in Item 8 of this report.

(3)   Amount is comprised of the remaining shares authorized under our 2022 Omnibus Incentive Plan and 2017 Employee Stock Purchase Plan. The number of performance-based plan shares expected to be awarded at August 31, 2025 may change in future periods based upon the achievement of specified goals and revisions to estimates.

(4)   At August 31, 2025, we had approximately 630,000 shares authorized for purchase by participants in our Employee Stock Purchase Plan.

Beneficial Ownership of Company Stock

The remaining information required by this Item is incorporated by reference to the section entitled "Principal Holders of Voting Securities" in our definitive Proxy Statement for the annual meeting of shareholders, which is scheduled to be held on January 23, 2026.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" and "Corporate Governance" in our definitive Proxy Statement for the annual meeting of shareholders, which is scheduled to be held on January 23, 2026.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the section entitled "Principal Accountant Fees" in our definitive Proxy Statement for the annual meeting of shareholders, which is scheduled to be held on January 23, 2026.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   List of documents filed as part of this report:

1.   *Financial Statements.* The consolidated financial statements of the Company and Report of Independent Registered Public Accounting Firm thereon included in the Annual Report to Shareholders on Form 10-K for the year ended August 31, 2025, are as follows:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at August 31, 2025 and 2024

Consolidated Income Statements and Statements of Comprehensive Income for the fiscal years ended August 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows for the fiscal years ended August 31, 2025, 2024, and 2023

Consolidated Statements of Shareholders' Equity for the fiscal years ended August 31, 2025, 2024, and 2023

Notes to Consolidated Financial Statements

2.   *Financial Statement Schedules.*

Other financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the financial statements or notes thereto, or contained in this report.

3.   *Exhibit List.*

Exhibit No.	Exhibit	Incorporated By Reference	Filed Herewith
2.1	Stock Purchase Agreement by and among the stockholders of Strive Talent, Inc., William James Houghteling as the Stockholder Representative, and Franklin Covey Client Sales, dated as of April 26, 2021	(13)	
3.1	Articles of Restatement dated March 4, 2005 amending and restating the Company's Articles of Incorporation	(4)	
3.2	Amendment to Amended and Restated Articles of Incorporation of Franklin Covey	(6)	
3.3	Amended and Restated Bylaws of Franklin Covey Co.	(8)	
4.1	Specimen Certificate of the Registrant's Common Stock, par value $.05 per share	(2)	
4.2	Stockholder Agreements, dated May 11, 1999 and June 2, 1999	(3)	
4.3	Registration Rights Agreement, dated June 2, 1999	(3)	
4.4	Description of Securities Registered Under Section 12 of the Exchange Act	(12)	
10.1*	Forms of Nonstatutory Stock Options	(1)	
10.2	Master Lease Agreement, dated June 17, 2005, between Franklin SaltLake LLC (Landlord) and Franklin Development Corporation (Tenant)	(5)	
10.3	Purchase and Sale Agreement and Escrow Instructions between Levy Affiliated Holdings, LLC (Buyer) and Franklin Development Corporation (Seller) and Amendments	(5)	
10.4	Asset Purchase Agreement by and Among Covey/Link, LLC, CoveyLink Worldwide LLC, Franklin Covey Co., and Franklin Covey Client Sales, Inc. dated December 31, 2008	(7)	

Exhibit No.	Exhibit	Incorporated By Reference	Filed Herewith
10.5	Amended and Restated License of Intellectual Property by and Among Franklin Covey Co. and Covey/Link, LLC, dated December 31, 2008	(7)	
10.6*	Form of Change in Control Severance Agreement	(9)	
10.7*	Franklin Covey Co. 2017 Employee Stock Purchase Plan	(10)	
10.8*	Franklin Covey Co. 2019 Omnibus Incentive Plan	(11)	
10.9*	Franklin Covey Co. 2022 Omnibus Incentive Plan	(14)	
10.10	Credit Agreement by and between KeyBank National Association and Franklin Covey Co., dated March 27, 2023	(15)	
10.11	Security Agreement by and among KeyBank National Association and the subsidiary guarantors party thereto, dated March 27, 2023	(15)	
10.12*	Amendment No. 1 to the Franklin Covey Co. 2022 Omnibus Incentive Plan	(16)	
10.13*	Form of Indemnification Agreement	(17)	
19	Insider Trading Policy	(18)	
21	Subsidiaries of the Registrant		★★
23	Consent of Independent Registered Public Accounting Firm		★★
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer		★★
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer		★★
32	Section 1350 Certifications		★★
97*	Franklin Covey Co. Incentive Compensation Recovery Policy	(18)	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document		★★
101.SCH	Inline XBRL Taxonomy Extension Schema		★★
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase		★★
101.DEF	Inline Taxonomy Extension Definition Linkbase		★★
101.LAB	Inline Taxonomy Extension Label Linkbase		★★
101.PRE	Inline Extension Presentation Linkbase		★★
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)		★★

(1)   Incorporated by reference to Registration Statement on Form S-1 filed with the Commission on April 17, 1992, Registration No. 33-47283.

(2)   Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on May 26, 1992, Registration No. 33-47283.

(3)   Incorporated by reference to Schedule 13D (CUSIP No. 534691090 as filed with the Commission on June 14, 1999). Registration No. 005-43123.

(4)   Incorporated by reference to Report on Form 8-K filed with the Commission on March 10, 2005.**

(5)   Incorporated by reference to Report on Form 8-K filed with the Commission on June 27, 2005.**

(6)   Incorporated by reference to the Definitive Proxy Statement on Form DEF 14A (Appendix C) filed with the Commission on December 12, 2005.**

(7)   Incorporated by reference to Report on Form 10-Q filed with the Commission on April 9, 2009.**

(8)   Incorporated by reference to Report on Form 8-K filed with the Commission on February 1, 2012.**

(9)   Incorporated by reference to Report on Form 8-K filed with the Commission on March 14, 2012.**

(10) Incorporated by reference to the Definitive Proxy Statement on Form DEF 14A (Appendix A) filed with the Commission on December 22, 2017.**

(11) Incorporated by reference to the Definitive Proxy Statement on Form DEF 14A (Appendix A) filed with the Commission on December 20, 2018.**

(12) Incorporated by reference to Report on Form 10-K/A filed with the Commission on December 2, 2019.**

(13) Incorporated by reference to Report on Form 8-K filed with the Commission on April 29, 2021.**

(14) Incorporated by reference to Report on Form 8-K filed with the Commission on January 14, 2022.**

(15)   Incorporated by reference to Report on Form 8-K filed with the Commission on March 30, 2023.**

(16)   Incorporated by reference to Report on Form 8-K filed with the Commission on January 24, 2025.**

(17)   Incorporated by reference to Report on Form 10-Q filed with the Commission on July 8, 2025.**

(18)   Incorporated by reference to Report on Form 10-K filed with the Commission on November 12, 2024.**

★★   Filed herewith and attached to this report.

*   Indicates a management contract or compensatory plan or agreement.

**   Registration No. 001-11107.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 12, 2025.

FRANKLIN COVEY CO.

By: /s/ Paul S. Walker
_____

Paul S. Walker President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert A. Whitman Robert A. Whitman	Chairman of the Board of Directors	November 12, 2025
/s/ Anne H. Chow Anne H. Chow	Director	November 12, 2025
/s/ Craig Cuffie Craig Cuffie	Director	November 12, 2025
/s/ Donald J. McNamara Donald J. McNamara	Director	November 12, 2025
/s/ Joel C. Peterson Joel C. Peterson	Director	November 12, 2025
/s/ Nancy Phillips Nancy Phillips	Director	November 12, 2025
/s/ Efrain Rivera Efrain Rivera	Director	November 12, 2025
/s/ Derek van Bever Derek van Bever	Director	November 12, 2025
/s/ Paul S. Walker Paul S. Walker	President, Chief Executive Officer, and Director	November 12, 2025
/s/ Jessica G. Betjemann Jessica G. Betjemann	Chief Financial Officer	November 12, 2025
/s/ A. Derek Hatch A. Derek Hatch	Chief Accounting Officer	November 12, 2025

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Paul S. Walker, certify that:

1. I have reviewed this yearly report on Form 10-K of Franklin Covey Co.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 12, 2025

/s/ Paul S. Walker

Paul S. Walker
Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Jessica G. Betjemann, certify that:

1. I have reviewed this yearly report on Form 10-K of Franklin Covey Co.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 12, 2025   /s/ Jessica G. Betjemann

                                                            Jessica G. Betjemann
                                                            Chief Financial Officer

Exhibit 32

CERTIFICATION

In connection with the yearly report of Franklin Covey Co. (the "Company") on Form 10-K for the period ended August 31, 2025, as filed with the Securities and Exchange Commission (the "Report"), we, Paul S. Walker, President and Chief Executive Officer of the Company, and Jessica G. Betjemann, Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ Paul S. Walker

Paul S. Walker
Chief Executive Officer
Date: November 12, 2025

/s/ Jessica G. Betjemann

Jessica G. Betjemann
Chief Financial Officer
Date: November 12, 2025

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Executive Team

Paul S. Walker
President and Chief
Executive Officer

Jessica G. Betjemann
Chief Financial Officer

Holly Procter
President
Enterprise Division

M. Sean Covey
President
Education Division

Stephanie Talbot
Senior Vice President
People Services

Colleen Dom
Executive Vice President
of Operations

Board of Directors

Robert A. Whitman
Chairman of the Board
of Directors

Anne H. Chow
Lead Independent
Director

Craig Cuffie
Director

Donald J. McNamara
Director

Nancy Phillips
Director

Efrin Rivera
Director

Derek C. M. van Bever
Director

Paul S. Walker
Director

Shareholder Information

Annual Meeting
We invite shareholders to attend our
Annual Meeting of Shareholders at 8:30 a.m. MT
on Friday, January 23, 2026 in the Hyrum W. Smith
Training Room at Franklin Covey Headquarters
13907 S. Minuteman Drive, Suite 500
Draper, UT 84020

Independent Registered Public Accountants
Deloitte & Touche LLP
95 South State Street Suite 900
Salt Lake City, UT 84111

Counsel
Dorsey & Whitney LLP
111 S. Main Street Suite 2100
Salt Lake City, UT 84111-2176

Registrar and Transfer Agent
Broadridge Financial Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717

Common Stock
 The Company's Common Stock is traded
on the New York Stock Exchange under
the ticker symbol FC. There were 430
shareholders of record on the Company's record
date of November 28, 2025.

Certifications
The certifications required by Section 302 of the
Sarbanes-Oxley Act have been filed as exhibits to
the Company's SEC Form 10-K. The most recent
certification required by Section 303A.12(a) of the
New York Stock Exchange Listed Company Manual
has been filed with the New York Stock Exchange
without qualification.

Dividend
No dividends have been paid or declared on the
Company's common stock.

Requests for Additional Information
Additional financial information is available to
shareholders. Requests should be directed to the
attention of Investor Relations, Franklin Covey Co.,
13907 S. Minuteman Drive, Suite 500; Draper, Utah
84020, or call at 801-817-1776. Additional information
on the Company is available on the Internet at
https://www.franklincovey.com.

